As filed with the Securities and Exchange Commission on April 25, 2002.

Registration Statement No. 333-83272

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUINTON CARDIOLOGY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

California	3845	94-3300396
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3303 Monte Villa Parkway

Bothell, Washington 98021
(425) 402-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John R. Hinson

President
Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies to:

Stewart M. Landefeld, Esq. Eric A. DeJong, Esq. Barbara J. Prowant, Esq. Perkins Coie LLP 1201 Third Avenue Suite 4800 Seattle, Washington 98101 (206) 583-8888	G. Scott Greenburg, Esq.
Patrick J. Schultheis, Esq.
Christopher J. Bellavia, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
5300 Carillon Point
Kirkland, Washington 98033
(425) 576-5800

     Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 23.1
EXHIBIT 99.1

Subject to Completion, dated April 25, 2002

3,500,000 Shares

Common Stock

        This is our initial public offering of common stock. We are offering 3,500,000 shares of our common stock. We expect that the public offering price will be between $13.00 and $15.00 per share.

      Prior to this offering there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “QUIN.”

      Investing in our common stock involves a high degree of risk. Please see the section entitled “Risk Factors” starting on page 7 to read about risks you should consider carefully before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
The Offering
Public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses, to Quinton	$	$

      The underwriters have the option to purchase up to an additional 525,000 shares of common stock from us at the initial public offering price, less the underwriting discount, to cover any over-allotments of shares.

      The underwriters expect to deliver the shares on                     , 2002.

Adams, Harkness & Hill, Inc.

WR Hambrecht+Co

Delafield Hambrecht, Inc.

Prospectus dated                     , 2002.

PROSPECTUS SUMMARY

      You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Quinton Cardiology Systems, Inc.

      We develop, manufacture, market and service a family of diagnostic systems used in the diagnosis, treatment, and rehabilitation of patients with heart disease. Our systems, which enable monitoring and testing of cardiovascular responses, are:

•	stress test systems to analyze the performance of the heart under stress;

•	Holter monitoring systems, worn by a patient to record and assess heart performance during various activities over extended periods;

•	cardiac catheterization management systems, to analyze cardiovascular performance, vital signs and coronary artery blockage during cardiac catheterization procedures;

•	cardiac rehabilitation telemetry systems, worn by a patient to record and provide wireless transmission of vital sign data during rehabilitation exercises; and

•	electrocardiograph, or ECG, management systems, to automate the processing, storage, retrieval, editing and transmission of electrocardiographic data.

We also manufacture and sell patented electrodes and sell other consumables related to our products.

      The American Heart Association reports there are over 60 million patients in the U.S. with active or developing heart disease. The American Heart Association also estimates the direct cost of treating heart disease and stroke at nearly $200 billion annually, representing 13% of all domestic healthcare spending. Our systems compete in sectors of the medical equipment market which, based upon reports by Frost & Sullivan, a leading independent research firm, we estimate will have combined 2002 sales in excess of $770 million.

      The care provided to the large population of patients with heart disease is highly dependent on diagnostic systems. The core of diagnostic cardiology is the electrocardiogram, or ECG waveform, a representation of the electrical activity of the heart. Clinicians use ECG waveform recordings and analyses to assess the presence and severity of heart disease, and to monitor the efficacy of treatments such as drugs, surgeries and device implants. Effective use of the ECG waveform in patient management and the delivery of cardiovascular care requires that the entire process of recording, storing, analyzing, retrieving and distributing ECG waveform data is as rapid and cost effective as possible.

      Despite the technological and clinical advances in cardiology, healthcare providers face significant challenges in delivering consistent and high quality cardiovascular care. Healthcare reform continues to place increasing pressure on providers of cardiovascular care to treat increasing numbers of patients with fewer resources. In addition, the need to control costs, increase efficiencies, and manage data have increased the complexity of the decision making process for technology utilization. These needs translate into the demand for:

•	systems and services tailored to the workflow requirements of clinicians;

•	technologies that effectively manage data from a variety of sources;

•	progressive migration to network and Internet technologies;

•	products that are implemented using industry standards for connectivity;

•	methods for preserving and enabling access to healthcare data from legacy systems; and

•	tools to improve the management of resources by tracking and trending cost efficiencies.

      Our family of diagnostic cardiology systems delivers reliable, cost effective solutions for cardiologists and other healthcare providers. Each of our systems is designed to capture and provide access to critical data, as well as to scale to meet the requirements of a variety of cardiovascular care facility environments. We believe our diagnostic cardiology systems provide our customers solutions for overcoming many of the challenges they face.

      We believe we are poised to benefit from growth in the cardiovascular market. We are recognized as a leader in stress test and cardiac rehabilitation telemetry systems. We possess an industry leading brand, a large installed base into which we can sell expanded product offerings, an experienced medical technology management team, a national sales and service organization, and an ongoing commitment to research and development.

      Our growth strategy is to:

•	expand our domestic installed base through sales of our products and systems;

•	increase our penetration of international markets through partnerships and acquisitions;

•	develop industry-leading connectivity solutions for diagnostic cardiology systems; and

•	acquire businesses, assets, or technologies that complement our business or offer other strategic advantages.

Our History

      An investor group led by WR Hambrecht+Co acquired us from American Home Products Corporation in a 1998 leveraged buyout. Following the acquisition, our management has acted to turn around and revitalize our business. In particular, since the acquisition, management has reduced headcount from 515 to 224, improved the quality of our research and development staff, consolidated our sales organization, and instituted a broad-based employee equity incentive program. We have introduced new versions of products based on a Microsoft Windows-based software platform that emphasizes ease-of-use and connectivity, divested two non-core businesses with combined estimated annual revenues of $24.0 million, reduced working capital excluding cash and short-term debt from $16.4 million to $1.5 million, reduced working capital without such adjustments from $16.3 million to a working capital deficit of $3.5 million, and repaid $15.5 million of acquisition debt.

      Our principal offices are located at 3303 Monte Villa Parkway, Bothell, Washington 98201 and our telephone number is (425) 402-2000. We were incorporated in the State of California in 1998. Our web address is www.quinton.com. The information contained in our website is not part of this prospectus.

The Offering

Common stock offered	3,500,000 shares

Common stock to be outstanding after the offering	10,816,622 shares

Use of proceeds	We expect to use the net proceeds from the offering to continue research and development efforts, expand international sales efforts, repay existing debt balances, and for working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire businesses, product lines, assets, or technologies that are complementary to our business or offer other strategic benefits.

Proposed Nasdaq National Market symbol	QUIN

      Except as otherwise indicated, all information in this prospectus gives effect to:

•	amendment of our articles of incorporation to eliminate our authorized Class B common stock, redesignate our Class A common stock as common stock, and establish the aggregate number of authorized shares of common stock at 100,000,000 shares;

•	a 1 for 2.2 reverse stock split of our common stock;

•	conversion of an aggregate of 12,230,000 outstanding shares of Series A convertible preferred stock into 6,246,168 shares of common stock in connection with this offering;

•	conversion of an aggregate of 865,000 outstanding shares of Series B convertible preferred stock into 393,179 shares of common stock in connection with this offering;

      and assumes:

•	adoption of our amended and restated articles of incorporation;

•	no exercise of outstanding options after December 31, 2001;

•	no exercise of outstanding warrants; and

•	no exercise of the underwriters’ over-allotment option.

      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 2001, and excludes:

•	an aggregate of 525,000 shares of common stock that could be sold by us to the underwriters upon exercise of their option to purchase additional shares to cover over-allotments;

•	an aggregate of 1,242,730 shares of common stock issuable as of December 31, 2001 upon the exercise of outstanding stock options granted under our 1998 Amended and Restated Equity Incentive Plan at a weighted average exercise price of $1.78 per share (of which options to acquire 943,162 shares of common stock were exercisable as of December 31, 2001, at a weighted average exercise price of $1.63 per share);

•	an aggregate of 337,980 shares of common stock initially reserved for issuance upon exercise of options that may be granted under our 2002 Stock Incentive Plan, which number includes 224,389 shares initially reserved for issuance under our 1998 Plan;

•	an aggregate of 227,272 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan; and

•	an aggregate of 123,536 shares of Series A convertible preferred stock issuable as of December 31, 2001 upon the exercise of outstanding warrants that, upon completion of this offering, will be exercisable for 63,092 shares of common stock at an exercise price equal to $0.02 per share.

      The terms “us,” “we,” and “our” as used in this prospectus refer to Quinton Cardiology Systems, Inc. and our wholly-owned subsidiary Quinton Inc., and does not refer to any underwriter. Quinton, Q-Stress, Q-Track and Q-Tel are registered trademarks of our wholly-owned subsidiary, Quinton Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

Summary Consolidated Financial Data

	Predecessor Company

	Fiscal Year	Period from	Period from
	Ended	January 1 to	June 5 to
	December 31,	June 4,	December 31,	Fiscal Year Ended December 31,

	1997(1)	1998(1)	1998(2)(3)	1999	2000	2001

	(unaudited)	(unaudited)

	(in thousands)		(in thousands, except for share data)
Consolidated Statement of Operations Data:
Revenues	$64,308	$25,701	$35,660	$69,918	$50,734	$42,874
Gross profit	12,884	8,107	10,627	27,480	17,015	16,854
Operating loss	(17,431)	(8,228)	(3,719)	(716)	(9,155)	(5,392)
Loss from continuing operations	$(17,231)	$(8,228)	$(4,773)	$(2,078)	$(7,000)	$(7,158)

Basic and diluted loss from continuing operations per share(4)				$(7.16)	$(13.94)	$(11.37)

Shares used in computing basic and diluted loss from continuing operations per share(4)				290,264	502,065	629,647

Pro forma basic and diluted loss per share from continuing operations (unaudited)(4)						$(0.98)

Shares used in computing pro forma basic and diluted loss from continuing operations per share (unaudited)(4)						7,268,994

Consolidated Statement of Cash Flows Data:
Cash flows from operations				$(1,738)	$(2,115)	$719

Cash flows from investing activities				$13,722	$(672)	$(280)

Cash flows from financing activities				$(13,123)	$2,409	$(644)

(1)	These periods represent the historical financial information, which is not included in this prospectus, of Quinton Inc. (formerly, Quinton Instrument Company), as our predecessor, net of discontinued operations.

(2)	We were originally incorporated on April 22, 1998. We had no significant operations from April 22, 1998 until June 5, 1998. On that date, we acquired all of the stock of Quinton Inc. from American Home Products Corporation. The results of operations and the purchase costs of the acquired assets and liabilities are included in our audited consolidated financial statements for the period from the acquisition to December 31, 1998, which are not included in this prospectus.

(3)	The application of purchase accounting resulted in our recording of inventory at its estimated fair value, which was approximately $3.9 million more than our predecessor’s book value of the inventory. We expensed this increase as the inventory was sold.

(4)	See Note 2 to the consolidated financial statements for a reconciliation of the denominators used in computing basic and diluted and pro forma basic and diluted loss per share from continuing operations.

The following table summarizes our balance sheet data as of December 31, 2001:

•	on an actual basis, without giving effect to the conversion of the Series A and Series B convertible preferred stock on completion of this offering; and

•	on a pro forma as adjusted basis to reflect the conversion of all shares of outstanding Series A and B convertible preferred stock, the sale of 3,500,000 shares of common stock in this offering at the assumed initial public offering price of $14.00 per share, after deduction of estimated underwriting discounts and commissions and offering expenses, and the repayment of a

$4.5 million credit facility that was outstanding on December 31, 2001 with a portion of our net proceeds from this offering. Based on a per share offering price of $14.00, approximately 320,000 shares would be required to be issued to repay amounts owing as of December 31, 2001. As of March 26, 2002, $4.7 million was outstanding under the credit facility.

	As of December 31, 2001

		Pro forma
	Actual	as adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$218	$39,885
Working capital (deficit)	(3,450)	40,688
Total assets	17,466	57,133
Current liabilities	16,578	12,107
Long-term liabilities	831	831
Convertible preferred stock	13,095	—
Total shareholders’ equity	$57	$44,195

	Fiscal Year Ended December 31,

	1999	2000	2001

	(in thousands)
Other Consolidated Financial Data:
Adjusted EBITDA(1)	$693	$(7,375)	$(1,507)
Adjusted Working Capital(2)	$8,194	$3,783	$1,508

(1)	Adjusted EBITDA, as defined, represents income or (loss) from continuing operations before interest, taxes, depreciation, amortization, non-cash stock-based compensation and, in 2001, the write-off of a note receivable and accrued interest. We believe adjusted EBITDA provides meaningful additional information about our operating results and our ability to service our outstanding borrowings and to fund our continued growth. Adjusted EBITDA is considered by many financial analysts to be a meaningful indicator of an entity’s ability to meet its future financial obligations, and growth in adjusted EBITDA is considered to be an indicator of future profitability and growth. Adjusted EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with U.S. generally accepted accounting principles (or GAAP), as an alternative to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity. Because adjusted EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly titled measures reported by other companies.

(2)	Adjusted Working Capital, as defined, represents current assets less current liabilities, but excluding cash and cash equivalents, amounts outstanding on our line of credit and putable warrants. We believe Adjusted Working Capital provides meaningful additional information about the efficiency of our utilization of operating assets.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decrease due to the occurrence of any of these risks, and you might lose all or part of your investment.

Risks Relating to Our Business

We have a history of net losses from continuing operations and may not achieve profitability.

      In each year since we were acquired from American Home Products in 1998, we have incurred losses from continuing operations. We reported a loss from continuing operations of $7.0 million in 2000 and $7.2 million in 2001. Our 2001 losses from continuing operations resulted from:

•	revenue decreases associated with transitioning to a new product component supplier for our Holter monitor systems;

•	the delayed introduction of our Q-Tel product;

•	a subordinated note default by our treadmill supplier;

•	legal expenses associated with an ongoing lawsuit with a former supplier of our Holter monitor systems;

•	non-cash stock-based compensation expense; and

•	non-cash interest expense recorded in association with outstanding warrants.

      Legal expenses associated with ongoing litigation against a former supplier of our Holter monitor systems may continue to adversely affect our results of operations in future periods. Costs associated with acquiring other businesses, product lines, assets, or technologies could also contribute to future losses. We may fail to achieve or maintain profitability in the future, which would harm our business and impair our ability to implement our business strategy.

The unpredictability of our quarterly revenues and operating results may cause the trading price of our stock to decrease.

      Our quarterly revenues and operating results have varied in the past and may continue to vary in the future due to a number of factors, many of which are outside of our control. Factors contributing to these fluctuations include:

•	changes in our ability to obtain products and product components that are manufactured for us by third parties, such as treadmills and Holter monitors, as well as variations in prices of these products and product components;

•	increased expenses we may incur in connection with ongoing litigation with a former supplier of our Holter monitor systems;

•	delays in the development or commercial introduction of new versions of products and systems;

•	our ability to attain and maintain production volumes and quality levels for our products and product components;

•	the impact of acquisitions, divestitures and other significant corporate events;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	adoption of our system-oriented sales approach;

•	changes in the demand for our products and systems;

•	varying sales cycles that can take up to a year or more;

•	changes in the mix of products and systems we sell;

•	unpredictable budgeting cycles of our customers;

•	delays in obtaining regulatory clearance for new versions of our products and systems;

•	increased product and price competition;

•	the impact of regulatory changes on the availability of third-party reimbursement to customers of our products and systems;

•	the loss of key sales personnel or distributors; and

•	seasonality in the sales of our products and systems.

      Due to the factors summarized above, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance and should not be relied on to predict future operating results. Also, it is possible that, in future periods, our operating results will not meet the expectations of public market analysts or investors. In that event, the price of our common stock may decrease.

Our ongoing litigation with a former supplier has adversely affected our financial results and may continue to adversely affect future operating results.

      In November 2000, we initiated a lawsuit against Zymed, Incorporated, a subsidiary of Koninklijke Philips Electronics N.V. and an affiliate of Philips Electronics North America Corporation that will own approximately 11% of our outstanding capital stock following completion of this offering. We also named Agilent Technologies, Inc. and The Hewlett-Packard Company as defendants. We are seeking damages against the defendants for harm to our business resulting from Zymed’s termination of our Holter monitoring systems distribution agreement in November 2000 and other actions taken by the defendants. Revenues from sales of Holter monitoring systems we obtained under this arrangement represented approximately 8% and 12% of our total revenues in 1999 and 2000, respectively. Following termination of this arrangement by Zymed in 2000, we were forced to arrange an alternative source of supply for Holter monitoring systems and experienced disruptions in our supply of such products. Expenses incurred in connection with this litigation hurt our operating results in 2001, may increase in future periods, and may continue to harm our operating results. Moreover, our litigation against this supplier may prove unsuccessful, and any amounts we recover if we are successful may not cover our litigation expenses.

Failure to keep pace with changes in the marketplace may cause us to lose market share and our revenues may decrease.

      The marketplace for diagnostic cardiology systems is characterized by rapid change and technological innovation, requiring suppliers in the market to regularly update product features and incorporate new technologies in order to remain competitive. We have product development cycles of between 3 months and 2 years, and government clearance or approval cycles that typically take approximately 4 months, but can take longer. Depending on the nature of the new versions of our products we introduce in the future, such cycles may be longer. In developing and enhancing our products we have made, and will continue to make, assumptions about which features, technology standards and performance criteria will be attractive to, or demanded by, our customers. If we implement features, standards and performance criteria that are different from those required by our customers or if our competitors introduce products and systems that better address these needs, market acceptance of our offerings may suffer or may become obsolete. In that event, our market share and revenues would likely decrease.

Failure to develop and commercialize new versions of our products would cause our operating results to suffer.

      To be successful, we must develop and commercialize new versions of our products. Our products are technologically complex and must keep pace with rapid and significant technological change, comply with rapidly evolving industry standards and government regulations, and compete effectively with new product introductions of our competitors. Accordingly, many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Our success in developing and commercializing new versions of our products is affected by our ability to:

•	accurately assess customer needs;

•	minimize the time required to obtain, as well as the costs of, required regulatory clearance or approval;

•	price competitively;

•	manufacture and deliver on time;

•	accurately predict and control costs associated with manufacturing, installation, warranty and maintenance;

•	manage customer acceptance and payment;

•	limit demands by our customers for retrofits; and

•	anticipate and compete effectively with our competitors’ efforts.

      Our growth and profitability depends upon our ability to expand the use and market penetration of our existing product lines as well as to introduce new product lines. Market acceptance of our products depends in part on our ability to demonstrate cost-effectiveness, ease of use and technological advantages of our products and systems. Current or future products and systems using our newly-introduced Microsoft Windows-based software platform may fail to achieve market acceptance. In addition, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. For example, in 2001 the introduction of our Q-Tel rehabilitation telemetry systems was delayed for approximately 9 months due to the addition of certain features and the time it took to introduce new technologies into the development process. As a result of such difficulties and delays our development expenses may increase and, as a consequence, our operating results would suffer.

Competition may decrease our market share and cause our revenues to decrease.

      The diagnostic cardiology systems market is highly competitive and we expect competition to intensify in the future. A small number of companies, all of which are larger than us, dominate the market. Some of our larger competitors, such as General Electric Company, Koninklijke Philips Electronics N.V. and Siemens AG, have:

•	greater financial and other resources;

•	greater variety of products;

•	greater technical capabilities;

•	superior ability to maintain new product flow;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition; and

•	larger distribution networks.

      As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, price our products competitively or otherwise respond successfully to competitive pressures. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or noncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. If we are unable to develop competitive products, gain regulatory approval or clearance and supply sufficient quantities of such products to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, and our revenues and operating results may suffer.

If market conditions cause us to reduce the selling price of our products and systems, our margins and operating results will decrease.

      The selling price of our products and systems is subject to market conditions. Market conditions that could impact the selling price of our products and systems include:

•	delays in product launches;

•	lengthening of buying or selling cycles;

•	the introduction of competing products;

•	price reductions by our competitors;

•	any hospital budgetary constraints; and

•	changes in the reimbursement policies of government and third-party payors.

      If such conditions force us to sell our products and systems at lower prices, our margins and operating results will likely decrease.

If we fail to acquire and successfully integrate other businesses, product lines, assets or technologies, our growth may be limited or our operating results may suffer.

      As part of our growth strategy, we intend to selectively acquire other businesses, product lines, assets, or technologies. Successful execution of our acquisition strategy depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and, if necessary, to obtain satisfactory debt or equity financing. If we fail to consummate future acquisitions our growth may be limited. If we do consummate acquisitions, our inability to integrate the acquired businesses or assets successfully may harm our financial condition or results of operations. In addition, acquisitions could harm our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets, or may require greater efforts to address the regulations of the U.S. Food and Drug Administration or similar foreign regulations.

Reduced demand for our stress test systems, which accounted for over 30% of our revenues in 2001, would cause our operating results to suffer.

      In 2001 we derived over 30% of our revenues from sales of our stress test systems. Demand for our stress test systems could decrease as a result of competition, technological change, our failure to enhance our stress test systems or launch successful new versions of our stress test products, or other factors. Reduced demand for our stress test systems could cause our revenues and operating results to decrease.

Our reliance on third parties to manufacture, assemble or test our products or product components could cause a delay in our ability to fill orders, which might cause us to lose revenues.

      We rely on third parties to manufacture, assemble or test some of our products or product components. We currently purchase several key products and product components, including Holter recorders, telemetry transmitters, treadmills, computer hardware, and printers, from single or limited sources. We carry low inventory levels of some of our products and product components, and we rely on our suppliers to deliver necessary products and product components to our contract manufacturers in a timely manner based on forecasts we provide. Our contracts with these manufacturers can typically be terminated with little or no notice. Qualifying a new component or product manufacturer and commencing volume production could be expensive and time-consuming. Our business could suffer significant harm if any of the suppliers of critical components or products terminated their supply relationship with us. For example, in 2001, termination of the relationship with our Holter monitor supplier led to significant revenue decreases, and the bankruptcy of our treadmill supplier put us at risk for inadequate supply of our largest product component.

      Our reliance on third-party manufacturers exposes us to the following risks:

•	unexpected increases in manufacturing and repair costs;

•	interruptions in shipments if one of our manufacturers is unable to complete production;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to develop an alternative supply source in a timely manner;

•	unpredictability of manufacturing yields;

•	inadequate financial strength of such manufacturers to meet our procurement and manufacturing needs; and

•	potential lack of adequate capacity to provide all or a part of the products or product components we require.

      If we are unable to buy product components when we need them or in sufficient quantities, or if we are required or choose to change product or product component suppliers, or if we fail to work efficiently or effectively with new suppliers, we may be unable to manufacture and ship our products on a timely basis, our customer relationships may be harmed and our revenues may decrease.

Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.

      We do not generally have long-term purchase contracts with our customers, who order products on a purchase order basis. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Our typical order backlog of less than 30 days makes it difficult for us to forecast future sales with certainty. Our operating expenses are largely based on anticipated sales volume and a significant portion of those expenses are and will continue to be fixed. We provide forecasts of our demand to our third-party manufacturers. Long and varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. We must plan production and order product components several months in advance of customer orders. In addition, lead-times for materials and product components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. These factors expose us to a number of risks:

•	if we overestimate our requirements we may be obligated to purchase more inventory than is required;

•	if we underestimate our requirements, our third-party manufacturers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues;

•	we may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and

•	over or under production can lead to higher expense, lower than anticipated revenues, and reduced margins.

If we do not develop or maintain successful relationships with international distributors, our growth may be limited, sales of our products and systems may decrease and our operating results may suffer.

      We have historically generated approximately 10% of our revenues from international sales and our growth strategy contemplates expanded efforts to increase international sales. All of our international sales in recent periods were attributable to third-party distributors, and our success in expanding international sales in the future will depend on our ability to develop and manage a network of international distributors and the performance of our distributors. Because we generally do not have long-term contracts with our distributors, our distribution relationships may be terminated on little or no notice. Moreover, our distributors are not committed to purchasing any minimum amount of products from us, sometimes sell products and systems that compete with ours, may devote more efforts to selling other products and systems and may stop selling our products and systems at any time. If we lose any significant international distributors, or if any of our distributors devote more effort to selling other products and systems than to ours, our international sales and operating results may suffer and our growth may be limited. Purchasing decisions of some customers of medical devices are based more on which products and systems the distributors with whom they have established relationships offer than on relative performance characteristics of competing product or systems offerings. Consequently, our success in expanding international sales may be limited if our distributors lack, or are unable to develop, relationships with important target customers in international markets.

We must attract and retain qualified software engineers and research and development personnel or our business will suffer.

      There are a limited number of qualified software engineers and research and development personnel in the Seattle metropolitan area. In addition, we face intense competition for these personnel from our competitors and software development companies. Our industry has historically been characterized by high levels of employee turnover. The competition for a limited pool of qualified persons may cause our salary costs or use of stock option grants to increase, which could increase our operating expenses, including our stock-based compensation expense, and result in additional dilution to our shareholders. If we fail to attract, motivate and retain software engineers and research and development personnel, we may be unable to develop or enhance our products or meet the demands of our customers in a timely manner and our business would suffer.

We depend on the expertise of key personnel to manage our businesses effectively in a changing market, and if we lose one or more members of our senior management team or if our management team does not work together effectively, our business could be harmed.

      The success of our business depends in part on key managerial, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such key personnel with other companies, academic institutions, government entities and other organizations. We do not have agreements whereby our employees agree not to compete with us, nor do we maintain key person life insurance on any of our executive officers. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel, hire or retain other qualified personnel in the future, or if our key personnel decided to join a competitor or otherwise compete with us.

      Many of our existing management personnel have held their current positions for less than two years, including our President and Chief Operating Officer, our Chairman and Chief Executive Officer and our Chief Financial Officer. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. Our business may be harmed if we do not successfully allocate responsibilities among our management team or if some of our management do not succeed in their roles.

Undetected product errors or defects could result in increased warranty costs, loss of revenues, product recalls, delayed market acceptance and claims against us.

      We offer a warranty on all of our products that allows our customers to have any defective unit repaired or replaced. Our products may contain undetected errors or defects which are discovered only after use by our customers. If there is a product failure, we may have to replace all affected products without being able to bill our customers for the replacement units, or we may have to refund the purchase price for the defective units. In addition, certain product failures may require us to recall products. Any failures and the costs associated with such recalls may be uninsured. Any errors or defects discovered after commercial release could result in:

•	failure to achieve market acceptance;

•	loss of customers, revenues and market share;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

Product liability lawsuits against us may require expensive and time consuming litigation efforts, and could result in substantial damages and increase our insurance rates.

      Product liability claims may negatively impact our business. Such claims would divert management’s attention from our core business, would be expensive to defend, and could result in sizeable damage awards against us. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur, and we may not be able to maintain this insurance or do so at a reasonable cost or on reasonable terms. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. If a product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business would suffer. In addition, such claims may require us to recall some of our products, which could result in significant costs to us.

Failure to maintain an adequate level of financial and management processes and controls would harm our business and could cause our stock price to decrease.

      Reporting obligations as a public company and our anticipated growth, both internally and through acquisitions, are likely to place a considerable strain on our financial and management systems, processes and controls. Consequently, we will need to improve our financial and managerial controls, reporting systems and procedures. If we do not maintain adequate financial and management processes and controls, we may not be able to accurately report our financial performance on a timely basis, and our business and operating results would be harmed.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products and systems may cause our revenues to decrease.

      Significant changes in the healthcare systems in the U.S. or elsewhere could have a significant impact on the demand for our products and services as well as the way we conduct business. Federal, state and local governments have adopted a number of healthcare policies intended to curb rising healthcare costs. These policies include controls on government-funded reimbursement for healthcare services and price controls on medical products and services providers. Additional controls continue to be proposed at all levels of the government. We are unable to predict whether federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business.

      In the U.S., healthcare providers that purchase our products and systems generally rely on governmental and other third-party payors, such as federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the cost of heart-monitoring procedures and consumable products utilized in those procedures. The availability of such reimbursement affects our customers’ decisions to purchase capital equipment. In addition, governmental and other third-party payors are increasingly challenging the pricing of medical procedures or limiting or prohibiting reimbursement for specific devices and therapies through other means, and can, without notice, deny coverage for treatments that include the use of our products.

      Some healthcare providers in the U.S. have adopted or are considering a managed care system in which the providers contract to provide comprehensive healthcare for a fixed cost per person. Healthcare providers may also attempt to control costs by authorizing fewer elective diagnostic cardiology procedures, or by requiring the use of the least expensive procedure available. Denial of coverage or reductions in levels of reimbursement for procedures performed using our products and systems by governmental or other third-party payors would cause our revenues to decrease.

      Outside of the U.S., reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. If adequate levels of reimbursement from third-party payors outside of the U.S. are not obtained, international sales of our products and systems may decrease.

If we fail to obtain or maintain necessary FDA and other applicable regulatory clearances or approvals for our products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the U.S. and other jurisdictions.

      Our products are medical devices that are subject to extensive regulation in the U.S. and in foreign countries where we do business. Unless an exemption applies, each medical device that we wish to market in the U.S. must first receive either 510(k) clearance or premarket approval from the U.S. Food and Drug Administration, or FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process, also known as “premarket notification,” is the process applicable to our current products. It usually takes from three to twelve months from the date the application is submitted and filed by the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the devices. The premarket approval process is a much more costly, lengthy and uncertain process. It generally takes from one to three years from the date the application is submitted and filed with the FDA, and may take even longer. Achieving premarket approval may take numerous clinical trials and require the filing of numerous amendments over time. Our Q-Tel rehabilitation telemetry systems, Q-710 stress test monitors that interpret resting heart rate functions, and QCG-740 electrocardiographs have been classified as class III pre-amendment devices. Sales of these devices collectively accounted for approximately 10.0% of our total revenues in 2001 and 16.9% of our total revenues in 2000. The FDA has discretion at any time to request premarket approval applications from us and all manufacturers of similar devices. If the FDA calls for premarket approval applications, we will be required to submit and obtain approvals for such devices within a specified period of time determined by the FDA. If we fail to do so, we will not be allowed to continue marketing these products which could cause our revenues to decline. If we are unable to obtain additional clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, it could adversely affect our revenues and profitability.

Modification to our marketed devices may require new 510(k) clearances or premarket approvals or require us to cease marketing or recall the modified devices until such clearances or approvals are obtained.

      Any modification to an FDA cleared medical device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new FDA 510(k) clearance or possibly premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any such decision by the manufacturer. We have modified aspects of some of our devices since receiving regulatory clearance. Some of those modifications we believe are not significant, and therefore, new 510(k) clearances or premarket approvals are not required. Other modifications we believe are significant and we have obtained additional 510(k) clearances from the FDA for such modifications. In the future, we may make additional modifications to our products after they have received FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary. The FDA may disagree with our decisions not to seek new clearance or approval and may require us to obtain 510(k) or premarket approval. If the FDA requires us to seek clearance or approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the necessary clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties.

If we or our suppliers fail to comply with the FDA’s Quality System regulation, our manufacturing operations could be delayed, and our product sales and profitability could suffer.

      Our manufacturing processes for our products are required to comply with the FDA’s Quality System regulation, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the Quality System regulation through unannounced inspections. If we fail a Quality System regulation inspection or if our corrective action plan is not sufficient, the FDA may bring an enforcement action against us, and our operations could be disrupted and our manufacturing delayed. If we fail to take adequate corrective action in response to any serious compliance issue raised by the FDA, we could face various enforcement actions, which could include a shut-down of our manufacturing operations and/or a recall of our products, which would cause our product sales and profitability to suffer.

Even after receiving FDA clearance or approval, our products may be subject to product recalls, which may harm our reputation.

      The FDA and similar governmental authorities in other countries have the authority to make a mandatory recall or order the removal from the market of our products in the event of material deficiencies or defects in design, manufacture, or labeling of the device. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. Any recall of our products may divert managerial and financial resources and harm our reputation with customers.

We may require additional capital and failure to attract additional capital could curtail our growth.

      We may require additional capital for, among other purposes, acquiring other businesses, product lines, assets, or technologies, integrating acquired companies and assets, investing in research and development, acquiring new equipment and maintaining the condition of existing equipment. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. Our credit facility, originally entered into in June 1998, currently has a one year term that expires in June 2002. We may be unable to renew this credit facility on similar terms, if at all, and if we do renew this facility it will likely have an initial term of only one year. If we do not renew our current credit facility, we may be unable to obtain a new credit facility on satisfactory terms, if at all. Other financing may not be available or, if available, may not be available on terms satisfactory to us and may result in significant shareholder dilution. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operation, or refinancing our indebtedness.

If we are unsuccessful in implementing our new systems-oriented approach to sales and service, our operating results may suffer and our growth may be delayed or limited.

      Our new systems-oriented sales and service approach, adopted to support recent changes in our products, requires us to maintain a sophisticated sales force, engage in extensive negotiations, and provide network integration services in the future to complete sales. If our sales and service personnel are unable to transition from our historic stand-alone, device-oriented approach to this new systems-oriented approach, or if our systems-oriented sales approach is not successful with our customers, our revenues and operating results may suffer and our growth may be delayed or limited.

Failure to adequately protect our intellectual property rights will cause our business to suffer.

      Our success depends in part on obtaining, maintaining, and enforcing our patents and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trade secret, copyright, know-how, and trademark laws, license agreements and contractual provisions to establish our intellectual property rights and protect our products. The precautionary steps we have taken may not adequately protect our intellectual property rights.

      Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents. We may not be able to protect our rights in unpatented technology, trade secrets and confidential information effectively. We require our new employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of their employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time and our operating results would suffer.

      Third parties may claim that our products and systems infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in the U.S., patent applications are maintained in secrecy for up to eighteen months after their filing dates. Moreover, patent applications can be maintained in secrecy until they issue, if they were filed before November 29, 2000, are not subject to publication in any country, or have otherwise properly requested maintaining secrecy to issuance. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. In the event a competitor were to challenge our patents or licenses, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

Difficulties converting to a new enterprise resource planning application could interrupt our business.

      We expect to migrate from our existing enterprise resource planning, or ERP, application to a new ERP application in the near future. We anticipate that this conversion will entail significant expense and management attention. If our conversion fails or takes significantly longer than expected, or if the new system works improperly, we could face interruption in our business while we correct the problem. A sustained interruption in our business could cause our operating results to decrease.

Reductions in the number of our employees as a result of our past restructurings could harm our business.

      Since our 1998 leveraged buyout, we have reduced employee headcount from 515 to 224. This reduction resulted principally from a staff reduction following the buyout, the sale of our fitness business in 1999 and a restructuring of our sales, research and other activities in 2000. Our customer services, support and distribution functions may also have been disrupted by these reductions due to the potential for decreased employee morale. These headcount reductions could have a negative impact on our ability to achieve our revenue growth goals and lead to customer dissatisfaction or harm our business.

Our operating results may be subject to seasonal fluctuations during the first and third fiscal quarters of each year, which can lead to unpredictable variations in our quarterly results and cause the stock price of our common stock to decrease.

      Companies in the medical device industry have historically experienced sales decreases in the first calendar quarter due to patterns in the capital budgeting and purchasing cycles of medical device customers. We may experience similar seasonality. We may also experience declining revenues in the third fiscal quarter due to summer holiday and vacation schedules. These seasonal factors may lead to unpredictable variations in our quarterly operating results and cause the stock price of our common stock to decrease.

Any disaster at our manufacturing facilities could disrupt our ability to manufacture our products for a substantial amount of time and our revenues will decrease.

      We manufacture and assemble products at our facilities in Bothell, Washington. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace in the event our facility is affected by a disaster. In addition, we might be forced to rely on third-party manufacturers or to delay production of our products. Insurance for damage to our property and the disruption of our business from disasters may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. Any significant uninsured loss, prolonged or repeated disruption, or inability to operate could cause significant harm to our business, financial condition and operating results.

Risks Relating to This Offering of Our Securities

Our stock price may be volatile because of factors beyond our control, and you may lose all or a part of your investment.

      Our shares have not previously been publicly traded. Following this offering, the market price of our common stock may substantially decrease. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors including:

•	our failure to achieve or maintain profitability;

•	our failure to meet the expectations of the public market analysts or investors;

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	actual or anticipated variations in our quarterly operating results;

•	changes in industry trends and the business success of our customers;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the loss of major customers or product or component suppliers;

•	litigation;

•	governmental regulatory initiatives;

•	additions or departures of key personnel; and

•	general economic conditions, especially a recession or economic downturn, which may adversely affect the healthcare industry in general.

      In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn may cause our operating results to suffer.

Our management has broad discretion as to the use of the net proceeds from this offering.

      Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. Management may not apply these funds effectively, or invest the net proceeds from this offering in a manner yielding a favorable return. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot evaluate the value or propriety of our management’s application of the proceeds prior to your investment. If we do not allocate the proceeds of the offering effectively, we may not achieve our objectives and the market price of our common stock may decrease.

W.R. Hambrecht/ QIC, LLC will continue to hold a substantial portion of our stock after this offering, which may lead to voting conflicts with other shareholders and may deter or delay any future acquisition of us.

      Following the completion of this offering, W.R. Hambrecht/ QIC, LLC will own 46.7% of our outstanding common stock. W.R. Hambrecht/ QIC, LLC, an investment partnership formed by WR Hambrecht+Co to participate in our acquisition from American Home Products Corporation, is managed in all respects by W.R. Hambrecht/ QIC Management, LLC whose members are WR Hambrecht+Co, John D. Delafield, a director and former employee of WR Hambrecht+Co, and Scott Gibbs, a former employee of WR Hambrecht+Co. WR Hambrecht+Co, through W.R. Hambrecht/QIC, LLC, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third-party from acquiring or merging with us. As a result, such control may not be in the best interests of our other shareholders, and may in turn reduce the market price of our common stock.

Our largest shareholders’ contractual rights to representation on our board may be exercised in a manner that disrupts our board’s management of our business and affairs or affects our ability to comply with the Nasdaq National Market audit committee requirements.

      Our two largest shareholders, W.R. Hambrecht/ QIC, LLC and Philips Electronics North America Corporation, are parties to a shareholders agreement that provides each of them certain contractual rights to representation on our board. Pursuant to the shareholders agreement, W.R. Hambrecht/ QIC, LLC has the right to designate up to three nominees and Philips is required to vote its shares in favor of those nominees. Philips and its wholly-owned subsidiary, Zymed, Incorporated, collectively have the right to designate up to two nominees and W.R. Hambrecht/ QIC, LLC is required to vote its shares in favor of those nominees. The shareholders agreement also prohibits an increase in the number of directors above seven without the consent of Philips. At this time, three of our directors have been elected as nominees designated by W.R. Hambrecht/QIC, LLC. Philips has not exercised its right to designate nominees for election to our board or indicated whether it intends in the future to designate any nominees to the board. We currently have four directors and intend to appoint at least two more in order to meet certain qualitative requirements of the Nasdaq National Market. In particular, the Nasdaq National Market rules require us to have a three person audit committee, at least two of whom are not our employees or officers and do not have a relationship with us that in the opinion of our board of directors would interfere in the exercise of independent judgment in carrying out the responsibilities of a director. None of our current directors meet this definition of independence but we intend to satisfy the audit committee composition requirements of the Nasdaq National Market by appointing, no later than 90 days after completion of this offering, at least two new directors who meet the independence and financial literacy requirements of the Nasdaq audit committee rules. Philips’ exercise of its right to designate two board nominees could make it difficult for us to attract and retain qualified candidates for our board. In particular, if Philips exercises its right to have two directors elected to our board of directors and does not consent to increase the total number of directors above 7, at least one of our board members in office at that time who does not meet the independence requirements of the Nasdaq National Market audit committee rules may need to resign to enable us to comply with those rules.

A shareholders agreement between our two largest shareholders may prevent the creation of an active, liquid trading market for our common stock.

      The shareholders agreement between our two largest shareholders, W.R. Hambrecht/QIC, LLC and Philips Electronics North America Corporation, who together will own approximately 57.7% of our outstanding stock following completion of this offering, prohibits the transfer of shares held by these shareholders unless the transferees of such shares agree to be bound by the agreement. These transfer restrictions continue indefinitely after completion of this offering as the shareholders agreement can only be terminated with the consent of the parties to that agreement. These transfer restrictions may limit the public trading market for our stock. If an active, liquid trading market for our stock is not sustained after completion of this offering, you may not be able to sell your shares quickly and the market price of our common stock may be harmed.

Future sales of our common stock by existing shareholders could cause our stock price to decrease.

      Our current shareholders hold a substantial number of shares of our common stock, which they will be able to sell in the public market in the near future. Upon completion of this offering, 10,816,622 shares of common stock will be outstanding assuming no exercise of the underwriters’ over-allotment option, no exercise of options or warrants after December 31, 2001, and the conversion of all of our outstanding shares of convertible preferred stock into common stock. The 3,500,000 shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements with us or the underwriters that restrict holders’ ability to transfer their stock for 180 days after the date of this prospectus. Of these remaining shares:

•	13,636 will be available for sale in the public market as of the date of this prospectus;

•	1,189,997 will be available for sale in the public market on August 1, 2002; and

•	6,112,989 will be available for sale in the public market 180 days after the date of this prospectus.

      The underwriters may waive the 180 day lock-up period at any time. In addition, we intend to file a registration statement under the Securities Act as promptly as possible after the completion of this offering to register shares to be issued pursuant to our 1998 Amended and Restated Equity Incentive Plan, our 2002 Stock Incentive Plan and our 2002 Employee Stock Purchase Plan. We expect this registration to become effective immediately upon filing. If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, or if public investors believe our existing shareholders are likely to sell substantial amounts of our common stock in the future, the market price of our common stock could decrease.

Provisions in our charter documents might deter a company from acquiring us, which could inhibit ability of our shareholders to receive an acquisition premium for their common stock.

      Following completion of this offering, we will have a classified board, divided into two classes that will serve staggered two-year terms. Only one class of directors will be elected each year, while the directors in the other classes will continue on our board for the remainder of their terms. This classification of our board could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, control of us since it would make it more difficult and time-consuming to replace our then current directors. In addition, pursuant to our amended and restated articles of incorporation, our shareholders will be unable to act by written consent. Although generally directors may be removed by the affirmative vote of a majority of our outstanding shares, once our board of directors has been classified, no director may be removed if the shares voted against his removal would have been sufficient to have elected that director had such shares been voted cumulatively. Our shareholders must also meet advance notice requirements for shareholder proposals. Our board may also issue preferred stock without any vote or further action by the shareholders. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders. See “Description of Capital Stock” for a more complete description of the anti-takeover provisions of our charter documents.

The loss of services of Arthur Andersen LLP could cause investors in this offering harm or cause us significant cost or delay.

      Arthur Andersen LLP provides us with auditing services, including issuing an audit report with respect to our financial statements contained in this prospectus. Arthur Andersen LLP is the subject of litigation and was indicted with respect to its activities in connection with Enron Corp. Arthur Andersen LLP may fail, may merge with or have its assets sold to a third party, or may lose critical personnel. In the event that Arthur Andersen LLP fails or does not otherwise continue in business, Arthur Andersen LLP may have insufficient assets to satisfy any claims made by investors or by us with respect to this offering. The SEC may decline to accept financial statements audited by Arthur Andersen LLP if it is unable to represent to us that there was appropriate continuity of Arthur Andersen LLP personnel working on our audit and availability of national office consultation. In the event that Arthur Andersen LLP is unable to continue to provide audit services to us, or if the SEC declines to accept financial statements audited by Arthur Andersen LLP, we could experience significant additional cost or delay in completing our periodic reports required to be filed with the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Statements in this prospectus about our future results, levels of activity, performance goals, acquisition strategy, development of products, achievements or other future events constitute forward-looking statements. In some cases, you can identify forward-looking statements by our use of words such as “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” or the negative or other variations of these words and other similar words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those discussed in more detail under the caption “Risk Factors” and elsewhere in this prospectus.

      Our forward-looking statements are based on our current expectations, intentions and beliefs as of the date of this prospectus. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. You should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any of the forward-looking statements after the date of this prospectus to confirm such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

      We expect to receive approximately $44.1 million in net proceeds from the sale of 3,500,000 shares of common stock offered by us in this offering, based on an assumed public offering price of $14.00 per share (approximately $51.0 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by us. The principal purposes of this offering are to obtain additional working capital and to establish a public market for our common stock. Although we currently have no specific plans for the application of a significant portion of the net proceeds of this offering, we expect to use the net proceeds from this offering:

•	to repay existing debt balances under our credit facility;

•	to acquire complementary businesses, product lines, assets or technologies;

•	to fund product research and development;

•	to expand international sales efforts; and

•	for working capital and other general corporate purposes.

      We will have significant discretion in the use of the net proceeds of this offering, including with respect to net proceeds used to acquire complementary businesses, product lines, assets or technologies. Although we periodically engage in preliminary discussions relating to acquisitions, we are not currently a party to any agreements or commitments and we have no understandings with respect to any acquisitions. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest these funds in short-term, interest-bearing, investment-grade securities.

      Our credit facility has $4.7 million outstanding as of March 26, 2002. This facility bears interest at the prime lending rate plus 2.0% and matures on June 5, 2002.

DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings to fund the development and expansion of our business. Therefore, we do not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

      The following table shows, as of December 31, 2001, our capitalization:

•	on an actual basis, without any adjustments to reflect subsequent events or anticipated results;

•	on a pro forma basis to reflect the automatic conversion of all outstanding convertible preferred stock into shares of common stock effective upon completion of this offering as if such conversion had occurred at the original date of issuance; and

•	on a pro forma as adjusted basis to reflect the sale of 3,500,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses, and the repayment of our $4.5 million credit facility that was outstanding on December 31, 2001. Based on a per share offering price of $14.00, approximately 320,000 shares would be required to be issued to repay amounts owing as of December 31, 2001. As of March 26, 2002, $4.7 million was outstanding under the credit facility.

      You should read the information in this table together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	December 31, 2001

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)
Cash and cash equivalents	$218	$218	$39,885

Credit facility	4,471	4,471	—

Shareholders’ equity:
Convertible preferred stock, without par value; authorized 50,000,000 shares; 13,095,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	13,095	—	—
Common stock, without par value; 100,000,000 authorized; 677,275 shares issued and outstanding, actual; 7,316,622 shares issued and outstanding, pro forma; 10,816,622 shares issued and outstanding pro forma as adjusted	3,490	16,585	60,723
Deferred stock compensation	(287)	(287)	(287)
Accumulated deficit	(16,241)	(16,241)	(16,241)

Total shareholders’ equity	57	57	44,195

Total capitalization	$4,746	$4,746	$84,080

      The number of shares in the table above excludes:

•	an aggregate of 1,242,730 shares of common stock issuable as of December 31, 2001 upon the exercise of outstanding stock options granted under our 1998 Amended and Restated Equity Incentive Plan, at a weighted average exercise price of $1.78 per share (of which options to acquire 943,162 shares of common stock were exercisable as of December 31, 2001, at a weighted average exercise price of $1.63 per share);

•	an aggregate of 337,980 shares of common stock initially reserved for issuance upon exercise of options that may be granted under our 2002 Stock Incentive Plan, which number includes 224,389 shares initially reserved for issuance under the 1998 Plan;

•	an aggregate of 227,272 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan; and

•	an aggregate of 123,536 shares of Series A convertible preferred stock issuable as of December 31, 2001 upon the exercise of outstanding warrants that, upon completion of this offering, will be exercisable for 63,092 shares of common stock at an exercise price equal to $0.02 per share.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value is equal to total assets less intangible assets and liabilities.

      Our net tangible book value as of December 31, 2001 was approximately $(0.1) million, or $(0.02) per share, after giving effect to the automatic conversion of all outstanding shares of Series A and Series B convertible preferred stock into common stock upon the completion of this offering. After giving effect to the receipt of the net proceeds from the issuance and the sale of 3,500,000 shares of common stock offered by us at an initial public offering price of $14.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2001 would have been approximately $44.0 million, or $4.07 per share. This represents an immediate increase in pro forma net tangible book value of $4.09 per share to existing shareholders and an immediate dilution of $9.93 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share of $14.00 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Net tangible book value per share as of December 31, 2001	(0.02)
Increase in pro forma net tangible book value per share attributable to new investors	4.09

Net tangible book value per share after this offering		4.07

Dilution per share to new investors		$9.93

      The following table presents, as of December 31, 2001, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing shareholders and by new investors, before deducting the underwriting discount and the estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders	7,316,622	68%	$13,245,100	21%	$1.81
New investors	3,500,000	32%	49,000,000	79%	$14.00

Total	10,816,622	100.0%	$62,245,100	100.0%

      The tables and calculations above are based on the actual number of shares outstanding as of December 31, 2001 and exclude:

•	an aggregate of 1,242,730 shares of common stock issuable as of December 31, 2001, upon the exercise of outstanding stock options granted under our 1998 Amended and Restated Equity Incentive Plan at a weighted average exercise price of $1.78 per share (of which options to acquire 943,162 shares of common stock were exercisable as of December 31, 2001, at a weighted average exercise price of $1.63 per share);

•	an aggregate of 337,980 shares of common stock initially reserved for issuance upon exercise of options that may be granted under our 2002 Stock Incentive Plan, which number includes 224,389 shares initially reserved for issuance under the 1998 Plan;

•	an aggregate of 227,272 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan; and

•	an aggregate of 123,536 shares of Series A convertible preferred stock issuable as of December 31, 2001 upon the exercise of outstanding warrants that, upon completion of this offering, will be exercisable for 63,092 shares of common stock at an exercise price equal of $0.02 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following selected consolidated financial data as of and for the years ended December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The pro forma shares used in the calculation of net loss from continuing operations per share reflect the conversion of all outstanding shares of convertible preferred stock into common stock.

	Predecessor Company

	Fiscal Year	Period from	Period from
	Ended	January 1 to	June 5 to	Fiscal Year Ended
	December 31,	June 4,	December 31,	December 31,

	1997(1)	1998(1)	1998(2)(3)	1999	2000	2001

	(unaudited)	(unaudited)

	(in thousands)		(in thousands, except for share data)
Consolidated Statement of Operations Data:
Revenues	$64,308	$25,701	$35,660	$69,918	$50,734	$42,874
Cost of revenues	51,424	17,594	25,033	42,438	33,719	26,020

Gross profit	12,884	8,107	10,627	27,480	17,015	16,854

Operating expenses:
Research and development	7,782	3,561	2,336	7,078	7,479	5,459
Sales and marketing	18,592	9,096	8,429	15,872	13,306	9,210
General and administrative (excluding stock-based compensation)	3,941	3,678	3,581	5,179	4,525	4,913
Restructuring costs	—	—	—	—	645	—
Stock-based compensation(4)	—	—	—	67	215	2,664

Total operating expenses	30,315	16,335	14,346	28,196	26,170	22,246

Operating loss	(17,431)	(8,228)	(3,719)	(716)	(9,155)	(5,392)

Other income (expense):
Interest expense, net	—	—	(1,024)	(1,517)	(302)	(939)
Write-off of note receivable	—	—	—	—	—	(1,106)
Other income (expense)	200	—	(24)	182	369	74

Total other income (expense)	200	—	(1,048)	(1,335)	67	(1,971)

Loss from continuing operations before income taxes	(17,231)	(8,228)	(4,767)	(2,051)	(9,088)	(7,363)
Income tax benefit (provision)	—	—	(6)	(27)	2,088	205

Loss from continuing operations	(17,231)	(8,228)	(4,773)	(2,078)	(7,000)	(7,158)
Discontinued operations:
Income from operations, net	—	—	—	448	—	—
Gain on sale, net	—	—	—	4,732	—	(831)

Net income (loss)	$(17,231)	$(8,228)	$(4,773)	$3,102	$(7,000)	$(7,989)

Basic and diluted loss from continuing operations per share(5)				$(7.16)	$(13.94)	$(11.37)

Shares used in computing basic and diluted loss from continuing operations per share(5)				290,264	502,065	629,647

Pro forma basic and diluted loss from continuing operations per share (unaudited)(5)						$(0.98)

Weighted average shares used in computing pro forma basic and diluted loss from continuing operations per share (unaudited)(5)						7,268,998

Consolidated Statement of Cash Flows Data:
Cash flows from operations				$(1,738)	$(2,115)	$719

Cash flows from investing activities				$13,722	$(672)	$(280)

Cash flows from financing activities				$(13,123)	$2,409	$(644)

	December 31,	December 31,

	1997	1998	1999	2000	2001

	(unaudited)
	(in thousands)	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$1,940	$801	$423	$218
Total assets	42,080	44,099	32,682	23,654	17,466
Current liabilities	14,750	36,116	21,530	18,183	16,578
Long-term liabilities	—	—	—	—	831
Total shareholders’ equity	$27,330	$7,983	$11,152	$5,471	$57

	Fiscal Year Ended December 31,

	1999	2000	2001

	(in thousands)
Other Consolidated Financial Data:
Adjusted EBITDA(6)	$693	$(7,375)	$(1,507)
Adjusted Working Capital(7)	$8,194	$3,783	$1,508

(1)	These periods represent the historical financial information of Quinton Inc., as our predecessor, net of discontinued operations.

(2)	We were originally incorporated on April 22, 1998. We had no significant operations from April 22, 1998 until June 5, 1998. On that date, we acquired all of the stock of Quinton Inc. from American Home Products Corporation. The results of operations and the purchase costs of the acquired assets and liabilities are included in our audited consolidated financial statements for the period from the acquisition to December 31, 1998, which are not included in this prospectus.

(3)	The application of purchase accounting resulted in our recording of inventory at its estimated fair value, which was approximately $3.9 million more than our predecessor’s book value of the inventory. We expensed this increase as the inventory was sold.

(4)	Stock-based compensation charges, though reported separately in the statement of operations, are attributed to general and administrative expenses.

(5)	See Note 2 to the consolidated financial statements for a reconciliation of the denominators used in computing basic and diluted and pro forma basic and diluted loss per share from continuing operations.

(6)	Adjusted EBITDA, as defined, represents income or (loss) from continuing operations before interest, taxes, depreciation, amortization, non-cash stock-based compensation and, in 2001, the write-off of a note receivable and accrued interest. We believe adjusted EBITDA provides meaningful additional information about our operating results and our ability to service our outstanding borrowings and to fund our continued growth. Adjusted EBITDA is considered by many financial analysts to be a meaningful indicator of an entity’s ability to meet its future financial obligations, and growth in adjusted EBITDA is considered to be an indicator of future profitability and growth. Adjusted EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity. Because adjusted EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly titled measures reported by other companies.

(7)	Adjusted Working Capital, as defined, represents current assets less current liabilities but excluding cash and cash equivalents, amounts outstanding on our line of credit and putable warrants. We believe Adjusted Working Capital provides meaningful additional information about the efficiency of our utilization of operating assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled “Risk Factors.”

Critical Accounting Estimates and Policies

      The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including revenues, the allowance for doubtful accounts, the salability and recoverability of inventory, warranty reserves, the carrying value of our investment in ScImage, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We use our judgment to determine whether installation we offer in connection with system sales is an inconsequential or perfunctory obligation of the overall sale. Current revenue recognition is appropriate when the obligation is viewed as inconsequential or perfunctory while revenue deferral is required when the obligations are not. We also use judgment to determine whether vendor specific objective evidence of fair value exists for undelivered software elements. If vendor specific objective evidence of fair value does not exist for an undelivered software element, all revenue associated with the original sale will be deferred until such vendor specific objective evidence exists or all elements of the arrangement have been delivered. Our judgment about whether vendor specific evidence of fair value exists is based on whether the undelivered element is sold separately at prices that are within a narrow range, or if the undelivered element is not sold separately, at established list prices which, in our judgment, will be the probable price when the undelivered element is introduced into the market. Differences could result in the amount and timing of the recorded revenues if we make different judgments or use different estimates.

      We must make estimates of the collectability of accounts receivable. We analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if we make different judgments or use different estimates.

      We value inventory at the lower of cost or market on an average cost basis. We regularly review inventory detail to determine whether a write-down is necessary. We consider various factors in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions. Differences could result in the amount and timing of write-downs for any period if we make different judgments or use different estimates.

      We provide warranty service covering the systems we sell. We estimate and reserve for future costs of providing warranty service which relate principally to the hardware components of the systems, when the systems are sold. Our estimates are based in part on our warranty claims history and other relevant information. Differences could result in the amount and timing of the recorded warranty reserve if we make different judgments or use different estimates.

      We assess the carrying value of our investment in ScImage, Inc. to determine whether the market value of the investment has fallen below its carrying amount. Any difference between the carrying amount and market value would be treated as an unrealized loss and charged to operations and the basis of the security would be reduced by the amount of the unrealized loss and the resulting amount would be considered the new basis of the investment. The information to evaluate the fair value of the investment in ScImage is limited since ScImage is a privately held company. We believe that the carrying amount of the investment is appropriate, though our belief is necessarily based on information and subjective judgments that could change in the future.

      As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include a tax provision or reduce our tax benefit in the statements of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We believe, based on a number of factors including historical operating losses, that we will not realize the future benefits of a significant portion of our net deferred tax assets and we have accordingly provided a full valuation allowance against our deferred tax assets. However, various factors may cause those assumptions to change in the near term.

      We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

      We have determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are those related to revenue recognition and accounting for stock-based compensation.

      Revenue Recognition. Our revenue recognition policies are based on the requirements of SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, and to the extent revenues are allocated to software elements, AICPA Statement of Position 97-2, Software Revenue Recognition.

      Revenue from sales of systems is generally recognized when title transfers to the customer, typically upon shipment. We recognize revenue on sales of systems made to our distributors when the product is shipped to our distributors and all of our significant obligations have been satisfied. Our distributors do not have price protection or product return rights, except that our Canadian distributor has the right to return unsold products to us upon termination of our distributor agreement. Revenue derived from equipment service contracts is deferred and recognized on a straight-line basis over the lives of the contracts. Revenue from billable service and repair activity is recognized when the service is provided. We occasionally sell software and hardware upgrades. With respect to software revenue, the fair value of undelivered software is deferred and the residual fair value of delivered software is recognized. With respect to hardware upgrades, we recognize revenue when the hardware is shipped.

      We offer optional extended service contracts to our customers. Service revenues are recognized over the term of the extended service contracts, which generally begin after the expiration of the original warranty period. For service performed, other than pursuant to warranty and extended service contract obligations, revenue is recognized when the service is performed and collection of the resulting receivable is probable.

      Accounting for Stock-Based Compensation. We have elected to apply the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In accordance with the provisions of SFAS 123, we apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock option plans. Had we chosen to account for our employee stock-based compensation under SFAS 123, our recorded net income for the year ended December 31, 1999 would have been reduced by approximately $15,000 and our net loss would have been increased by approximately $85,000 and $0.1 million for the years ended December 31, 2000 and 2001, respectively. We account for stock issued to non-employees in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Generally, under APB 25, if the option exercise price for a fixed award to an employee is equal to the fair value of the common stock at the date of grant of the stock option, no compensation expense is recorded. Under SFAS 123 and EITF 96-18, the amount of compensation expense that is recorded is based on an option pricing model which incorporates such factors as the expected volatility of future movements in the price of the underlying stock, risk-free interest rates, the term of the options and any dividends expected to be paid. As a result, under SFAS 123 and EITF 96-18, we would generally expect to record a greater amount of compensation expense than under APB 25.

      Segment Reporting. We have adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” SFAS 131 requires companies to disclose certain information about reportable segments. Based on the criteria within SFAS 131, we have determined that we currently have one reportable segment, diagnostic cardiology systems and related services.

Overview

      We develop, manufacture, market and service a family of diagnostic cardiology systems used in the diagnosis, treatment, and rehabilitation of patients with heart disease. Our founder, Wayne Quinton, developed the first treadmill designed specifically for cardiac stress testing in 1953. Our product portfolio has expanded to include stress test systems, Holter monitoring systems, cardiac rehabilitation telemetry systems, cardiac catheterization management systems, and electrocardigraph, or ECG, management systems. We also manufacture and sell patented electrodes, and we sell other consumables related to our products.

      We categorize our revenues as either systems revenue, which includes capital equipment and related items, or service revenue, which includes service contracts, equipment repair and replacement part sales. We derive our revenues primarily from the sale of our diagnostic cardiology systems and related consumables, and to a lesser extent, from services. Our revenues and operating results have depended, and will continue to depend, upon the continued adoption of our products by cardiologists and other healthcare providers. The rate of adoption is influenced significantly over the longer term by government laws and mandates, physician group guidelines, performance and pricing of our products, relationships with key physicians and hospitals and other factors.

      Our quarterly revenues also may be impacted by other factors including the length of our sales cycle, the timing of sales orders, budget cycles of our customers, competition, the timing and introduction of new versions of our products, the loss of, or difficulties affecting, key personnel and distributors, the timing of the implementation of screening mandates, changes in market dynamics or the timing of product developments or market introductions. These factors have impacted our historical results to a greater extent than has seasonality. Combinations of these factors have historically influenced our growth rate and profitability significantly in one period compared to another, and are expected to continue to influence future periods, which may compromise our ability to make accurate forecasts.

      We also derive a portion of our service revenue from sales of separate extended maintenance arrangements. We defer a portion of these revenues based on the value of the maintenance arrangements and recognize these revenues over the applicable maintenance period. No single customer accounted for more than 10% of our revenues during any of the last three years. Domestic sales accounted for approximately 90% of our revenues in each of the last three years.

      Systems revenues as a percentage of total revenues decreased to 78.9% in 2001 from 81.4% in 2000 and 85.4% in 1999. These decreases have been primarily attributable to a larger percentage decline in our systems revenues than in our services revenues. Because we derive service revenues from our installed base including customers who already own our systems, service revenue declines did not directly correlate to system revenue declines. We do not expect systems revenues as a percentage of total revenues to continue to decrease in future periods because we expect systems revenue to grow as we introduce new versions of products into the market.

      Cost of revenues consists primarily of the costs associated with manufacturing, assembling and testing our products, related overhead costs, and compensation and other costs related to manufacturing support and logistics. We rely on third parties to manufacture certain of our product components. Accordingly, a significant portion of our cost of revenues consists of payments to these manufacturers. Cost of service revenue consists of customer support costs, training and professional service expenses, parts and compensation. In addition, our hardware products carry a one-year warranty that includes factory repair services or replacement parts as needed. We accrue estimated expenses for warranty obligations at the time products are shipped.

      Our gross profit has been and will continue to be affected by a variety of factors, including competition, the mix and average selling prices of products, maintenance and services, new versions of products, the cost of components and manufacturing labor, fluctuations in manufacturing volumes, component shortages, and the mix of distribution channels through which our products are sold. Our gross profit will be adversely affected by price declines if we are unable to reduce costs on existing products or to introduce new versions of products with higher margins.

      Research and development expenses consist primarily of salaries and related expenses for development and engineering personnel, fees paid to consultants, and prototype costs related to the design, development, testing and enhancement of our diagnostic cardiology systems. We expense our research and development costs as they are incurred. Several components of our research and development effort require significant funding, the timing of which can cause significant quarterly variability in our expenses. We are devoting substantial resources to the continued development of new versions of products to meet the changing requirements of our customers. As a result, we expect our research and development expenses to increase in the future.

      Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in sales, marketing and sales support functions as well as costs associated with promotional and other marketing activities. We intend to expand our sales and marketing operations substantially, both domestically and internationally, in order to increase sales of our products. In addition, we believe part of our future success will be dependent upon establishing successful relationships with a variety of additional resellers in other countries. We expect that sales and marketing expenses will increase in absolute dollars as we expand our sales efforts in both domestic and international locations, hire additional sales and marketing personnel and initiate additional marketing programs.

      General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, legal and human resources personnel, professional fees and corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we employ additional personnel and incur additional costs related to the growth of our business and our operation as a public company. In addition, expenses we incur in connection with litigation against a former supplier, which is currently scheduled to go to trial in September 2002, may increase in the future and cause general and administrative expenses to grow. Any delay or continuation of the trial, or subsequent appeal, could increase these expenses and extend the period during which they are incurred. Although stock-based compensation is a general and administrative expense, we present stock-based compensation separately from general and administrative expenses.

      Stock-based compensation charges are recorded when the exercise price of an option or the sales price of restricted stock is less than the fair value of the underlying common stock for awards to employees. We also record stock-based compensation charges when options are granted to non-employees. Compensation charges for non-employees are based on estimates of the underlying stock fair values and as determined by option pricing models.

      Adjusted EBITDA, as defined, represents income or (loss) from continuing operations before interest, taxes, depreciation, amortization, non-cash stock-based compensation and, in 2001, the write-off of a note receivable and accrued interest. We believe adjusted EBITDA provides meaningful additional information about our operating results and our ability to service our outstanding borrowings and to fund our continued growth. Adjusted EBITDA is considered by many financial analysts to be a meaningful indicator of an entity’s ability to meet its future financial obligations, and growth in adjusted EBITDA is considered to be an indicator of future profitability and growth. Adjusted EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP, or as a measure of liquidity. Because adjusted EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly titled measures reported by other companies.

Results of Operations

      The following discussion of our results of operations should be read in conjunction with “Selected Financial Data,” the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. Our fiscal year ends on December 31.

	Fiscal Year

	1999	2000	2001

	(as a percentage of revenues)
Statement of Operations Data:
Revenues:
Systems	85.4%	81.4%	78.9%
Service	14.6	18.6	21.1

Total revenues	100.0	100.0	100.0

Cost of revenues:
Systems	52.4	56.1	49.4
Service	8.3	10.4	11.3

Cost of revenues	60.7	66.5	60.7

Gross margin	39.3	33.5	39.3

Operating expenses:
Research and development	10.1	14.7	12.7
Sales and marketing	22.7	26.2	21.5
General and administrative (excluding stock-based compensation)	7.4	8.9	11.5
Restructuring costs	0.0	1.3	0.0
Stock-based compensation (related to general and administrative expense)	0.1	0.4	6.2

Total operating expenses	40.3	51.5	51.9

Operating loss	(1.0)	(18.0)	(12.6)

	Fiscal Year

	1999	2000	2001

	(as a percentage of revenues)
Other income (expense):
Interest expense, net	(2.2)	(0.6)	(2.2)
Write-off note receivable and accrued interest	0.0	0.0	(2.6)
Gain on sale of net imaging assets	0.0	0.6	0.0
Other income (expense)	0.3	0.1	0.2

Total other expenses	(1.9)	0.1	(4.6)

Loss from continuing operations before income taxes	(2.9)	(17.9)	(17.2)
Income tax benefit (provision)	0.0	4.1	0.5

Loss from continuing operations	(2.9)	(13.8)	(16.7)
Discontinued operations:
Income from operations, net	0.6	0.0	0.0
Gain on sale, net	6.8	0.0	(1.9)

Net income (loss)	4.5%	(13.8)%	(18.6)%

Comparison of the Years Ended December 31, 2001 and 2000

Revenues

      Revenues decreased approximately $7.8 million, or 15.4%, to $42.9 million in 2001 from $50.7 million in 2000. Systems revenue decreased by 18.2%, to $33.8 million in 2001 from $41.3 million in 2000, and service revenue decreased by 4.3%, to $9.0 million in 2001 from $9.4 million in 2000. The decrease in systems revenue was caused primarily by a $4.1 million decrease in rehabilitation telemetry systems sales resulting from the delayed introduction of a new version of this product, a $4.0 million decline in Holter monitor systems sales due to the interruption in Holter component supplies when we transitioned to a new supplier, and a $2.7 million impact from the divestiture of our imaging business in 2000, partially offset by a $4.1 million increase in sales of stress test systems. The decrease in service revenues resulted primarily from a decrease in the sales of spare parts due to lower sales volumes.

Gross Profit

      Gross profit decreased approximately $0.1 million, or 0.6%, to $16.9 million in 2001 from $17.0 million in 2000. Gross profit from systems decreased approximately $0.2 million, or 1.6%, to $12.7 million in 2001 from $12.9 million in 2000, while gross profit from service increased slightly to $4.2 million in 2001 from $4.1 million in 2000. Systems gross margin improved to 37.6% in 2001 compared with 31.2% in 2000, and service gross margin improved to 46.7% compared with 43.6% in the prior year. The increase in both systems and service gross margin resulted primarily from successful personnel cost reduction efforts in our manufacturing and service operations which reduced our costs of systems and service by $0.3 million and $1.3 million, respectively, partially offset by the termination of our supply contract for our Holter systems, which adversely impacted our gross profit by approximately $1.2 million. Our restructuring in the fourth quarter of 2000 resulted in severance of 16 employees whose personnel costs were included in our systems and service cost of revenues, and resulted in $0.6 million of annual cost savings.

Operating Expenses

      Total operating expenses decreased by approximately $4.0 million, or 15.3%, to $22.2 million in 2001 from $26.2 million in 2000. As a percentage of revenues, total operating expenses increased slightly to 51.9% from 51.5% in the prior year. This dollar decrease resulted primarily from a significant reduction in overall staffing during 2000, largely through reorganization of sales and research activities, which reduced our personnel related operating expenses by $2.3 million, offset by a $2.4 million increase in stock-based compensation expense. The increase in operating expenses as a percentage of revenues was attributable to lower revenues in 2001 compared to 2000.

      Research and development expenses decreased approximately $2.0 million, or 26.7%, to $5.5 million in 2001 from $7.5 million in 2000. As a percentage of revenues, research and development expenses decreased to 12.7% from 14.7% in the prior year. The decrease in terms of both dollars and as a percentage of revenues was due primarily to a $0.4 million decline in personnel costs resulting from research and development headcount reductions and a $1.7 million decline in contract research and development costs resulting from reduced use of external development resources.

      Sales and marketing expenses decreased approximately $4.1 million, or 30.8%, to $9.2 million in 2001 from $13.3 million in 2000. As a percentage of revenues, sales and marketing expenses decreased to 21.5% from 26.2% in the prior year. The reduction in sales and marketing expenses in terms of both dollars and as a percentage of revenues was caused primarily by a $1.1 million decline in personnel costs resulting from the elimination of several sales and sales management positions in connection with the combination of our previously separate invasive and diagnostic sales organizations during 2000, and a $0.5 million reduction in commission expenses resulting from lower revenues.

      General and administrative expenses, excluding stock-based compensation, increased approximately $0.4 million, or 8.9%, to $4.9 million in 2001 from $4.5 million in 2000. As a percentage of revenues, general and administrative expenses, excluding stock-based compensation, increased to 11.5% from 8.9% in the prior year. The increase in general and administrative expenses, excluding stock-based compensation, in terms of both dollars and as a percentage of sales was caused primarily by $0.8 million in legal expenses associated with litigation against a former supplier partially offset by a $0.3 million decline in general and administrative personnel costs resulting from general and administrative headcount reductions.

      General and administrative expenses, including stock-based compensation, increased approximately $2.9 million, or 61.7%, to $7.6 million in 2001 from $4.7 million in 2000. As a percentage of revenues, general and administrative expenses, including stock-based compensation, increased to 17.7% from 9.3% in the prior year. The increase in general and administrative expense, including stock-based compensation, principally resulted from $2.6 million of stock-based compensation expense recognized when we accelerated vesting of options held by our non-employee chief executive officer when he became an employee effective December 31, 2001.

      Restructuring costs of $0.6 million in 2000 consist entirely of severance costs for 36 employees at our Bothell, Washington facilities and three foreign employees. Our restructuring was announced in October, 2000, and severance payments are due through 2002. The reductions in our workforce included employees in our manufacturing, engineering, sales and marketing, finance and administration, technical service and procurement departments. Annual savings total approximately $1.9 million.

      Stock-based compensation expense increased approximately $2.5 million to $2.7 million in 2001 from $0.2 million in 2000. The charges relate primarily to variable compensation expense recorded on issued options. We anticipate that stock-based compensation expense to be recorded in 2002 will decline significantly from amounts recorded in 2001.

Operating Loss

      Operating loss decreased $3.8 million, or 41.3%, to $5.4 million in 2001 from $9.2 million in 2000. Although we experienced a decline in revenues of approximately $7.9 million, we reduced our operating loss by significantly decreasing our overall cost structure. Excluding stock-based compensation expense, our operating losses decreased $6.2 million, or 69.7%, to $2.7 million in 2001 from $8.9 million in 2000.

Adjusted EBITDA

      Adjusted EBITDA improved to a loss of $1.5 million in 2001 from a loss of $7.4 million in 2000. The improvement in 2001 is primarily a result of significant reductions in our operating expenses offset by decreases in our revenues from the prior years.

Other Income (Expense)

      Total other expense increased $2.0 million in 2001 from other income of $0.1 million in 2000.

      Net interest expense increased approximately $0.6 million to $0.9 million in 2001 from $0.3 million in 2000. Interest expense includes $0.6 million of non-cash expense related to a required adjustment to the carrying value of putable warrants in 2001.

      Write-off of a note receivable and related accrued interest created a non-cash expense of $1.1 million in 2001. This note receivable was partial consideration for the sale of our fitness business net assets in 1999; the company that purchased our fitness business filed for bankruptcy in August 2001. In February 2002 the assets of this bankrupt company were sold through an auction, and the proceeds were insufficient to repay the amount owed to us.

      Other income recorded in 2000 was a gain of $0.3 million associated with the sale of our imaging net assets to ScImage, Inc. In return for our imaging inventory with a net book value of $0.8 million and the assumption of our warranty and installation obligations of $0.1 million, we received shares of ScImage valued at $1.0 million.

Income Tax Benefit (Provision)

      During 2001 we recognized a tax benefit of $0.2 million for additional amounts recaptured from the payment of taxes on the sale of our fitness business in 1999 through our ability to carry back tax losses generated subsequent to the sale. During 2000 we recorded an income tax benefit of $2.1 million based on the application of our net operating loss in 2000 to prior years. Our gross deferred tax assets of approximately $7.7 million have been adjusted by a valuation allowance for the net balance due to the uncertainty regarding realization.

      At the end of 2001 we had approximately $7.5 million of net operating loss carryforwards for federal income tax purposes that expire in 2022. We have recorded a valuation allowance against our net deferred tax assets as a result of uncertainties regarding their realizability.

Discontinued Operations

      The loss related to discontinued operations was $0.8 million in 2001. There was no comparable loss in 2000. In December 1999 we sold our discontinued fitness business net assets to StairMaster and in connection with the sale we entered into a sub-lease with StairMaster for the portion of our leased facilities associated with that business. StairMaster filed for bankruptcy in August 2001. We recognized the loss related to discontinued operations as a result of the acquirer of the net assets of this bankrupt company not assuming the full remaining lease term.

Comparison of the Years Ended December 31, 2000 and 1999

Revenues

      Revenues decreased $19.2 million, or 27.5%, to $50.7 million in 2000 from $69.9 million in 1999. Systems revenue decreased by 30.8%, to $41.3 million in 2000 from $59.7 million in 1999, and service revenue decreased by 7.8%, to $9.4 million in 2000 from $10.2 million in 1999. The decrease in systems revenue was caused primarily by a $13.7 million decline in sales of cardiac catheterization management systems during 2000 compared with 1999. Higher sales of cardiac catheterization management systems in 1999 were driven by customers’ efforts to ensure Year 2000 compatibility. Also contributing to the decrease in 2000 revenues was a $2.4 million decline in sales of cardiac rehabilitation telemetry systems resulting from the absence of a new product version. Divestiture of the net assets of the imaging business during the third quarter resulted in a $0.5 million reduction in revenues. Service revenues declined $0.8 million primarily due to reductions in spare parts sales volume.

Gross Profit

      Gross profit decreased $10.5 million, or 38.2%, to $17.0 million in 2000 from $27.5 million in 1999. Gross profit from systems decreased $10.1 million, or 43.9%, to $12.9 million in 2000 from $23.0 million in 1999, while service gross profit decreased approximately $0.3 million, or 6.8%, to $4.1 million in 2000 from $4.4 million in 1999. Systems gross margin decreased to 31.2% in 2000 from 38.6% in 1999, and service gross margin increased slightly to 43.6% in 2000 from 43.1% in 1999. This decrease in both gross profit and gross margin from systems was due primarily to the significant decrease in revenues.

Operating Expenses

      Total operating expenses decreased by $2.0 million, or 7.1%, to $26.2 million in 2000 from $28.2 million in 1999. As a percentage of revenues, total operating expenses increased to 51.6% from 40.3% in the prior year. This increase resulted primarily from the substantial decrease in revenues without a corresponding reduction in operating expenses.

      Research and development expenses increased approximately $0.4 million, or 5.6%, to $7.5 million in 2000 from $7.1 million in 1999. As a percentage of revenues, research and development expenses increased to 14.7% in 2000 from 10.1% in 1999. Research and development expenses increased due to a $0.4 million increase in personnel costs and a $0.7 million increase in external development resource costs that we incurred to restore the competitiveness of our products by redesigning them to incorporate a Microsoft Windows-based software architecture. The increase as a percentage of revenues resulted primarily from the decrease in revenues.

      Sales and marketing expenses decreased by $2.6 million, or 16.4%, to $13.3 million in 2000 from $15.9 million in 1999. As a percentage of revenues, sales and marketing expenses increased to 26.2% in 2000 from 22.7% in 1999. The reduction in sales and marketing expenses in dollar terms was caused primarily from a $1.2 million decline in personnel costs resulting from the elimination of several sales and sales management positions in connection with the combination of our previously separate invasive and diagnostic sales organizations, and a $1.1 million reduction in commission expenses resulting from lower revenues. Although total expenses decreased, the decrease in revenues resulted in an increase in these expenses as a percentage of revenues.

      General and administrative expenses decreased by approximately $0.7 million, or 13.5%, to $4.5 million in 2000 from $5.2 million in 1999. As a percentage of revenues, general and administrative expenses increased to 8.9% in 2000 from 7.4% in 1999. The decrease in dollar terms resulted primarily from reduction in headcount by five employees in connection with our restructuring of certain operational areas in the fourth quarter of 2000. Although total expenses decreased, the decrease in revenues resulted in an increase in these expenses as a percentage of revenues.

      Restructuring costs of $0.6 million in 2000 consisted entirely of severance for 36 employees at our Bothell, Washington facilities and three foreign employees. Our restructuring was announced in October, 2000 and severance payments are due through 2002. The reductions in our workforce included employees in our manufacturing, engineering, sales and marketing, finance and administration, technical service and procurement departments.

      Stock-based compensation expense increased approximately $0.1 million to $0.2 million in 2000 from less than $0.1 million in 1999. Stock-based compensation expense consists of the amortization of deferred compensation related to the issuance of options with exercise prices below the fair market value of our common stock.

Operating Loss

      Our operating loss increased $8.5 million to $9.2 million in 2000 from $0.7 million in 1999. This increased loss was due primarily to the substantial decrease in revenues. We undertook a restructuring program in the fourth quarter of 2000, which reduced overall headcount by over 20.3% and reorganized a number of our departments.

Adjusted EBITDA

      Adjusted EBITDA decreased $8.1 million to ($7.4) million in 2000 from $0.7 million in 1999, due to the factors described above.

Other Income (Expense)

      Total other income (expense) changed from other expense of $1.3 million in 1999 to other income of $0.1 million in 2000. Interest expense decreased $1.2 million, to $0.3 million in 2000 from $1.5 million in 1999, resulting from a substantial reduction in our outstanding debt. Other income recorded in 2000 was a gain of $0.3 million associated with the sale of our imaging net assets to ScImage, Inc. In return for our imaging inventory with a net book value of $0.8 million and the assumption of our warranty and installation obligations of $0.1 million, we received shares of ScImage valued at $1.0 million.

Income Tax Benefit (Provision)

      In 2000 we recorded an income tax benefit of $2.1 million based on the application of our net operating loss in 2000 to prior years. As a result, we had no net operating loss carry forwards for federal income tax purposes as of December 31, 2000. In 1999 we incurred tax expense related to the sale of the net assets of our fitness business, which netted with the gain on the sale.

Discontinued Operations

      In December 1999, we recognized a gain of $4.7 million, net of tax, on the sale of the net assets of our fitness business to StairMaster, utilizing cash proceeds from the sale to repay outstanding debt. The board of directors originally had made a decision to dispose of the operations through a sale in November 1999. All employees of our fitness business were transferred upon sale and no termination payments or other employee costs were incurred. The income from these discontinued operations was approximately $0.4 million in 1999. There were no comparable amounts in 2000.

Liquidity and Capital Resources

      We have required cash to fund our normal operations and for working capital purposes. Our primary sources of financing have been borrowings from a commercial bank and proceeds from the sale of convertible preferred stock. We have a $7.5 million credit facility with Silicon Valley Bank subject to certain accounts receivable and inventory provisions. This facility has a term of one year and all borrowings under this facility are classified as current liabilities. As of December 31, 2001, $5.1 million was available under this credit facility, of which $4.5 million was outstanding. Outstanding balances under this facility bear interest at the prime lending rate plus 2.0%. As of December 31, 2001, we were not in compliance with the minimum tangible net worth requirements under the credit facility. Subsequently, the lender waived such noncompliance, the minimum tangible net worth requirements were amended, and we are in compliance. The credit facility, originally entered into in June 1998, matures on June 5, 2002. We have maintained the same commercial banking relationship since June 1998, and have successfully renewed our credit lines annually during this period. We anticipate beginning the renewal process during the second quarter. These efforts are not contingent upon the successful completion of the offering although the credit terms and type of facility sought may change.

      During 2001, we generated cash from operating activities of $0.7 million. This cash flow resulted from a $1.4 million tax refund and reduction of our working capital of $0.9 million, offset by a $1.6 million loss excluding non-cash expenses. Our net working capital reduction consisted principally of a $2.1 million reduction of accounts receivable due to lower revenues and increased collection efforts, offset by a $1.0 million decrease in accrued liabilities due to lower inventory purchases and operating expenses, as well as $0.2 million of other working capital reductions. Our non-cash expenses included $2.7 million of stock compensation, depreciation and amortization expenses of $1.1 million, and the write-off of a note and related accrued interest receivable of $1.1 million. For 2000, cash used in operating activities was $2.1 million, resulting primarily from cash paid for income taxes of $1.6 million.

      During 2001, we incurred $5.5 million of research and development expenses. We expect to continue incurring research and development expenses. Our decisions about research and development expenses we incur will be based on the availability of capital resources, including the proceeds of this offering. We prioritize our research and development spending to continue development of new product versions and to meet the changing requirements of our customers. As a result, we expect our research and development expenses to increase in the future.

      Net cash used in investing activities was $0.3 million in 2001 and $0.7 million in 2000. The amounts in both years were used for capital expenditures. We anticipate our capital expenditures will increase somewhat during 2002 primarily to fund an ERP system purchase and conversion.

      Net cash used for financing activities in 2001 of $0.6 million resulted from repayment of bank debt of $0.5 million and the repurchase of $0.1 million of shares issued upon early exercise of options under our stock option plan in connection with an employee termination. In 2000, net cash provided by financing activities was $2.4 million from borrowings under our line of credit of $1.5 million and proceeds from the issuance of preferred stock of $0.9 million.

      Ongoing working capital requirements have required bank borrowings that utilize a significant portion of our borrowing availability under the bank line of credit. Classification of this bank line of credit as a current liability has resulted in negative working capital. Although there is no certainty, we anticipate that operating cash flow, together with proceeds from this offering and borrowings under credit facilities we anticipate will be available to us, will be sufficient to meet operating expenses, working capital, capital expenditures and other obligations for at least 12 months. Without the proceeds from this offering, we also believe that operating cash flow, together with borrowings under credit facilities we anticipate will be available to us, will be sufficient to meet operating expenses, working capital, capital expenditures and other obligations for at least 12 months. Our ability to repay borrowing under the bank line of credit and to satisfy other liabilities may depend on future operating performance. We may be affected by economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, we are continually considering intellectual property and other acquisitions that complement or expand our existing business or that may enable it to expand into new markets. Future acquisitions may require additional debt, equity financing or both. We may not be able to obtain any additional financing, or may not be able to obtain additional financing on acceptable terms.

      We expect to receive approximately $44.1 million in net proceeds from the sale of the common stock in this offering. We expect to use the net proceeds from this offering:

•	to repay existing debt balances under our credit facility;

•	to acquire complementary businesses, product lines, assets or technologies;

•	to fund product research and development;

•	to expand international sales efforts; and

•	for working capital and other general corporate purposes.

Quantitative and Qualitative Disclosures about Market Risk

      We develop products in the U.S. and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our revenues are currently priced in U.S. dollars and are translated to local currency amounts, a strengthening of the dollar could make our products less competitive in foreign markets. Interest income is sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term investments calculated at variable rates. Based on the short-term nature and current levels of our investments, we have concluded that there is no current material market risk exposure.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS 141, Business Combinations (effective July 1, 2001) and SFAS 142, Goodwill and Other Intangible Assets (effective for us on January 1, 2002). SFAS 141 prohibits pooling-of-interests accounting for acquisitions. SFAS 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. We are in the process of evaluating the financial statement impact of adoption of SFAS 142. However, since our intangible assets are limited to patents with a net book value of $0.2 million, the impact of this statement is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

      In August 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for our 2003 fiscal year, and early adoption is permitted. The adoption of SFAS 143 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

      In October 2001, FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS 142. SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include portions of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. This Statement is effective for our 2002 fiscal year, and early adoption is permitted. The adoption of SFAS 144 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

BUSINESS

Overview

      We develop, manufacture, market and service a family of diagnostic cardiology systems used in the diagnosis, treatment, and rehabilitation of patients with heart disease. Our products include stress test systems, Holter monitoring systems, cardiac catheterization management systems, cardiac rehabilitation telemetry systems, and electrocardiograph, or ECG, management systems. We also manufacture and sell patented electrodes and sell other consumables related to our products.

      The American Heart Association reports there are over 60 million patients in the U.S. with active or developing heart disease. The American Heart Association also estimates the direct cost of treating heart disease and stroke at nearly $200 billion annually, representing 13% of all domestic healthcare spending. Our products compete in three medical equipment market sectors: cardiovascular monitoring equipment, ambulatory telemetry equipment, and cardiac catheterization monitoring equipment. Based upon reports of Frost & Sullivan, a leading independent research firm, we estimate combined 2002 sales in these market sectors in excess of $770 million.

      An investor group led by WR Hambrecht+Co acquired us from American Home Products in a 1998 leveraged buyout. Following the acquisition, our management has acted to turn around and revitalize our business. In particular, since the acquisition, we have:

•	reduced headcount from 515 to 224 employees, improved the quality of our research and development staff, consolidated our sales organization, and instituted a broad-based employee equity incentive program;

•	invested $22.4 million in research and development to introduce new versions of products that emphasize ease-of-use and connectivity, and incorporate a Microsoft Windows-based software platform;

•	divested two non-core businesses, our fitness division in December 1999 and our imaging business in September 2000, with combined estimated annual revenues of $24.0 million;

•	reduced working capital, excluding cash and short-term debt, from $16.4 million to $1.5 million; and

•	repaid $15.5 million of acquisition debt.

      We believe the combination of our management team, financial position, and research and development efforts will enable us to expand our current business and to pursue acquisitions of businesses, product lines, assets, or technologies that are complementary to our business or offer us other strategic benefits.

Industry Background

          Incidence of Heart Disease

      Heart disease is the leading cause of death in the U.S. The American Heart Association estimates that heart disease was a primary or contributing cause of 60.0% of the deaths in the U.S. in 1999. The following chart sets forth by category the incidence of heart disease in the U.S.:

Heart Disease Population – U.S.

	Current Number	Annual New Cases/
Disease*	of Patients	Hospitalizations

High blood pressure	50,000,000	439,000
High blood cholesterol	41,260,000	N/A
Myocardial infarction	7,500,000	1,100,000
Angina pectoris	6,400,000	550,000
Congestive heart failure	4,790,000	550,000
Stroke	4,600,000	600,000
Tachycardia	2,300,000	92,000
Atrial Fibrillation	2,000,000	384,000
Congenital cardiovascular defects	1,000,000	54,000
Valvular Disease	N/A	97,000

Source: American Heart Association; 2002 Heart and Stroke Statistical Update

*	Patients may be assigned more than one disease category.

          Importance of Cardiovascular Care

      Cardiovascular care facilities provide patients with a variety of diagnostic and treatment techniques ranging from risk assessment and stress testing to complex surgeries and rehabilitation services. Diagnostic cardiology systems are crucial to cardiovascular care. The core of diagnostic cardiology is the electrocardiogram, or ECG waveform, a representation of the electrical activity of the heart. Clinicians use ECG waveform recordings and analyses to assess the presence and severity of cardiac disease, and to monitor the efficacy of treatments such as drugs, interventions, operations, and device implants. Effective use of the ECG waveform in patient management and the delivery of cardiovascular care requires that the entire process of recording, storing, analyzing, retrieving and distributing ECG waveform data be as rapid and cost effective as possible.

      We believe the following trends will create increased demand for diagnostic cardiology systems:

•	Aging population. The percentage of Americans over the age of 65 has increased from 6.8% in 1940 to 12.7% in 1999. Since the incidence and severity of cardiac disease are strongly age-related, the numbers and the proportion of the population demanding access to cardiac diagnostic services will likely continue to grow.

•	Minimally invasive therapies. New technologies improving the outcomes of minimally invasive therapy for coronary artery disease will increase the utilization of these techniques. This in turn is expected to increase the demand for methods of selecting candidates for these therapies, and the majority of these screening techniques are based on ECG waveform analysis.

•	Arrhythmia treatment advances. Recent advances in the treatment of arrhythmias, or abnormal heart rhythms, which can cause death or disabling stroke, include pacemakers, implantable defibrillators and therapeutic catheter interventions. These technologies provide compelling, cost-effective solutions to these potentially fatal problems. Their growing use will likely increase the demand for enhanced methods of screening for arrhythmias and for monitoring the effectiveness of both pre- and post-intervention treatments.

      Challenges in Providing Cardiovascular Care

      Despite the technological and clinical advances in cardiology, healthcare providers face significant challenges in delivering consistent and high quality cardiovascular care. Healthcare reform continues to place increasing pressure on providers of cardiovascular care to see and treat more patients faster. In addition, the need to control costs, increase efficiencies and manage data has introduced new layers into the decision making process for technology utilization. This changing healthcare environment has resulted in the following critical needs:

•	systems and services tailored to the workflow needs of clinicians, to improve efficiencies and reduce training times;

•	technologies that can effectively manage data from a variety of sources and be scaled from single offices to wide area networks;

•	products that are implemented using standards such as DICOM and HL-7 for connectivity, to minimize the effort and expense required to integrate data across multiple sources;

•	tools to improve the management of resources by tracking and trending cost efficiencies in healthcare delivery systems, thus providing data to payors which differentiate among competitive providers;

•	methods for preserving and propagating healthcare data from legacy systems; and

•	progressive migration to network and Internet technologies within a security structure that meets HIPAA requirements.

      Diagnostic cardiology systems that meet these needs and challenges will have a significant opportunity and advantage in the marketplace.

Quinton Solution

      We provide a family of diagnostic cardiology systems that deliver reliable, cost effective solutions for cardiologists and other healthcare providers. Our systems are easy to use, with simple, intuitive user interfaces, and are based on a Microsoft Windows-based software architecture designed to enhance connectivity. Each of our systems is designed to integrate critical data capture, provide enterprise level access to data, and scale to meet the requirements of a variety of cardiovascular care facility environments. We believe our diagnostic cardiology systems provide our customers solutions for overcoming many of the challenges they face, including the following key benefits:

      Ease of use. Our systems feature intuitive user interfaces that are designed with significant input from clinicians and technologists to address the needs of providers and patients. Our systems automate many of the data collection functions by uploading patient information to a database for easy retrieval. Our systems use standard computer components and require minimal configuration. Our user interface has been designed to conform to the particular clinical procedure rather than adapting the procedure to the device. Additionally, users can customize the interface to meet their unique requirements. We believe this functionality enhances clinical success by allowing the user to concentrate on the patient and procedure. Conversely, some products offered by our competitors require significantly more interaction with the device. In addition, we believe the ease of use features of our products enable our customers to use our systems with significantly lower training requirements and higher productivity than competing systems that do not offer customizable user interfaces.

      Network compatibility. Our systems are designed to support a clinical network environment, enabling cardiologists to assimilate, collate and interpret data and disseminate results of diagnosis, treatment and rehabilitation. Our systems collect data that is stored in a local or network server database. Our systems connect to larger enterprise networks that allow data to be shared with other users, both within the facility and remotely via secure networks. To facilitate these connections, we have chosen to implement commonly used formats and protocols. These formats, such as portable document format and extensible markup language, facilitate the storage and dissemination of clinical information. In contrast, some of our competitors use proprietary formats to store and disseminate clinical information. We believe that standardized and efficient data handling are key to addressing the user requirements.

      Effective data capture. Our systems are built to automate data capture and significantly improve clinical throughput, which is the number of reimbursable procedures completed per hour of system use. For our customers, greater throughput translates into greater return on investment from our systems. Unlike many competing systems, which require more intensive manual work, our systems automate the capture of clinical data and provide computer assisted interpretation where appropriate. Our systems automate and assist in the collection, interpretation and retrieval of data and can effectively display, for side-by-side comparison, the results of tests performed over an extended period, thus improving clinical productivity and throughput.

      Improved diagnostic speed and accuracy. As a result of easy to use controls, effective data capture, and computer assisted diagnosis, we believe our systems allow for improved diagnostic accuracy. The availability of historical results for immediate comparison allows for a greater understanding of changes in the patient’s physical condition. In addition, by enabling the review and assessment of test results remotely our systems can greatly speed the time of diagnosis, which allows more rapid institution of appropriate therapy for the patient.

      Open technology architecture. Our Microsoft Windows-based technology adheres to established standards for image, waveform, data and report generation and dissemination, enabling healthcare providers to share data across a private network or via the Internet. Our technology platform was designed to support data integration activities with other third-party clinical systems. Unlike certain competitors that utilize proprietary architecture or protocols, we believe this technology will permit our customers to easily integrate our products and systems with their existing infrastructure, and scale to meet the needs of larger healthcare organizations.

Our Advantages

      We believe our business has several advantages:

      Industry leading brand. Our founder, Wayne Quinton, developed the first treadmill designed for cardiac stress testing in 1953. Since 1966, we have manufactured and sold high quality, reliable diagnostic cardiology systems. We believe Quinton is one of the most respected names in the field of cardiology. We believe we have enjoyed recognition in stress test systems, Holter monitors, cardiac catheterization management systems, and rehabilitation telemetry systems and are known for a high level of service, which drives customer loyalty and strong relationships with healthcare providers.

      Large installed base. Frost & Sullivan has reported that we have the leading U.S. installed base of stress test systems and we believe we also have the leading U.S. installed base of rehabilitation telemetry systems. In addition, we have a large installed base of Holter monitors and cardiac catheterization management systems. Our combined installed base presents a substantial target market for future sales of products, systems, and software upgrades, as well as related service and consumables.

      Experienced management team. Our Chairman and CEO, Dr. Ruediger Naumann-Etienne, has extensive experience in the medical products and device industry, having served as Chairman, President and CEO of OEC Medical Systems, Inc., which was acquired by General Electric Company for approximately $500 million. Prior to this he was President and COO of Diasonics, during which time its MRI business was sold to Toshiba Corporation. Our President, John R. Hinson, has operational and financial expertise in managing companies through restructurings, acquisition, and public financings. He previously served as CFO and Vice President of Business Development of DeCrane Aircraft Holdings, Inc., during which time DLJ Merchant Banking Partners II, L.P. purchased the company for approximately $300 million, and as the Director of Finance and Director of Operations at Minimed, Inc. during periods of substantial growth and transition.

      National sales and service organizations. Our national sales force possesses extensive experience and expertise in diagnostic cardiology systems. In addition, we have a similar number of national service technicians whose work enhances customer satisfaction and retention and supports our sales force with cross-selling capabilities. We believe we can rely on our national sales and service organizations to support the sale of our products, whether developed internally or acquired.

      Commitment to research and development. We have invested on average 12.2% of our revenues over the last three years in product development efforts, and employ 42 engineers and research and development personnel. Our research and development efforts contributed to the release of new versions of products in each of our major product categories in 2001.

Growth Strategy

      Our growth strategy is to expand our domestic installed base through sales of new versions of our products and systems, increase our penetration of international markets through partnerships and acquisitions, develop industry-leading connectivity solutions for diagnostic cardiology systems, and acquire businesses, assets, product lines or technologies that complement our business or offer other strategic advantages.

      Domestic sales. We plan to target our installed base for future sales of products, systems and software upgrades, as well as service and consumables to support new and existing products. We plan to expand domestic sales by offering products and systems that address customer needs across the continuum of care, from office practice through larger hospitals. We believe these customer segments will be increasingly receptive to our new technologies.

      International sales. We have historically generated approximately 10% of our revenues from international sales. We believe that international markets, particularly in Europe and Asia, represent a significant opportunity to increase our sales. We have developed products and systems to be compatible with regulatory and compliance standards in international markets. We plan to address this opportunity further through partnerships with, and acquisitions of, diagnostic cardiology system providers. For example, we have recently formed a strategic alliance with one of the leading diagnostic cardiology system providers in Japan to distribute our Q-Stress system in that country.

      Connectivity. We offer and continue to develop systems that enable customers to extract electrocardiographic and other data from stand-alone devices, link together disparate diagnostic and monitoring devices, and automate the storage, retrieval and processing of electrocardiographic data. These connectivity features address significant unmet needs in the diagnostic cardiology systems market, which should increase demand for, and lead to incremental sales of our other products and services.

      Acquisitions. We plan to pursue acquisitions of businesses, product lines, assets, or technologies that are complementary to our business or offer us other strategic benefits, such as enhanced clinical or technological value, expanded geographical reach, and additional sales or research and development capabilities. The fragmentation of the cardiology industry offers us a unique opportunity for growth and consolidation through selective acquisitions. We believe our brand and history in the cardiology industry, and the acquisition and integration experience of our management team, puts us in a position to take advantage of this opportunity.

Our Products

      Revenues from sales of our systems and related consumable products were $59.7 million, $41.3 million and $33.8 million for each of the fiscal years ended December 31, 1999, 2000 and 2001, respectively. A description of the various systems and consumable products we offer include:

      Stress test systems. Our integrated stress test systems allow cardiologists and other healthcare providers to monitor and analyze the performance of the heart under stress. Our Q-Stress system records a patient’s heart rate, heart rhythm, blood pressure, and other vital signs during induced stress. Quinton treadmills, specifically designed for cardiac monitoring procedures, provide precise and replicable levels of exertion. Our system provides real time analysis, charting, and reporting, enabling cardiologists and other healthcare providers to diagnose patients’ heart disease more accurately and efficiently.

      Holter monitoring systems. Our integrated Holter monitoring products and systems record and assess the performance of a patient’s heart during various activities over extended periods of time. The Holter recorder, which is typically worn for a period of 24 hours, records the patient’s heart rate, heart rhythm, and ECG waveform data. Our Holter recorder provides true 12 lead ECG waveform diagnostic capability, which we believe increases diagnostic accuracy for arrhythmia and other ECG waveform abnormalities. Our Q-Track system then extracts the data from the Holter recorder, and provides an analysis of the patient’s vital signs over the recorded period.

      Cardiac catheterization management systems. Our Q-Cath monitors and systems allow cardiologists and other healthcare providers to monitor and analyze cardiovascular performance, vital signs, and coronary artery blockage during cardiac catheterization procedures. Cardiac catheterization is a minimally invasive diagnostic or therapeutic procedure involving the insertion of a small, sterile tube through a large blood vessel and into a patient’s heart. Q-Cath can be deployed as a standalone or networked system. In the network configuration, patient data from multiple labs can be reviewed and edited from a separate network workstation.

      Rehabilitation telemetry systems. Our integrated Q-Tel telemetry devices, database products and treadmills monitor the patient’s heart rate, heart rhythm, and ECG waveform data during rehabilitation exercises. Our Outcomes rehabilitation database provides real time clinical data and trend analysis to enable cardiologists and other healthcare providers to track and assess improvements in cardiovascular function.

      ECG management systems. We have developed an ECG management system that automates the processing, storage, retrieval and editing of electrocardiographic data. Our Microsoft Windows-based Q-Scribe system extracts the ECG waveforms and arrhythmia data from ECGs via diskette, direct serial interface, telephone modem, or network connections. Our Q-Server system is being developed to link data from stress test systems, rehabilitation telemetry systems, Holter monitoring devices, electrocardiographs, and other diagnostic devices to enhance healthcare providers’ reporting capabilities.

      Consumable products and accessories. Diagnostic cardiology systems require lead wires and electrodes to be attached to the patient to retrieve and process cardiac electrical activity and chart paper to generate reports. We sell all of these items, including our patented Quik-Prep electrodes.

      In 2001, we introduced new versions of products in each of our product lines, and we are currently developing additional new versions of products in each of these product lines.

Product Support and Maintenance Services

      Revenues from our support and maintenance services were $10.2 million, $9.4 million and $9.0 million for each of the fiscal years ended December 31, 1999, 2000 and 2001, respectively. Our product support and maintenance organization supports our installed base. We provide product installation, repair and scheduled maintenance services, as well as software and hardware upgrades.

Sales and Marketing

      Within the U.S. we market and sell our products, systems and services through a dedicated national sales force that has broad experience in selling diagnostic cardiology systems. Each of our sales representatives sells our entire product line and is responsible for a region and a personal sales quota. As of December 31, 2001, our domestic sales force consisted of 29 sales representatives, including 27 direct sales representatives and two independent manufacturer’s representatives, managed by three regional managers. To complement our domestic sales force and increase our sales to existing customers, we encourage our service personnel to actively seek cross-selling opportunities.

      Outside the U.S. we rely on indirect sales channels. We currently work with 73 distributors that offer our products in 86 foreign countries. Our arrangements with distributors are typically non-exclusive, territory specific, and cover all of our products. We provide our distributors with discounts based on a variety of factors including the annual volume of its orders. We recently entered into an exclusive agreement with a leading provider of diagnostic cardiology systems in Japan to distribute our stress test systems.

      Our sales efforts increasingly target system sales opportunities. Our sales efforts historically promoted stand alone product sales, and were most successful in small and midsize hospitals, rehabilitation clinics and group cardiology practices. We believe improvements in our technology and changes in customer needs make our products attractive to larger hospitals and physician practices, as well. Our new system-oriented sales approach will allow us to adjust to the complex selling environment of larger facilities as a result of the growing connectivity of devices and systems within healthcare organizations, which increases the technical knowledge required of our sales representatives. In addition, while previous sales efforts have focused on the individual clinician as the customer, our selling process increasingly involves multiple customers with differing expectations, including personnel responsible for information technology and administration.

      Our marketing activity consists primarily of product marketing through product demonstrations, major cardiology meetings, publications in professional journals, telemarketing and website marketing. Our marketing efforts emphasize our products’ ease of use, connectivity, quality, and reliability. We organize our marketing function on a product line basis and we have product managers for each of our major product lines.

      Our domestic and international sales and marketing staff consisted of 55 persons as of December 31, 2001, which includes our team of experienced sales support and application specialists who are responsible for providing pre-sale technical support and technical training for the sales team and for our distributors.

Customer Services and Support

      We believe that a broad range of support services is essential to the successful installation and utilization of our diagnostic cardiology systems. We offer a combination of online, telephone and on-site technical assistance services, including the ability to have assistance 24 hours a day, seven days a week. We also provide professional services for network analysis, design and implementation, and training and education. Our multiple support programs include basic and extended systems maintenance and parts replacement.

      Our domestic service organization includes 48 employees, 31 in domestic field service locations and the remainder in call-center operations and factory-based repair. Our large installed base facilitates the sale of service contracts and warranties, and presents a cross-selling opportunity for products that are complementary to our customers’ existing installations. In international markets our distributors provide support and other services.

Research and Development

      We believe that strong product development capabilities are essential to our strategy of enhancing, developing and incorporating improved functionality, and maintaining the competitiveness of our products in our core markets. We have assembled a team of engineers with experience in user interface design, SQL database management, COM and C++ tools, network computing, clinical algorithms, electrical engineering, and product verification and validation in clinical settings. Our research and development process is dependent on assessment of customer needs, identification and evaluation of new technologies, and monitoring market acceptance and demand. We have a structured process for undertaking product development projects that involves all functional groups at all levels within our company. This process is designed to provide a framework for defining and addressing the steps, tasks, and activities required to bring product concepts and development projects to market.

      Our research and development expenses were $7.1 million in 1999, $7.5 million in 2000, and $5.5 million in 2001. This represents approximately 12.2% of our revenues over that three-year period. During this period, our research and development efforts focused on enhancing and expanding the proven capabilities of our existing product lines and we did not introduce any new product lines.

      As of December 31, 2001, we had 42 people engaged in research and development activities, including 26 in product development, nine in validation and verification, and seven in sustaining engineering and management.

Technology

      We use object-oriented design based on Microsoft technologies to create the software for our systems. We develop our systems’ user interfaces using Microsoft Visual Basic and C++ tools. In addition, the data storage layer has been developed on Microsoft SQL Server. Our systems have been designed for network operation and deployment using industry standard TCP/ IP network protocol. Many of our software modules have been developed as objects that can be reused in our other products as needed.

      We are designing our systems to meet emerging industry standards for data sharing. Final clinical reports will be rendered in Adobe PDF format for easy transmission and viewing in standard browsers. Extensible markup language, or XML, will be used to communicate complex information with third-party systems, and the HL7 messaging standard will be supported to enable communications with leading hospital information systems. ECG waveform data will be transmitted in medical industry standard Serial Communication Protocol format.

      Most of our systems include hardware components that connect to the patient and digitize ECG waveform signals, blood pressure, and other vital signs. These hardware components connect to the computer operating system via special software drivers. The digitized patient information is a continuous stream of data that is analyzed in real-time and communicated to the user interface components for display. Real-time analysis is a critical function that typically runs at a high priority within Microsoft Windows. Applications that require the storage of all real-time patient data collect this information as a part of the processing subsystem. Patient data and clinical results are stored and managed via Microsoft’s SQL Server.

Manufacturing and Supply

      At our Bothell, Washington facilities, we primarily manufacture, assemble, and test stress test systems, Holter monitoring systems, cardiac catheterization management systems, rehabilitation telemetry systems, and electrodes. As of December 31, 2001, we had 53 employees in manufacturing and supply.

      For our Holter monitoring systems, we have a co-development arrangement and long-term licensing contract with Mortara Instrument, Inc. to provide us with software and pre-manufactured Holter system components. Under this agreement, Mortara supplies us with Holter recorders and other components and system software, which we have a license to use in connection with the assembly and sale of those systems. We assemble and validate these Holter systems and load the licensed software using our own quality controls and sell them under the Quinton brand name. The Mortara agreement, entered into in October 2000, has an initial term of five years, with successive one-year renewal terms. Under the agreement, there are certain territorial restrictions on our ability to sell the Holter monitoring system except in the Western Hemisphere, England, Ireland, Japan, and Korea where our right to sell the system is exclusive and in certain other countries where we have non-exclusive rights. Either party may terminate this agreement without cause on 12 months’ advance notice, on 30 days advance notice if a competitor of the terminating party acquires more than 50% equity ownership in the other party or immediately in the case of the other party’s breach, cessation of business or insolvency or bankruptcy.

      We also rely upon other third-party suppliers to provide us with various materials used in the production and assembly of our devices and systems. We have long-standing supply relationships for essentially all our outsourced product components. For quality control purposes there are certain product components, such as treadmills, for which we have single source suppliers. For example, in addition to our sole source arrangement with Mortara relating to Holter monitor systems, we purchase treadmills from DirectFocus pursuant to a supply agreement it assumed when it purchased the assets of StairMaster, the original party to the agreement. The initial term of the supply agreement ends on December 31, 2004 but extends automatically for additional one-year terms unless earlier terminated by the parties. Either party may terminate the agreement by giving advance written notice 12 months prior to the initial termination date or four months prior to the end of any additional one-year term, 45 days after giving notice of the other party’s breach or immediately upon the other party’s cessation of business, insolvency or bankruptcy.

      We maintain a comprehensive quality assurance and quality control program, that includes documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based on and in compliance with the requirements of ISO 9001/ EN 46001 and the applicable regulations imposed by the FDA on medical device manufacturers.

Targeted Acquisition Opportunities

      We plan to pursue acquisition of businesses, product lines, assets or technologies that are complementary to our business or offer us other strategic benefits. We plan to actively evaluate potential acquisition opportunities in the following areas:

•	arrhythmia and ischemia diagnostics;

•	cardiac monitoring and telemetry;

•	non-invasive cardiovascular imaging and stress testing;

•	ECG management; and

•	cardiology information management.

      Many single-product diagnostic cardiology system companies in these categories either address markets that are too small to justify national sales and service organizations or lack the capital to build such a distribution and service network. Without a strong distribution channel, industry-leading products can fail to successfully penetrate existing markets. We plan to expand our product lines, leverage the capabilities of our existing sales force and increase sales of our existing and new product lines by selectively acquiring those companies, or assets of companies, with strong differentiated technologies or product lines that complement ours. We believe that our national sales force, our large installed customer base, our technology and experienced management provide us with a suitable platform for acquisitions.

Our Competition

      The following chart indicates the most significant competitors for each of our product lines:

Product	Competitors

Stress test systems	General Electric, Philips, Spacelabs
Holter monitoring systems	Del Mar, General Electric, Philips, Spacelabs
Cardiac catheterization management systems	General Electric, Siemens, Witt Biomedical
Rehabilitation telemetry systems	Life Sensing Instruments, Scott Care
ECG management systems	General Electric, Philips, Spacelabs

      We believe that cardiologists and other healthcare providers consider the following factors in determining which products to purchase:

•	quality, accuracy, and reliability;

•	reputation of the provider;

•	relative ease of use;

•	depth and breadth of features;

•	quality of customer support;

•	frequency of updates;

•	availability of third-party reimbursement;

•	conformity to standards of care; and

•	price.

      We believe our products compete favorably on these factors. However, products offered by some of our competitors offer features that may compete favorably on these factors as well. The market for diagnostic cardiology systems is highly competitive and we expect competition to intensify. Many of our competitors enjoy substantial advantages, including greater resources that can be devoted to the development, promotion and sale of their products. In addition, many of our competitors may have more established sales channels, greater product development experience or greater name recognition.

Third-Party Reimbursement

      In the U.S., as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay a significant portion of the cost of a patient’s medical expenses. A uniform policy of reimbursement does not exist among all these payors. We believe that reimbursement is an important factor in the success of any medical device.

      All U.S. and foreign third-party reimbursement programs, whether government funded or commercially insured, are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouraging healthier lifestyles and exploring more cost-effective methods of delivering healthcare. These types of programs can potentially limit the amount which healthcare providers may be willing to pay for medical devices.

      The Centers for Medicare & Medicaid Services, or CMS (formerly the Health Care Funding Administration), issued a Final Rule on its Prospective Payment System For Outpatient Services on April 7, 2000. This rule provides for a new system to reimburse Medicare outpatient surgical services provided in a hospital, and currently authorizes reimbursement for procedures performed using our current products.

Government Regulation

      Our products are medical devices subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory agencies. FDA regulations govern, among other things, the following activities that we perform and will continue to perform in connection with medical devices:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product labeling and packaging;

•	product handling, storage, and installation;

•	premarket clearance or approval;

•	advertising and promotion; and

•	product sales, distribution, and servicing.

      FDA’s premarket clearance and approval requirements. Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. must first receive 510(k) clearance or premarket approval from the FDA. The FDA classifies all medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a 510(k) premarket notification, requesting clearance of the device for commercial distribution in the U.S. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device are placed in class III requiring premarket approval.

      510(k) clearance process. The 510(k) clearance process is the process applicable to our current products. To obtain 510(k) clearance, we must submit a premarket notification to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device, a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or is a device that has been reclassified from class III to either class II or I. The FDA’s 510(k) clearance process usually takes from three to twelve months from the date the application is submitted and filed by the FDA, but it can take significantly longer.

      After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. We have modified aspects of some of our devices since receiving regulatory clearance. Some of those modifications we believe are not significant, and therefore, new 510(k) clearances or premarket approvals are not required. Other modifications we believe are significant and we have obtained new 510(k) clearances from the FDA for these modifications. In the future, we may make additional modifications to our products after they have received FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary. However, the FDA may disagree with our determination and if the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the required clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties.

      Premarket approval process. A premarket approval application must be submitted if the medical device is in class III (although the FDA has the discretion to continue to allow certain pre-amendment class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A premarket approval application must be supported by, among other things, extensive technical, preclinical, clinical trials, manufacturing and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

      After a premarket approval application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA will be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with Quality System regulations. New premarket approval applications or premarket approval application supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel.

      Our Q-Tel rehabilitation telemetry systems, Q-710 stress test monitors that interpret resting heart rate functions, and QCG-740 electrograph devices have been classified as class III pre-amendment devices. Although we currently have 510(k) clearance for these devices, the FDA has the discretion at any time to request premarket approval applications from us and all manufacturers of similar devices. If the FDA calls for premarket approval applications, we will be required to submit and obtain approvals for such devices within a specified period of time. If we fail to do so, we will not be allowed to continue marketing these products.

      Clinical trials. A clinical trial is almost always required to support a premarket approval application and is sometimes required for a 510(k) premarket notification. Clinical trials generally require submission of an application for an investigational device exemption to the FDA. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA as well as the appropriate institutional review boards at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained.

      Pervasive and continuing FDA regulation. After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to the following:

•	Quality System regulation which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	Establishment Registration, which requires establishments involved in the production and distribution of medical devices, intended for commercial distribution in the U.S. to register with the FDA;

•	Medical Device Listing which requires manufacturers to list the devices they have in commercial distribution with the FDA;

•	Labeling regulations, which prohibit “misbranded” devices from entering the market, as well as prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	Medical Device Reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include one or more of the following sanctions:

•	fines, injunctions, and civil penalties;

•	mandatory recall or seizure of our products;

•	administrative detention or banning of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new product versions;

•	revocation of 510(k) clearance or premarket approvals previously granted; and

•	criminal penalties.

      International Regulation. International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ significantly.

      The European Union (currently consisting of the following 15 countries or member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Ireland, Luxembourg, the Netherlands, Portugal, Spain, Sweden, the United Kingdom) has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. The directives include, among others, the Medical Device Directive that establishes standards for regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Under the Medical Device Directive, a competent authority is nominated by the government of each member state to monitor and ensure compliance with the Directive. The competent authority of each member state then designates a notified body to oversee the conformity assessment procedures set forth in the Directive, whereby manufacturers demonstrate that their devices comply with the requirements of the Directive and are entitled to bear the CE marking. CE is an abbreviation for Conformité Européene (or European Conformity) and the CE marking, when placed on a product, indicates compliance with the requirements of the applicable directive. Medical devices properly bearing the CE marking may be commercially distributed throughout the European Union. We received certification from the British Standards Institution for conformity with ISO 9001 allowing us to CE mark our Q-Stress, Q-Track and Q-Cath product lines. We may, after assembling appropriate technical documentation and complying with other requirements of the Directive, self-certify our current electrode products, as well as future products that fall within the scope of the British Standards Institution certificate to bear CE marking. ISO 9001 certification standards for quality operations have been developed by the International Organization for Standardization to ensure that companies are aware of the standards of quality to which their products will be held worldwide. While no additional premarket approvals in individual European Union countries are required prior to marketing of a device bearing the CE marking, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. Failure to maintain the CE marking will preclude us from selling our products in the European Union. We cannot assure you that we will be successful in maintaining certification requirements necessary for distribution of our products in the European Union.

      Under the Medical Devices Regulations of Canada, all medical devices are classified into four classes, class I being the lowest risk class and class IV being the highest risk. Class I devices include among others, devices that make only non-invasive contact with the patient. Classes II, III and IV include devices of increasingly higher risk as determined by such factors as degree of invasiveness and the potential consequences to the patient if the device fails or malfunctions. Our current products sold in Canada fall into classes II and III. All class II, III and IV medical devices must have a valid Medical Device License issued by the Therapeutic Products Directorate of Health Canada before they may be sold in Canada (class I devices do not require such a license). We have obtained such Medical Device Licenses for the following of our products in class II; Quick-Prep Electrode and Applicator System, ECG Electrodes and Accessories, Quinton Holter and Holterworks System, Q-4500 Stress Test System, ECG Patient Cables, Q-Track I, Q-Track II, Q-12 Holter Recorder, Quinton Treadmills, Quinton 412 Automatic Stress Test Blood Pressure Monitor, Q-Stress, Discovery, Microtrack Holter Recorder, and Quinton Q-Track System. We have also obtained such Medical Device Licenses for our following Class III products: Q-710 Exercise and Resting ECG System, Q-Tel Patient Telemetry System, and Q-Cath System. In addition, we are in the process of obtaining a license for our QCG-740 electrocardiograph. Failure to maintain required Medical Device Licenses in Canada or to meet other requirements of the Canadian Medical Devices Regulations (such as quality system standards and labeling requirements) for our products will preclude us from selling our products in Canada. We cannot assure you that we will be successful in continuing to meet the medical device licensing requirements necessary for distribution of our products in Canada.

Intellectual Property

      The success of our products depends in part on our internally developed intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property and other proprietary rights. We also generally enter into confidentiality agreements with our employees and technical consultants.

      We hold 19 U.S. patents, one of which will expire in 2004, the rest of which expire at various times between 2004 and 2018, and two Canadian patents. We also have two patent applications pending before foreign governmental bodies, of which one is a European patent application designating nineteen European member countries. Our patents and patent applications protect various aspects of our business including: filters for filtering ECG signals, monitoring electrodes and methods of interfacing the monitoring electrodes to a patient, and devices and methods for obtaining, analyzing, and presenting physiological data, such as various cardiology information. We have registered or applied to register the following primary trademarks with domestic and certain foreign trademark authorities: Quinton, Q-Stress, Q-Track, and Q-Tel.

      Our business also depends in part on licenses to use third parties’ software in our product offerings. Under a co-development and long-term licensing agreement with Mortara Instruments, we have a license to incorporate Mortara’s Holter scanner software into our products. We are committed under this agreement to pay a license fee for each copy of the Mortara software we incorporate into our products, and are obligated to purchase a minimum number of licenses each year. This agreement has an initial term of five years from October 2000, with automatic 1 year renewals unless terminated by one party on twelve months’ advance notice or in certain other circumstances. We are a party to an OEM agreement with Mortara pursuant to which we have a license to incorporate certain ECG management technology into our Q-Scribe and Q-Server ECG management systems offerings currently under development. Under this agreement, we pay Mortara certain research and development fees and a license fee for each copy of the Mortara software we incorporate into our ECG management products. This agreement has an initial term of five years from October 2001, with automatic 1 year renewals. Under the agreement there are territorial restrictions on our ability to sell our ECG management products which incorporate the Mortara software, except in the Western Hemisphere, England, Ireland, Japan and Korea where our right to sell these products is exclusive and in certain other countries where we have non-exclusive rights. Either party may terminate this agreement without cause on 12 months’ advance notice, on 30 days advance notice if a competitor of the terminating party acquires more than 50% equity ownership in the other party or in the case of the other party’s breach, cessation of business, insolvency or bankruptcy.

Employees

      As of December 31, 2001, we had 224 full time employees, including 42 in research and development, 55 in sales and marketing, 48 in technical support services, 53 in manufacturing and supplies operations, and 26 in finance and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

      Our principal offices are located in a building complex in Bothell, Washington which houses all of our manufacturing, research and development and related customer support services operations, as well as the marketing, administration and finance departments. We occupy approximately 95,000 square feet in this complex. Our lease of the Bothell facility expires in December 2003. We expect that our current leased facilities will be sufficient for our needs over the next 12 months.

Legal Proceedings

      In July 1998, we signed an Original Equipment Manufacturer and Distributor Agreement with Zymed, Incorporated, a subsidiary of Koninklijke Philips Electronics N.V. and an affiliate of Philips Electronics North America Corporation. This agreement provides for the purchase of certain Holter monitoring items, and appointed us the exclusive distributor of such products in the United States and Canada for a period of five years. In the third quarter of 2000, we received a notice of termination of this agreement from Zymed based on the alleged inability of the parties to agree on pricing and volume requirements as set forth in the agreement. This notice termination provided for a 180 day notice period that expired in February 2001.

      We disputed this notice of termination and in November 2000 initiated a lawsuit in the federal district court for the Western District of Washington against Zymed. We also named Agilent Technologies, Inc. and The Hewlett-Packard Company as defendants. We are seeking damages against the defendants for harm to our business resulting from Zymed’s termination of our Holter monitoring systems distribution agreement in November 2000. We are seeking monetary damages and other remedies available under the law. We incurred significant costs in prosecuting this lawsuit in 2001. Expenses we incur in connection with this lawsuit may increase in the future, particularly if it goes to trial or if the trial is delayed or continued or any judgment rendered in the trial is appealed. On April 8, 2002, the court entered an order denying defendants’ motion to dismiss our breach of contract claim. The trial date, originally scheduled for late April 2002, has been set for September 18, 2002.

      Other than the lawsuit described above, we are not currently a party to any material legal proceeding.

MANAGEMENT

      The following table sets forth information regarding our executive officers, directors, and other key personnel:

Name	Age	Position

Ruediger Naumann-Etienne(1)	55	Chief Executive Officer and Chairman of the Board
John R. Hinson(1)	39	President, Chief Operating Officer, Secretary and Director
Michael K. Matysik(3)	43	Senior Vice President and Chief Financial Officer
David M. Hadley	52	Vice President of Research and Development
John R. Serino	54	Vice President of Worldwide Sales and Marketing
David S. Buckles	48	Vice President of Product Strategy and Business Development
Timothy J. Way	38	Director of Finance and Administration
William R. Hambrecht(2)	66	Director
John D. Delafield(1)(2)	36	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Mr. Matysik has been chosen to become our Senior Vice President and Chief Financial Officer. His employment with us is expected to commence in late April 2002.

      Ruediger Naumann-Etienne, Ph.D. has served as Chief Executive Officer for both us and Quinton Inc. since November 2000, first as a consultant and, since December 31, 2001, as a full-time employee. In addition he has served as a director and Chairman of the Board for both us and Quinton Inc. since April 2000. Dr. Naumann-Etienne is the owner and has been the Managing Director of Intertec Group, an investment company acting as principal in managing high technology growth situations since 1989. From 1993 to 1999, Dr. Naumann-Etienne served as Chairman of OEC Medical Systems Inc., a leader in fluoroscopic imaging for minimally invasive surgery. From 1995 to 1997, he also served as their President and Chief Executive Officer. From 1987 to 1990, he served as President and Chief Operating Officer for Diasonics, a medical device provider. From 1984 to 1987 he served as manager of Hambrecht & Quist, an investment bank. Prior to this, Dr. Naumann-Etienne held various management positions with Texas Instruments. Dr. Naumann-Etienne holds a Ph.D. in International Finance from the University of Michigan, an M.A. in Industrial Management from Georgia Institute of Technology and a B.A. in Economics from the Technical University of Berlin, Germany.

      John R. Hinson has served as President since November 2000, Chief Operating Officer since February 2000, and Secretary and a director since July 1999 for both us and Quinton Inc. He also served as Chief Financial Officer and Executive Vice President of Operations for both us and Quinton Inc. from April 1999 to May 2001. From March 1995 to March 1999, Mr. Hinson held several positions at DeCrane Aircraft Holdings, Inc., an aerospace manufacturing company, most recently as Chief Financial Officer and earlier as Vice President of Planning and Business Development. From October 1991 to March 1995, he held several positions at Minimed, Inc., a medical device company, including Director of Finance and Director of Operations. Prior to this, Mr. Hinson held financial positions in the controller’s organization of The Hewlett-Packard Company and in the structured finance department of Bankers Trust Company. He holds an MBA from the Anderson Graduate School of Management at UCLA and a B.A. in Economics from Claremont McKenna College.

      Michael K. Matysik has been chosen to become our Senior Vice President and Chief Financial Officer. His employment with us is expected to commence in late April 2002. From May 2001 to November 2001, Mr. Matysik was Executive Vice President and Chief Financial Officer of DMX Music, a global media and technology company. From September 1996 to April 2001, Mr. Matysik was Vice President and Chief Financial Officer of AEI Music Network, Inc., also a global media and technology company. From October 1990 to August 1996 he held several positions with Corning Nichols Institute, a provider of medical diagnostic services and products, most recently as Vice President, Finance. From February 1984 to September 1990, Mr. Matysik was a Certified Public Accountant with Deloitte & Touche and held several positions, including Manager, Emerging Business Services. He holds an MBA from the University of Southern California and a B.A. in Business Administration from the University of Washington.

      David M. Hadley, Ph.D. has served as Vice President of Research and Development for both us and Quinton Inc. since May 2001. From November 1998 to May 2001, he served as Vice President of Engineering for both us and Quinton Inc. From April 1994 to September 1998, Dr. Hadley was Vice President of Research and Development at Primus Knowledge Solutions, Inc., an enterprise software company. From 1982 to 1991, he was Senior Vice President of Research and Development for Sierra Geophysics, Inc., an energy software developer he co-founded in 1978, which was acquired by The Halliburton Company in 1989. Dr. Hadley holds a Ph.D. in Geophysics from California Institute of Technology and a B.S. in Physics from the University of California, Riverside.

      John R. Serino has served as Vice President of Worldwide Sales and Marketing for both us and Quinton Inc. since April 2000. From December 1995 to January 2000, Mr. Serino was Vice President of Global Sales at PLC Medical Systems, Inc., a medical device provider. From September 1994 to December 1995, Mr. Serino owned his own marketing and sales consulting company specializing in cardiac products and services. From February 1989 to August 1994, Mr. Serino served five years with Medtronic Cardiopulmonary, a medical device company, in various positions including Vice President of Sales for the Cardiopulmonary Division from September 1991 to August 1994. Mr. Serino holds an MBA from the University of LaVerne and a B.S. in Biology from Creighton University.

      David S. Buckles, Ph.D. has served as Vice President of Product Strategy and Business Development for both us and Quinton Inc., since May 2001. From April 2000 to May 2001, and from November 1998 to May 2001, Dr. Buckles served as Vice President of Quality Assurance and Regulatory Affairs and Chief Technology Officer, respectively, for both us and Quinton Inc. From April 1996 to November 1998, Dr. Buckles served as Senior Staff Scientist at Marquette Medical Systems, Inc., a medical device company. From December 1994 to April 1996, he served as Senior Staff Scientist for the EforM Corporation, which was later acquired by Marquette. Dr. Buckles holds a Ph.D. in Biometry from Medical University of South Carolina, Charleston and a B.S. in Chemistry from the University of Texas, Austin.

      Timothy J. Way has served as our Director of Finance & Administration since November 2001. From June 2000 to September 2001, he served as our Controller. From April 1999 to May 2000, Mr. Way was involved in various business development activities for MicroStat Systems, a start-up medical device manufacturer. From December 1996 to April 1999, Mr. Way held several positions, including Director of Manufacturing and Business Unit Manager at Ballard Medical Products. Prior to this, Mr. Way co-founded Cardiotronics Systems, Inc., a publicly traded company acquired by Ballard Medical Products in December 1996, and held various positions there, including Executive Vice President, Vice President of Finance, and Vice President of Regulatory Affairs and Quality Assurance. Mr. Way received a B.S. in Business Administration-Finance from San Diego State University in 1987.

      William R. Hambrecht has served as director for both us and Quinton Inc. since April 1998. He served as Chairman of the board for both us and Quinton Inc. from July 1998 to April 2000. Since January 1998, Mr. Hambrecht has served as Chairman and Chief Executive Officer of WR Hambrecht+Co, an investment bank that he founded in 1998. From 1968 to 1998, Mr. Hambrecht served as Chief Executive Officer of Hambrecht & Quist, an investment bank he co-founded. He also sits on the board of directors at several companies including KQED, Inc. and Beacon Education Management, Inc. He holds a B.A. from Princeton University.

      John D. Delafield has served as director for both us and Quinton Inc. since April 1998. Since June 1998, he has served as a manager of W.R. Hambrecht/ QIC Management, LLC, the manager of W.R. Hambrecht/ QIC, LLC. Since December 2001, Mr. Delafield has served as Chairman and Chief Executive

Officer of Delafield and Hambrecht, Inc., an investment bank he founded in 2001. From 1998 to 2002, he held various positions at WR Hambrecht+Co, including Director of Northwest Operations, Chief Operating Officer, Director of Investment Banking and Head of Private Equity. Mr. Delafield is a director of WR Hambrecht+Co. From 1995 to 1997 he was an investment banker at Morgan Stanley in New York and Singapore. Mr. Delafield holds an MBA from Harvard Business School and an A.B. in East Asian Studies from Princeton University.

Board Composition

      Our amended and restated bylaws provides for a board of directors consisting of between five and nine members. The size of the board is currently set at seven, of which four seats are filled and three are vacant. Our current directors were elected pursuant to a shareholders agreement among certain of our shareholders. Pursuant to the shareholders agreement, these shareholders have agreed to vote their shares to elect three directors nominated by W.R. Hambrecht/ QIC, LLC, one director nominated by Philips Electronics North America Corporation and one director nominated by Zymed, Incorporated, a wholly-owned subsidiary of Philips. Three of our current directors, John Hinson, William Hambrecht, and John Delafield are nominees of W.R. Hambrecht/QIC, LLC. None of our current directors are nominees of Philips or Zymed.

      The Nasdaq National Market rules require us to have a three person audit committee, at least two of whom are not our employees or officers and do not have a relationship with us that in the opinion of our board of directors would interfere in the exercise of independent judgment in carrying out the responsibilities of a director. None of our current directors meet this definition of independence but we intend to satisfy the audit committee composition requirements of the Nasdaq National Market by appointing, no later than 90 days after completion of this offering, at least two new directors who meet the independence and financial literacy requirements of the Nasdaq audit committee rules. Following completion of this offering, we will have a classified board divided into two classes that will serve staggered two-year terms.

Board Committees

      The members of the compensation committee review the compensation of our executive officers and directors, carry out administrative and other duties under our incentive compensation plans and other plans approved by us as the board of directors may assign to the committee and make recommendations to the board of directors regarding these matters. The current members of the compensation committee are Dr. Naumann-Etienne and Messrs. Delafield and Hinson. Not all of the current members of the compensation committee meet the definition of non-employee directors for purposes of SEC Rule 16(b)(3). Until the compensation committee is composed of all non-employee directors, the full board of directors will continue to approve stock option grants for our officers in order to qualify the option grants for an exemption from short-swing trading rules.

      The members of the audit committee recommend the selection and retention of our independent auditors, review the scope and results of our audits, submit appropriate recommendations to our board of directors regarding audits, review our internal controls, review conflict of interest transactions, and are responsible for reviewing filings with the Securities and Exchange Commission and other public documents containing our consolidated financial statements. The current members of the audit committee are Messrs. Delafield and Hambrecht. We intend to appoint new members to the audit committee to satisfy the independence and financial literacy requirements of the Nasdaq National Market within 90 days after completion of this offering.

Compensation Committee Interlocks and Insider Participation

      During the year ended December 31, 2001, the following directors served on our compensation committee: Dr. Naumann-Etienne, our Chief Executive Officer and Chairman of the Board; Mr. Hinson, our President, Chief Operating Officer and Secretary; and Mr. Delafield.

      Mr. Delafield is a director of WR Hambrecht+Co. We paid WR Hambrecht+Co $510,000 in fees in December 1999 for advising us on the sale of Quinton Fitness, Inc., a wholly-owned subsidiary of Quinton Inc., to StairMaster Sports/Medical Products, Inc. Also in December 1999, we sold our equity interest in StairMaster to WR Hambrecht/StairMaster, LLC, an investment group led by WR Hambrecht+Co for $3.0 million. The $3.0 million purchase price paid by W.R. Hambrecht/ StairMaster, LLC equaled the value ascribed in our transaction with StairMaster to the StairMaster equity interest we received as partial consideration for our sale of Quinton Fitness, Inc. The consideration for the sale of this business was determined by our arms-length negotiations with StairMaster. We believe the sale of our equity interest in StairMaster was on terms no less favorable to us than could have been obtained from an unaffiliated party.

      As a result of this equity purchase, WR Hambrecht+Co beneficially held more than five percent of the outstanding stock of StairMaster. During the years ended December 31, 2000, and 2001, we paid StairMaster $2,551,000 and $2,610,000, respectively, for treadmills and related components that StairMaster supplied to us. The price for these treadmills and related components was determined pursuant to a supply and distribution agreement that we entered into with StairMaster in 1999. We believe the terms were no less favorable to us than could have been obtained by an unaffiliated party.

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or its compensation committee.

Director Compensation

      During the year ended December 31, 2001, we paid $143,500 to Intertec Group, a consulting company owned solely by Ruediger Naumann-Etienne, for Dr. Naumann’s services as our Chairman and Chief Executive Officer. In connection with our employment of Dr. Naumann effective as of December 31, 2001, he agreed to forego the right to receive 90,909 shares of our common stock that would have been issued upon completion of the sale of the company or our initial public offering at a valuation of at least $100 million in exchange for the acceleration of vesting on all options held by him at that time. Other members of our board of directors receive no cash compensation from us for serving as directors or on board committees, but all members are reimbursed for their reasonable expenses incurred in attending meetings of the board and its committees. We have adopted a stock option grant program for our nonemployee directors that will be administered under the terms and condition of our 2002 Plan, and will take effect upon the completion of this offering. Under the program, each nonemployee director who joins the board following the completion of this offering will automatically receive an initial option to purchase 6,818 shares of our common stock. This initial grant will vest monthly over the 12-month period following the date of grant, assuming continued service on the board for such period. Starting with our 2003 annual shareholders meeting, each nonemployee director will receive an option to purchase 2,272 shares immediately following each year’s annual meeting, except that any nonemployee director who received an initial grant within three months before an annual meeting will not receive an annual grant until immediately following the second annual meeting after the date of the initial grant. The annual grants will vest and become exercisable monthly over the 12-month period following the date of grant, assuming continued service on the board for such period.

      The exercise price for all options will be the fair market value of our common stock on the date of grant. Options will have a ten-year term, except that options will expire six months after a nonemployee director ceases service as a director for reasons other than death or retirement, in which case the option will terminate after one year.

Executive Compensation

      The following table sets forth the compensation paid by us for services rendered to us in all capacities during the year ended December 31, 2001, to our Chief Executive Officer and each of our other four most highly compensated executive officers whose total salary and bonus for such year exceeded $100,000:

Summary Compensation Table

					Long Term
					Compensation
					Awards

	Annual Compensation				Shares
					Underlying	All Other
Name & Principal Position	Salary($)		Bonus($)		Options(#)	Compensation($)

Ruediger Naumann-Etienne	$143,500	(1)	$—		—	$—
Chairman and CEO
John R. Hinson	225,000		7,977		5,113	3,311	(3)
President, COO and Secretary
David M. Hadley	150,000		5,318		3,409	3,484	(4)
Vice President of Research and Development
John R. Serino	150,000		48,496	(2)	3,409	654	(5)
Vice President of Worldwide Sales and Marketing
David S. Buckles	150,000		5,318		3,409	316	(6)
Vice President of Product Strategy and Business Development

(1)	Represents payments made by us to Intertec Group for services as Chairman and Chief Executive Officer provided to us by Dr. Naumann-Etienne, owner and Managing Director of Intertec Group. Effective December 31, 2001, Dr. Naumann-Etienne became a full-time employee with an annual salary of $240,000.

(2)	Includes $43,178 in sales commissions.

(3)	Represents $3,000 in matching contributions made by us to Mr. Hinson’s 401(k) savings and retirement plan account and $311 in life insurance premiums paid by us for term life insurance for the benefit of Mr. Hinson.

(4)	Represents $3,000 in matching contributions made by us to Dr. Hadley’s 401(k) savings and retirement plan account and $484 in life insurance premiums paid by us for term life insurance for the benefit of Dr. Hadley.

(5)	Represents life insurance premiums paid by us for term life insurance for the benefit of Mr. Serino.

(6)	Represents life insurance premiums paid by us for term life insurance for the benefit of Dr. Buckles.

Option Grants In Last Fiscal Year

      The following table sets forth certain information regarding stock options we granted during the fiscal year ended December 31, 2001 to the executive officers named in the summary compensation table:

					Potential Realizable
					Value at Assumed
					Annual Rates of
					Share Price
					Appreciation for
	Individual Grants				Option Term

	Number of	% of Total
	Securities	Options	Exercise
	Underlying	Granted to	Price Per
	Options	Employees in	Share	Expiration
Name	Granted($)(1)	Fiscal Year	($/Share)	Date	5%($)	10%($)

Ruediger Naumann-Etienne	—	—	—	—
John R. Hinson	5,113	4.2%	$2.20	May 10, 2011	$105,351	$174,417
David M. Hadley	3,409	2.8%	2.20	May 10, 2011	70,241	116,289
John R. Serino	3,409	2.8%	2.20	May 10, 2011	70,241	116,289
David S. Buckles	3,409	2.8%	2.20	May 10, 2011	70,241	116,289

(1)	We granted to our employees options to purchase an aggregate 121,438 shares of our common stock in fiscal 2001. These options, including the options set forth above, typically vest 25% six months after the date of grant and thereafter in equal monthly installments over the next 36 months and expire 10 years after the grant date subject to earlier termination in the event of termination of employment. All options granted to these executive officers in 2001 are subject to the vesting schedule set forth above. The schedule on which options become exercisable is subject to acceleration in the event of certain corporate transactions.

(2)	The potential realizable value is calculated based on the assumption that the common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of its term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth in the table. Potential realizable values are computed by:

•	multiplying the number of shares of common stock subject to a given option by the initial public offering price of $14.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the aggregate option exercise price.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

      The following table sets forth information as of December 31, 2001 concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table. No options were exercised by any of these executive officers during the year ended December 31, 2001.

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-the-Money Options at
	Options at Fiscal Year-End(#)		Fiscal Year-End($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Ruediger Naumann-Etienne	391,363	—	$4,618,083	—
John R. Hinson	129,544	102,841	1,528,619	$1,213,524
David M. Hadley	21,589	18,183	254,750	214,559
John R. Serino	26,703	22,160	315,095	261,488
David S. Buckles	64,397	8,239	869,955	97,220

(1)	Amounts are based on the initial public offering price of $14.00 per share, minus the per share exercise price, with the result multiplied by the number of shares issuable on exercise of the option. There is no guarantee that, if and when these options are exercised, they will have this value.

Incentive Plans

          Management Incentive Plan

      We established a Management Incentive Plan for the years 2001 and 2002 to assist us in meeting specified performance targets by offering selected management employees opportunities to participate in our growth and success. The plan permits discretionary cash bonuses of up to 20% of annual net positive earnings before income taxes, depreciation, amortization of intangible assets, certain legal costs and deferred compensation expenses. Persons eligible to receive awards under the plan are generally members of our management team who satisfy certain eligibility requirements relating to the number of employees supervised and their potential impact upon our performance goals. In 2001, approximately 30 management employees were eligible to participate in the plan. To receive a discretionary award, eligible employees must be employed by June 30th of the applicable plan year and generally must be employed on December 31st of the applicable plan year.

          1998 Amended and Restated Equity Incentive Plan

      Our board of directors adopted the 1998 Amended and Restated Equity Incentive Plan in November 1998, and we obtained shareholder approval of the 1998 Plan in December 1998. We amended the 1998 Plan in December 2001 and in February 2002. Our board of directors has determined that, simultaneously with the completion of this offering, the 1998 Plan will be suspended and no further grants will be made pursuant to it. Any shares remaining for future option grants and any shares subject to options that expire or are canceled under the 1998 Plan will become available for grants under our 2002 Stock Incentive Plan. The 1998 Plan allows us to issue awards of incentive or nonqualified stock options, stock bonuses or restricted stock. We have reserved a total of 1,853,045 shares of common stock for issuance under the 1998 Plan, subject to adjustment for stock dividends, stock splits, reverse stock splits, reorganizations, reincorporations and other similar changes in our capital structure. Our employees, directors and consultants are eligible to receive awards under the 1998 Plan, but only employees may receive incentive stock options. The 1998 Plan is administered by our board of directors.

      Subject to the terms of the 1998 Plan, options and common stock may be granted on such terms and conditions and subject to such restrictions as our board may establish. Options are generally granted with an exercise price equal to the fair market value of our common stock on the date of grant, vest 25% six months from the date of grant and  1/36th of the remainder monthly thereafter over the next 36 months. Options typically terminate three months following termination of service for any reason other than for cause, death or disability. Options typically terminate one year from the date of termination in the case of disability, 18 months from the date of termination in the case of death, and automatically upon notification in the case of termination for cause. No option may be exercised after the expiration of its ten-year term. Stock bonus awards or restricted stock awards may be issued with terms, conditions and restrictions based on the manner in which shares subject to such awards must be held while restricted and the circumstances under which such awards will be forfeited or repurchased if a holder’s service with us is terminated.

      In the event of certain corporate transactions, such as the sale of all or substantially all of our securities or assets or a merger, the 1998 Plan provides that each outstanding award will be assumed or substituted with a comparable award by the surviving corporation or acquiring corporation. If the surviving corporation or acquiring corporation does not assume or substitute awards, outstanding awards will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on stock awards also will lapse.

      The plan administrator may amend, suspend or terminate the 1998 Plan or amend outstanding options, except that an amendment or termination of the 1998 Plan or an amendment or termination of any outstanding option may not impair the rights of the holder of any outstanding option without such holder’s consent.

      As of December 31, 2001, options to acquire 1,242,730 shares of common stock were outstanding (of which options to acquire 943,162 shares of common stock were exercisable as of such date) and options to acquire 385,638 shares of common stock had been exercised under the 1998 Plan, of which 1,545 shares remain subject to a lapsing right of repurchase at the original exercise price of the options pursuant to which such shares were issued, and 224,389 shares remained available for grant.

          2002 Stock Incentive Plan

      In February 2002, our board of directors adopted and our shareholders approved the 2002 Stock Incentive Plan. The 2002 Plan will become effective upon completion of this offering, and will replace the 1998 Plan for purposes of all future incentive stock awards. The 2002 Plan allows us to issue awards of incentive or nonqualified stock options, shares of common stock or units denominated in common stock, all of which may be subject to restrictions. We have authorized the following number of shares of common stock for issuance under the 2002 Plan:

•	113,636 shares and an automatic annual increase to be added on the first day of each fiscal year equal to the least of (i) 681,818 shares; (ii) 3% of the number of shares of common stock outstanding on a fully diluted basis as of the end of our immediately preceding fiscal year; and (iii) a lesser amount established by our board of directors. Any shares from increases in previous years that are not actually issued will continue to be included in the aggregate number of shares available for future issuance; plus

•	any shares reserved but not granted under our 1998 Plan or returned to the 1998 Plan upon termination of awards, up to a total of 1,467,347 shares.

      Options will generally vest in a manner consistent with options granted under the 1998 Plan, and will terminate three months following termination of services, except in the case of termination by reason of death or disability, in which case the option terminates one year following termination of service.

      In all other material respects, the terms of the 2002 Plan are the same as those in the 1998 Plan.

          2002 Employee Stock Purchase Plan

      Our board of directors adopted and our shareholders approved our 2002 Employee Stock Purchase Plan in February 2002. We will implement the ESPP upon the effectiveness of this offering as additional incentive to employees to remain employed by us. We intend for this plan to qualify under Section 423 of the Internal Revenue Code. The ESPP will be administered by our board of directors, a committee of the board of directors or an executive officer appointed to administer the ESPP. The ESPP permits our eligible employees to purchase common stock through payroll deductions of up to 15% of their annual compensation. No employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. Further, no employee may purchase more than 681 shares in each quarterly purchase period.

      We will implement the ESPP with one year offering periods, each of which will consist of four purchase periods, with purchases being made on the last day of each such period, except that the first offering period will begin on the effective date of this offering and end 12 months thereafter. Subsequent offering periods will begin on December 1 of each year and end on the following November 30. Purchase periods will begin on December 1, March 1, June 1 and September 1 of each year and end three months later on February 28, May 31, August 31 and November 30, respectively. The plan administrator may establish different offering and purchase periods in the future. To comply with federal securities laws, all of our eligible employees will be automatically enrolled in the ESPP for the first offering period. For the first purchase period, participants must pay a lump sum for the common stock purchased on their behalf. Thereafter, accrued payroll deductions will be used to pay the purchase price. Upon notice to us, employees may withdraw from ESPP before the end of a purchase period and may change certain terms of their participation in the ESPP. The price of our common stock purchased under the ESPP will be the lesser of 85% of the fair market value on the first day of an offering period and 85% of the fair market value on the last day of a purchase period, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price of the common stock and 85% of the fair market value of our common stock on the last day of the purchase period. Under the circumstances specified in the ESPP, the plan administrator may change the purchase date during an offering period and terminate the ESPP at the end of any purchase period to avoid incurring adverse accounting charges. The ESPP will automatically terminate ten years after the date of adoption by our board of directors, but the board of directors may otherwise terminate it at any time. Generally, employees will be eligible to participate in the ESPP if they are employed by us for at least one year before a purchase period and work for more than 20 hours per week, and are not (and would not become as a result of being granted an option under the plan) 5% shareholders of our common stock. Participation rights granted under the plan are not transferable and are only exercisable during the employee’s lifetime.

      The board of directors authorized the issuance under the ESPP of a total of 227,272 shares of our common stock, plus an automatic annual increase, to be added on the first day of our fiscal year beginning in 2003, equal to the least of (i) 227,272 shares; (ii) 2.0% of the outstanding shares of common stock as of the end of our immediately preceding fiscal year on a fully diluted basis; and (iii) a lesser amount determined by our board of directors. Any shares from increases in previous years that are not actually issued will be added to the aggregate number of shares available for issuance in future periods. In the event of a corporate transaction, such as a merger, consolidation or sale of all or substantially all of our assets, each outstanding right to purchase shares under the ESPP will be assumed or an equivalent right substituted by the acquiring or surviving corporation. If such corporation refuses to assume or substitute for the right, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of our proposed liquidation or dissolution, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed liquidation or dissolution.

          401(k) Plan

      We maintain a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to contribute up to the lesser of 16% of their annual compensation and the legally prescribed annual limit. The 401(k) plan allows us to make a discretionary matching contribution at the end of each quarter according to a formula determined for that quarter. Discretionary matching contributions vest ratably over a five-year period, beginning after an eligible participant’s completion of two years of credited service. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that pre-tax contributions by employees or matching contributions by us, and income earned on those contributions, are not taxable until withdrawn from the plan and so that all contributions can be deducted by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets in the plan in a number of investment options.

Director and Officer Indemnification and Limitations on Liability

      Our amended and restated articles of incorporation limit the liability of directors to the fullest extent permitted by California law. Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except in the following circumstances:

•	acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to our best interests or the best interests of our of shareholders or that involve the absence of good faith on the part of the director;

•	any transaction from which a director derived an improper personal benefit;

•	acts or omissions that show a reckless disregard for the director’s duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to us or our shareholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders;

•	concerning certain contracts or transactions between us and one of our directors; or

•	concerning directors’ liability for improper dividends, loans and guarantees.

      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Upon completion of this offering, our amended and restated articles of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers and may indemnify our employees and agents in each case to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. Our amended and restated bylaws will also give us the power in certain circumstances to advance expenses incurred by the officer or director in advance of the final disposition of the proceeding.

      We have also entered into indemnification agreements with our officers and directors that contain provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements require us to indemnify officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Furthermore, we maintain a liability insurance policy pursuant to which our directors and officers may be indemnified against liabilities they may incur for serving in their capacities as our director or officer.

      We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On various occasions during the years ended December 31, 2001, 2000 and 1999 we granted the following options to purchase shares of our common stock to the following directors and executive officers. Except as stated below, these options were granted under the 1998 Amended and Restated Equity Incentive Plan.

•	On August 14, 2000 and December 1, 2000, we granted Dr. Naumann-Etienne options to purchase 186,818 and 204,545 shares of our common stock, respectively, with exercise prices of $2.20 and $2.20, respectively.

•	We granted Mr. Hinson options to purchase (a) 111,182 shares of our common stock with an exercise price of $0.22 a share on April 25, 1999, which grant was made outside of the 1998 Plan but subject to the terms and conditions of the 1998 Plan, (b) 227,272 shares of our common stock with an exercise price of $2.20 a share on August 14, 2000 and (c) 5,113 shares of our common stock with an exercise price of $2.20 on May 10, 2001.

•	On August 14, 2000 and May 10, 2001, we granted Dr. Hadley options to purchase 36,363 and 3,409 shares of our common stock, respectively, with exercise prices of $2.20 and $2.20, respectively.

•	On August 14, 2000 and May 10, 2001, we granted Mr. Serino options to purchase 45,454 and 3,409 shares of our common stock, respectively with exercise prices of $2.20 and $2.20, respectively.

•	On August 14, 2000 and May 10, 2001, we granted Dr. Buckles options to purchase 13,636 and 3,409 shares of our common stock, respectively, with exercise prices of $2.20 and $2.20, respectively.

      Between August 2000 and November 2000, we issued and sold, in private placement transactions, shares of our Series B convertible preferred stock at the per share issue price of $1.00 to the following directors and executive officers:

Investor	Number of Shares

Ruediger Naumann-Etienne	100,000
John R. Hinson	200,000
David M. Hadley	500,000
John R. Serino	10,000
David S. Buckles	45,000

Each 2.2 shares of Series B convertible preferred stock is convertible into 1 share of common stock.

Other Transactions

      In December 1999, we paid WR Hambrecht+Co $510,000 in fees for advising us on the sale of Quinton Fitness, Inc., a wholly-owned subsidiary of Quinton Inc., to StairMaster Sports/ Medical Products, Inc. We also sold our equity interest in StairMaster to W.R. Hambrecht/ StairMaster, LLC, an investment group led by WR Hambrecht+Co, for $3.0 million. Two of our directors, John D. Delafield and William R. Hambrecht, are affiliated with WR Hambrecht+Co. Mr. Delafield is a director and Mr. Hambrecht is the Chairman and Chief Executive Officer of WR Hambrecht+Co. The $3.0 million purchase price paid by W.R. Hambrecht/StairMaster, LLC equaled the value ascribed in our transaction with StairMaster to the StairMaster equity interest we received as partial consideration for our sale of Quinton Fitness, Inc. The consideration for the sale of this business was determined by our arms-length negotiations with StairMaster. The sale of our equity interest in StairMaster was on terms no less favorable to us than could have been obtained from an unaffiliated party.

      Following the purchase of StairMaster equity by WR Hambrecht/StairMaster, LLC, WR Hambrecht+Co beneficially held more than five percent of the outstanding shares of StairMaster. During the years ended December 31, 2000, and December 31, 2001, we paid StairMaster $2,551,000 and $2,610,000, respectively, for treadmills and related components that StairMaster supplied to us. The price for these treadmills and related components was determined pursuant to a supply and distribution agreement that we entered into with StairMaster in 1999. We believe the terms were no less favorable to us than could have been obtained by an unaffiliated party.

      We are a party to a royalty agreement with Agilent Technologies, Inc., a former owner of 19% of our Series A convertible preferred stock, originally entered into with Hewlett-Packard Company on February 10, 1995. Agilent sold these shares to Koninklijke Philips Electronics N.V. in August 2001. For the years ended December 31, 1999, 2000 and 2001, we paid approximately $20,000, $8,000 and $5,000, respectively, in royalties related to this royalty agreement. We believe the terms were no less favorable to us than could have been obtained from an unaffiliated party.

      Also in 1999, some of Agilent’s distributors sold a number of our products. For the year ended December 31, 1999, these sales totaled approximately $0.6 million, and we paid total commissions of approximately $0.1 million related to these sales.

      In 1998, we entered into a software development and license agreement with Zymed, Incorporated. Zymed is a member of W.R. Hambrecht/QIC, LLC, and was acquired by Agilent in 2000 and subsequently by Koninklijke Philips Electronics N.V. in 2001. This agreement requires us to pay royalties to Zymed related to a non-exclusive software package license and we believe the terms were no less favorable to us than could have been obtained from a non-affiliated party.

      Also, during the years ended December 31, 1999, 2000 and 2001, we purchased inventory from Zymed of approximately $3.0 million, $4.4 million and $1.1 million, respectively. As of December 31, 2000, we owed Zymed approximately $0.8 million for inventory purchases. As of December 31, 2001, we did not owe Zymed any amounts for inventory purchases.

      In June 1999, we entered into a separation agreement with Mark Tauscher, one of our former directors and executive officers, in connection with the termination of his employment. After his termination, we paid severance of $48,000, and $75,000 in compensation for consulting services provided to us by Mr. Tauscher during the six-month period following his termination. In connection with his termination, we also issued Mr. Tauscher 13,636 shares of our common stock.

      In October 2000, we entered into a separation agreement with Michael Blomeyer, our former president and one of our former directors, in connection with the termination of his employment. After his termination, we paid $231,000 in compensation for consulting services provided to us during the one-year period following the date of his termination. In addition, after his termination, we reimbursed Mr. Blomeyer for approximately $5,000 in relocation expenses and closing costs relating to the sale of his residence.

      In connection with the termination of Mr. Blomeyer’s employment, we also repurchased 426,200 shares of our common stock held by Mr. Blomeyer for an aggregate purchase price of $93,764.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of December 31, 2001, by:

•	each person known to the board of directors to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of the executive officers named in the summary compensation table; and

•	all of our current directors and executive officers as a group.

      Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after December 31, 2001 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of December 31, 2001, assuming conversion of all outstanding shares of convertible preferred stock into common stock, we had 7,316,622 shares of common stock outstanding, held by 140 shareholders of record.

      The table below assumes the conversion of all shares of our Series A convertible preferred stock and Series B convertible preferred stock into shares of our common stock upon completion of this offering. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Quinton Cardiology Systems, Inc., 3303 Monte Villa Parkway, Bothell, Washington 98021.

Percent of Shares Beneficially Owned

	Number of Shares	Before	After
Name of Beneficial Owner	Beneficially Owned(1)	the Offering	the Offering

W.R. Hambrecht/ QIC, LLC(2)	5,056,215	69.1%	46.7%
539 Bryant Street, Suite 100
San Francisco, CA 94107
Philips Electronics North America Corporation(3)	1,189,997	16.3%	11.0%
1251 Avenue of the Americas
New York, New York 10020
Ruediger Naumann-Etienne(4)	436,817	5.7%	3.9%
John R. Hinson(5)	346,052	4.6%	3.2%
David M. Hadley(6)	325,397	4.4%	3.0%
John R. Serino(7)	34,231	*	*
David S. Buckles(8)	85,845	1.2%	*
William R. Hambrecht(9)	5,056,215	69.1%	46.7%
John D. Delafield(2)	5,130,336	70.1%	47.4%
All directors and executive officers (7 persons)(10)	6,358,678	79.8%	55.4%

*	Less than one percent.

(1)	Upon completion of this offering, an aggregate of 12,230,000 outstanding shares of Series A convertible preferred stock will convert into 6,246,168 shares of common stock and an aggregate of 865,000 shares of Series B convertible preferred stock will convert into 393,179 shares of common stock.

(2)	Represents, with respect to W.R. Hambrecht/ QIC, LLC, 5,056,179 shares issuable upon conversion of 9,900,000 shares Series A convertible preferred stock, and 36 shares of common stock; and with respect to Mr. Delafield, the 5,056,215 shares beneficially owned by W.R. Hambrecht/ QIC, LLC and an additional 74,121 shares of common stock beneficially owned by Mr. Delafield. W.R. Hambrecht/ QIC Management, LLC is the manager of W.R. Hambrecht/ QIC, LLC and has sole voting and investment power over shares held by this entity. Mr. Delafield is a manager and member of W.R. Hambrecht/ QIC Management, LLC and a member of W.R. Hambrecht/ QIC, LLC. He may be deemed to share voting and investment power with respect to shares held by W.R. Hambrecht/ QIC, LLC. Mr. Delafield, however, disclaims beneficial ownership of the 5,056,215 shares beneficially owned by W.R. Hambrecht/ QIC, LLC, except to the extent of his pecuniary interest in the shares.

(3)	Represents 1,189,989 shares issuable upon conversion of 2,330,000 shares of Series A convertible preferred stock, and 8 shares of common stock.

(4)	Represents 45,454 shares issuable upon conversion of Series B convertible preferred stock and 391,363 shares issuable upon exercise of options.

(5)	Represents (a) 90,909 shares issuable on conversion of Series B convertible preferred stock, (b) 111,182 shares of common stock, of which, as of December 31, 2001, 18,531 shares were subject to repurchase by us at the original exercise price paid for such shares in the event of termination of the services of the holder, which right lapses over time in accordance with a vesting schedule, and (c) 143,961 shares issuable upon exercise of options.

(6)	Represents (a) 227,272 shares issuable upon conversion of Series B convertible preferred stock, (b) 74,121 shares of common stock, of which, as of December 31, 2001, 1,545 shares were subject to repurchase by us at the original exercise price paid for such shares in the event of termination of the services of the holder which right lapses over time in accordance with vesting schedules, and (c) 24,004 shares issuable upon exercise of options.

(7)	Represents 4,545 shares issuable upon conversion of Series B convertible preferred stock and 29,686 shares issuable upon exercise of options.

(8)	Represents 20,454 shares issuable on conversion of Series B convertible preferred stock and 65,391 shares issuable upon exercise of options.

(9)	Represents 5,056,215 shares of common stock held by W.R. Hambrecht/ QIC, LLC. As the manager of W.R. Hambrecht/ QIC, LLC, W.R. Hambrecht/ QIC Management, LLC has voting and investment power over shares held by this entity. Mr. Hambrecht is the Chairman and Chief Executive Officer of WR Hambrecht+Co, which is a manager and member of W.R. Hambrecht/ QIC Management, LLC. Mr. Hambrecht disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10)	Represents (a) 5,056,179 shares issuable upon conversion of 9,900,000 shares of Series A convertible preferred stock, (b) 388,634 shares issuable upon conversion of Series B convertible preferred stock, (c) 259,460 shares of common stock, of which, as of December 31, 2001, 20,076 shares were subject to repurchase by us at the original exercise price paid for such shares in the event of termination of the services of the holder which right lapses over time in accordance with vesting schedules, and (d) 654,405 shares issuable upon exercise of options.

DESCRIPTION OF OUR CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, without par value, of which 10,816,622 will be outstanding, and 50,000,000 shares of preferred stock, without par value, none of which will be outstanding. The following description of our capital stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws is a summary and is qualified in its entirety by the provisions of the amended and restated articles of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of December 31, 2001, assuming conversion of all outstanding shares of Series A and Series B convertible preferred stock, we had 7,316,622 shares of common stock outstanding and 140 shareholders of record. Following this offering, there will be 10,816,622 shares of common stock outstanding (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after December 31, 2001). Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders, including the election of directors. Upon completion of this offering, there will be no cumulative voting rights, and therefore, the holders of a majority of the shares of common stock voted for the election of directors may elect all of our directors standing for election. Holders of common stock are entitled to receive dividends when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock. If we are liquidated, dissolved or wound up, whether voluntarily or involuntarily, after payment of our debts or other liabilities and making provisions for the liquidation preferences of any outstanding shares of preferred stock, our remaining assets will be distributed pro rata among the holders of shares of our common stock. Our common stock has no preemptive, redemption, conversion, or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are, and all shares of the common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

      Upon completion of the offering, all outstanding shares of Series A and Series B convertible preferred stock will be converted into common stock. Thereafter, our board of directors will have the authority, without action by our shareholders, to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more classes or series. Our board will have the authority, without shareholder approval, to fix the designations, preferences, rights and any qualifications, limitation or restrictions of the shares of each such series of preferred stock, including dividend rights, convertibility, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series and the designation of such series, any or all of which may be superior to the rights of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third-party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock. We have no plans at this time to issue any preferred stock.

Putable Warrants

      As of December 31, 2001, we had two warrants outstanding to purchase an aggregate of 123,536 shares of Series A convertible preferred stock at an exercise price of $0.01 per share. At the holders’ option, we are required to make a cash payment to the holder equal to the fair market value of the shares issuable upon conversion of the warrants. The warrants contain provisions for the adjustment of the exercise price and the number and class of shares issuable upon the exercise of the warrant upon the occurrence of events such as stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon completion of this offering, the warrant holders will be entitled to receive an aggregate of 63,092 shares of common stock upon exercise of the warrants. The shares subject to the warrants are entitled to registration rights pursuant to an investors’ rights agreement. Unless earlier exercised, the warrants terminate June 30, 2003.

Shareholders Agreement

      W.R. Hambrecht/ QIC, LLC and Philips Electronics North America Corporation, or Philips, are parties to a shareholders agreement, pursuant to which they have agreed to vote their shares to elect three directors nominated by W.R. Hambrecht/ QIC, LLC, one director nominated by Philips, and one director nominated by Zymed, Incorporated, an affiliate of Philips. Pursuant to the shareholders agreement, Philips and W.R. Hambrecht/ QIC, LLC have certain rights of first refusal with respect to transfers of shares by the other, which rights will automatically terminate upon completion of this offering. In addition, if W.R. Hambrecht/ QIC, LLC or any of its members transfers control of us, Quinton Inc., or W.R. Hambrecht/ QIC, LLC to any transferee that will own more than 50% of our outstanding voting stock or more than 50% of the membership units of W.R. Hambrecht/ QIC, LLC, Philips has the right to sell our capital stock held by it on the same terms to such transferee. Shares held by W.R. Hambrecht/ QIC, LLC and Philips cannot be encumbered as security for debt, and transferees of shares owned by these two shareholders must agree to be bound by the shareholders agreement as a condition to transfer. These transfer restrictions continue indefinitely after completion of this offering, as long as the shareholders agreement is in effect.

      The shareholders agreement also provides that the unanimous written consent of the board is required with respect to the payment of compensation to any of our employees, consultants or board members who is an employee, consultant, director or manager of W.R. Hambrecht/QIC, LLC or WR Hambrecht+Co or any entity controlled by them or which they control or an employee, consultant or director of Philips or Zymed unless such individual is one of our full time employees.

      W.R. Hambrecht/QIC, LLC has contractually agreed not to amend or terminate the shareholders agreement during the 180 day lock-up period immediately following the completion of this offering, unless Philips signs a lock-up agreement covering such period.

Registration Rights

      Pursuant to an investors’ rights agreement, the holders of an aggregate of 5,119,307 shares of common stock (assuming exercise of the outstanding warrants and conversion of the Series A convertible preferred stock into common stock) may require us to register their shares of common stock if we propose to register any of our common stock other than in connection with the offering. These holders are entitled to notice of the registration and can to require us to use our best efforts to include shares of our common stock held by them in the registration statement at our expense. These registration rights are subject to conditions and limitations including, if the registration is in connection with an underwritten public offering, the holder’s obligation to participate in the underwriting and the right of the underwriters to exclude all or limit the number of shares included in the registration statement.

      Registration of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration.

Antitakeover Effects of Certain Articles and Bylaws Provisions

      Issuance of Preferred Stock. Our board of directors, without shareholder approval, has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

      Election and Removal of Directors. Following completion of this offering, we will have a classified board, divided into two classes that will serve staggered two-year terms. Only one class of directors will be elected each year, while the directors in the other classes will continue on our board for the remainder of their terms. Although generally directors may be removed by the affirmative vote of a majority of our outstanding shares, once our board of directors has been classified, no director may be removed if the shares voted against his removal would have been sufficient to have elected that director had such shares been voted cumulatively. Because this procedure for removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third-party from making a tender offer or otherwise attempting to gain control of us, and may maintain the incumbency of the board.

      Requirements for Advance Notification of Shareholder Nominations and Proposals. Upon completion of the offering, our amended and restated bylaws will contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board.

      Shareholder Action by Written Consent. Upon completion of this offering, our amended and restated articles of incorporation will provide that our shareholders will be unable to act by written consent.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “QUIN.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Future sales of our common stock, and the availability of our common stock for sale, may depress the market price for our common stock. Upon completion of this offering, 10,816,622 shares of our common stock will be outstanding. Of these shares, the shares sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for shares purchased by any of our existing “affiliates,” which generally includes officers, directors or 10% shareholders, as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the remaining shares of common stock outstanding upon completion of this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. These remaining shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

      Our directors, officers and existing holders of a significant number of shares outstanding prior to this offering have entered into lock-up agreements generally providing that they will not, without the prior written consent of Adams, Harkness & Hill, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer, dispose of, loan, pledge, or grant any rights to any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, for a period of 180 days after the date of this prospectus. We have entered into a similar agreement with the underwriters of this offering, and holders of common stock issued upon exercise of stock options have agreed to similar market standoff provisions. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k), or 701, shares subject to a lock-up agreement and market standoff agreement will not be eligible for sale until these agreements expire or are waived by Adams, Harkness & Hill, Inc. Taking into account the lock-up agreements and market standoff agreements, and assuming Adams, Harkness & Hill, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

Approximate Number
of Shares

On the date of this prospectus	13,636
On August 1, 2002	1,189,997
180 days after the date of this prospectus	6,112,989

      Shares held by W.R. Hambrecht/ QIC, LLC and Philips Electronics North America Corporation, our two largest shareholders, are subject to additional transfer restrictions pursuant to the terms of a shareholders agreement between these shareholders. These shareholders cannot transfer any of our shares that they own unless the transferee agrees to be bound by the terms of the shareholders agreement. These restrictions will continue indefinitely after completion of this offering, as the shareholders agreement can only be terminated with the consent of the parties to that agreement. W.R. Hambrecht/ QIC, LLC has contractually agreed not to amend or terminate the shareholders agreement during the 180 day lock-up period immediately following completion of this offering, unless Philips signs a lock-up agreement covering such period.

      In general, under Rule 144 under the Securities Act, and beginning after the expiration of the lock-up agreements and market standoff agreements, a person (or persons whose shares are aggregated)

who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 108,166 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144 with the Securities and Exchange Commission.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such acquiring person’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For shares of common stock received upon conversion of outstanding convertible preferred stock, the Rule 144 holding period commences on the date the shareholder acquired the preferred shares surrendered in the conversion.

      Pursuant to an investors’ rights agreement, the holders of an aggregate of approximately 5,119,307 shares of common stock (assuming exercise of the outstanding warrants and conversion of the Series A convertible preferred stock) are entitled to various rights with respect to the registration of their shares of common stock. If these shareholders, by exercising their registration rights, cause a large number of shares to be registered and freely tradable in the public market, the sales could have a material adverse effect on the market price of our common stock.

      As a result of the market standoff provisions of our 1998 Amended and Restated Equity Incentive Plan and our 2002 Stock Incentive Plan, persons holding stock options may not sell shares acquired upon exercise until 180 days after the effective date of this offering. Beginning 180 days after the effective date, most of our directors, officers, employees, consultants or advisors who purchased shares from us pursuant to a written compensatory plan or agreement may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that persons other than affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitations, or notice provisions of Rule 144.

      We intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our equity incentive plans and options to non-employee directors. As of December 31, 2001, options to purchase an aggregate of 1,242,730 shares were outstanding under our 1998 Amended and Restated Equity Incentive Plan, of which 943,162 were exercisable. As of December 31, 2001, there were 224,389 shares remaining available for grant under our 1998 Amended and Restated Equity Incentive Plan. As of February 20, 2002, there was a maximum of 1,580,983 shares of common stock reserved for issuance under our 2002 Stock Incentive Plan, which number includes 113,636 shares first authorized for issuance under our 2002 Plan in February 2002 and up to 1,467,347 shares initially authorized for issuance under our 1998 Plan that may be added to the 2002 Plan in the event such shares are (a) not issued or subject to outstanding awards under the 1998 Plan on the date that plan is suspended or (b) at any later date cease to be subject to outstanding awards under the 1998 Plan due to cancellation, termination or forfeiture of such award, and 227,272 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan. Common stock issued upon exercise of outstanding vested options after the filing of a registration statement on Form S-8 will be available for immediate resale in the open market, subject to certain Rule 144 limitations applicable to affiliates, vesting restrictions and expiration of lock-up or market standoff agreements.

      From time to time after the effective date, holders of outstanding warrants to acquire up to 63,092 shares of our common stock may exercise these warrants. All of the holders of these warrants have entered into lock-up agreements with Adams, Harkness & Hill, Inc. or us. If these holders exercise their warrants on a net issuance basis, these shares may be resold immediately under Rule 144(k) upon expiration of the lock-up agreements 180 days after completion of this offering.

PLAN OF DISTRIBUTION

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below, for whom Adams, Harkness & Hill, Inc., WR Hambrecht+Co and Delafield and Hambrecht, Inc. are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Adams, Harkness & Hill, Inc.
WR Hambrecht+Co.
Delafield and Hambrecht, Inc.

Total	3,500,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include, but are not limited to, the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

Commissions and Expenses

      The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $          per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      Adams, Harkness & Hill, Inc., WR Hambrecht+Co and Delafield and Hambrecht, Inc. have informed us that the underwriters do not intend to confirm sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Total

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discounts
Proceeds, before expenses, to us

      The expenses of this offering, exclusive of the underwriting discount, are estimated at $1,432,093 and are payable by us.

      We have granted to the underwriters an option to purchase from us up to 525,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus.

      The underwriters may exercise this option at any time until 45 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters’ initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

      We have agreed that, without the prior consent of Adams, Harkness & Hill, Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus. Our executive officers and directors, and the holders of a significant number of our outstanding shares of common stock have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any such shares for the period ending 180 days after the date of this prospectus.

      Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price and the underwriters’ compensation will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, we and the representatives will consider, in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

      We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and contribute to payments that the underwriters may be required to make for certain liabilities.

      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

      The underwriters may make short sales in the common stock in connection with the offering, which means that they may sell more shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

      The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters’ short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In addition, the representatives reserve the right to reclaim selling concessions from underwriters and selling group members if the representatives receive a report that clients of the underwriters and selling group members have sold the stock they purchased in this offering, generally within 45 days following this offering. The representatives reserve this right even if the representatives do not purchase shares in the open market.

      In general, purchases of the common stock for the purpose of stabilization or to cover short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the common stock to the extent that it might discourage resales by purchasers in the offering.

      A limited number of shares allocated to WR Hambrecht+Co will be distributed through the use of the internet. WR Hambrecht+Co will post on its website a brief description of the offering which contains only the information permitted under Rule 134 of the Securities Act. Visitors to this website will have access to the preliminary prospectus by links on the website. WR Hambrecht+Co will accept conditional offers to purchase shares from account holders that are determined eligible to participate.

      WR Hambrecht+Co, an underwriter in this offering, owns a 15.15% equity interest in W.R. Hambrecht/QIC, LLC, which will own 46.7% of our stock following completion of this offering. W.R. Hambrecht/QIC, LLC is managed by W.R. Hambrecht/QIC Management, LLC, whose managers and members are WR Hambrecht+Co, John D. Delafield, one of our directors and Chairman and Chief Executive Officer of Delafield and Hambrecht, Inc. and a director of WR Hambrecht+Co, and Scott Gibbs, a former employee of WR Hambrecht+Co.

      In addition, W.R. Hambrecht/QIC, LLC, and Philips Electronics North America Corporation, which together will own 57.7% of our stock following completion of this offering, are parties to a shareholders agreement which provides that each party will vote all of their shares in favor of three director nominees of W.R. Hambrecht/QIC, LLC. Currently, John D. Delafield, William R. Hambrecht, and John R. Hinson were elected to our board of directors in accordance with this agreement. Mr. Delafield is a director of WR Hambrecht+Co and is Chairman and Chief Executive Officer of Delafield and Hambrecht, Inc. Mr. Hambrecht is Chairman and Chief Executive Officer of WR Hambrecht+Co, which is a stockholder of Delafield and Hambrecht, Inc. Mr. Hambrecht is also entitled to a seat on the board of directors of Delafield and Hambrecht, Inc. pursuant to an agreement between Delafield and Hambrecht, Inc. and WR Hambrecht+Co.

      Delafield and Hambrecht, Inc. is an investment banking firm formed as a corporation in December 2001 to engage in the business of public equity underwriting, mergers and acquisitions advisory services, institutional brokerage services, and financial advisory services. The Chairman and Chief Executive Officer of Delafield and Hambrecht, Inc., John D. Delafield, has over seven years of experience in the securities industry.

      Because of the relationships among the affiliates of WR Hambrecht+Co, Delafield and Hambrecht, Inc. and us, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, or NASD. That rule requires that the initial public offering price can be no higher than that recommended by a qualified independent underwriter, as defined by the NASD. Adams, Harkness & Hill, Inc. has served in that capacity, has performed due diligence investigations and reviewed and participated in the preparation of the registration statement relating to this prospectus.

LEGAL MATTERS

      Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the shares of our common stock being offered hereby. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 covering the shares of common stock being sold in this offering. This prospectus of which forms a part of the registration statement does not contain all the information included in the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits for that information.

      Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the description contained in this prospectus is subject to the terms and conditions of such contract or document. You should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may review a copy of the registration statement, including exhibits and schedules filed with it, and obtain copies of these materials at prescribed rates, at the Securities and Exchange Commission’s public reference facilities Room in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Quinton, that file electronically with the Securities and Exchange Commission.

QUINTON CARDIOLOGY SYSTEMS, INC.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of

QIC Holding Corp.:

      We have audited the accompanying consolidated balance sheets of QIC Holding Corp. (a California corporation, since renamed as Quinton Cardiology Systems, Inc.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QIC Holding Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Seattle, Washington

February 8, 2002, (except for Note 17,
for which the date is March 29, 2002)

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			(Note 2)
			Unaudited
			Pro Forma
			Shareholders’
	December 31,		Equity at
			December 31,
	2000	2001	2001

	(in thousands, except share
	and per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$423	$218
Accounts receivable, net of allowance for doubtful accounts of $674 and $385, respectively	8,178	6,123
Inventories	6,844	6,161
Income taxes receivable	1,209	—
Prepaid expenses and other current assets	585	626

Total current assets	17,239	13,128
Machinery and equipment, net of accumulated depreciation of $2,432 and $3,392, respectively	3,969	3,165
Patents, net of accumulated amortization of $315 and $437, respectively	295	173
Note receivable, accrued interest and other assets	1,151	—
Investment in unconsolidated entity	1,000	1,000

Total assets	$23,654	$17,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Line of credit	$5,026	$4,471
Accounts payable	4,088	4,029
Accrued liabilities	3,590	2,548
Warranty reserve	1,800	1,269
Deferred revenue	3,555	3,556
Putable warrants	124	705

Total current liabilities	18,183	16,578

Sublease liability	—	831

Total liabilities	18,183	17,409

Commitments and Contingencies
Shareholders’ Equity:
Preferred stock (50,000,000 shares authorized):
Series A convertible preferred stock, no par value, aggregate liquidation preferences of $12,230 at December 31, 2000 and 2001, 12,454,545 shares designated, 12,230,000 shares issued and outstanding at December 31, 2000 and 2001	12,230	12,230	$—
Series B convertible preferred stock, no par value, aggregate liquidation preferences of $865 at December 31, 2000 and 2001, 6,000,000 shares designated, 865,000 shares issued and outstanding at December 31, 2000 and 2001	865	865	—
Common stock (100,000,000 shares authorized):
No par value, 1,093,072 and 677,275 shares issued and outstanding at December 31, 2000 and 2001, respectively	1,006	3,490	16,585
Deferred stock compensation	(378)	(287)	(287)
Accumulated deficit	(8,252)	(16,241)	(16,241)

Total shareholders’ equity	5,471	57	$57

Total liabilities and shareholders’ equity	$23,654	$17,466

The accompanying notes are an integral part of these consolidated balance sheets.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	1999	2000	2001

	(in thousands, except share
	and per share amounts)
Revenues:
Systems	$59,678	$41,318	$33,833
Service	10,240	9,416	9,041

Total revenues	69,918	50,734	42,874

Cost of Revenues:
Systems	36,634	28,447	21,170
Service	5,804	5,272	4,850

Total cost of revenues	42,438	33,719	26,020

Gross profit	27,480	17,015	16,854

Operating Expenses:
Research and development	7,078	7,479	5,459
Sales and marketing	15,872	13,306	9,210
General and administrative (excluding $67, $215 and $2,664 of stock-based compensation, respectively)	5,179	4,525	4,913
Restructuring costs	—	645	—
Stock-based compensation	67	215	2,664

Total operating expenses	28,196	26,170	22,246

Operating loss	(716)	(9,155)	(5,392)

Other Income (Expense):
Interest expense, net	(1,517)	(302)	(358)
Non-cash interest expense, putable warrants	—	—	(581)
Write-off note receivable and accrued interest	—	—	(1,106)
Gain on sale of net imaging assets	—	341	—
Other income, net	182	28	74

Total other income (expense)	(1,335)	67	(1,971)

Loss from continuing operations before income taxes	(2,051)	(9,088)	(7,363)
Income tax benefit (provision)	(27)	2,088	205

Loss from continuing operations	(2,078)	(7,000)	(7,158)
Discontinued operations:
Income from operations of discontinued segment, net of applicable income taxes of $4 in 1999	448	—	—
Gain (loss) on sale of discontinued segment, net of applicable income taxes of $2,363 in 1999	4,732	—	(831)

Net income (loss)	$3,102	$(7,000)	$(7,989)

Basic and diluted earnings (loss) per share:
Continuing operations	$(7.16)	$(13.94)	$(11.37)

Discontinued operations	$17.85	$—	$(1.32)

Net income (loss)	$10.69	$(13.94)	$(12.69)

Pro forma basic and diluted net loss per share (unaudited)			$(1.10)

Weighted average shares outstanding used to compute basic and diluted earnings (loss) per share	290,264	502,065	629,647

Weighted average shares outstanding used to compute pro forma basic and diluted net loss per share (unaudited)			7,268,998

The accompanying notes are an integral part of these consolidated statements.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Series A		Series B
	Preferred Stock		Preferred Stock		Common Stock
							Deferred Stock	Accumulated
	Amount	Shares	Amount	Shares	Amount	Shares	Compensation	Deficit	Total

	(dollars in thousands)
Balance, December 31, 1998	$12,230	12,230,000	$—	—	$240	45	$(133)	$(4,354)	$7,983
Issuance of common stock upon exercise of stock options and grants	—	—	—	—	232	1,066,360	—	—	232
Deferred stock compensation	—	—	—	—	125	—	(125)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	67	—	67
Net income	—	—	—	—	—	—	—	3,102	3,102

Balance, December 31, 1999	12,230	12,230,000	—	—	597	1,066,405	(191)	(1,252)	11,384
Issuance of common stock upon exercise of stock options	—	—	—	—	7	26,667	—	—	7
Deferred stock compensation	—	—	—	—	482	—	(482)	—	—
Issuance of Series B preferred stock	—	—	865	865,000	—	—	—	—	865
Cancellation of deferred stock compensation in connection with termination	—	—	—	—	(80)	—	80	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	215	—	215
Net loss	—	—	—	—	—	—	—	(7,000)	(7,000)

Balance, December 31, 2000	12,230	12,230,000	865	865,000	1,006	1,093,072	(378)	(8,252)	5,471
Issuance of common stock upon exercise of stock options	—	—	—	—	5	10,403	—	—	5
Repurchase of shares in connection with termination	—	—	—	—	(94)	(426,200)	—	—	(94)
Deferred stock compensation	—	—	—	—	2,573	—	(2,573)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	2,664	—	2,664
Net loss	—	—	—	—	—	—	—	(7,989)	(7,989)

Balance, December 31, 2001	$12,230	12,230,000	$865	865,000	$3,490	677,275	$(287)	$(16,241)	$57

The accompanying notes are an integral part of these consolidated statements.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	1999	2000	2001

	(in thousands)
Operating Activities:
Net income (loss)	$3,102	$(7,000)	$(7,989)
Adjustments to reconcile net income (loss) to net cash from operating activities —
Depreciation and amortization	1,160	1,196	1,148
Amortization of deferred stock compensation	67	215	2,664
Loss on sale of equipment	—	24	58
Gain on sale of discontinued segment	(7,095)	—	—
Gain on sale of net imaging assets	—	(341)	—
Non-cash interest income	—	(46)	—
Non-cash interest expense, putable warrants	—	—	581
Write-off of note receivable and accrued interest	—	—	1,106
Reserve for sublease liability	—	—	831
Changes in operating assets and liabilities, net of discontinued operations —
Accounts receivable	(3,847)	6,690	2,055
Inventories	3,855	2,864	270
Prepaid expenses and other current assets	(519)	41	18
Accounts payable	(559)	(2,013)	340
Accrued liabilities	(870)	(524)	(1,042)
Warranty reserve	100	(405)	(531)
Deferred revenue	472	789	1
Income taxes receivable and payable	2,396	(3,605)	1,209

Net cash flows from operating activities	(1,738)	(2,115)	719

Investing Activities:
Proceeds from sale of discontinued segment	11,287	—	—
Proceeds from sale of non-marketable securities to related party	3,000	—	—
Purchases of machinery and equipment	(565)	(672)	(280)

Net cash flows from investing activities	13,722	(672)	(280)

Financing Activities:
Proceeds from (repayments of) line of credit, net	(4,355)	1,537	(555)
Principal payments on term loan	(9,000)	—	—
Proceeds from issuance of preferred stock	—	865	—
Proceeds from stock option exercises	232	7	5
Repurchase of shares in connection with termination	—	—	(94)

Net cash flows from financing activities	(13,123)	2,409	(644)

Net change in cash and cash equivalents	$(1,139)	$(378)	$(205)
Cash and cash equivalents, beginning of year	1,940	801	423

Cash and cash equivalents, end of year	$801	$423	$218

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$1,789	$450	$389

Non-marketable securities received in connection with sale of net imaging assets	$—	$1,000	$—

Cash paid (refunds received) for income taxes	$150	$1,563	$(1,410)

Note receivable received as partial consideration for sale of discontinued segment	$1,000	$—	$—

The accompanying notes are an integral part of these consolidated statements.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

1.     Organization and Description of Business

      QIC Holding Corp., a California corporation, changed its name to Quinton Cardiology Systems, Inc. (“Quinton”) in February, 2002. Quinton and its subsidiaries are referred to herein as the Company. The Company develops, manufactures, markets and services a family of diagnostic cardiology systems used in the diagnosis, treatment, and rehabilitation of patients with heart disease.

      On June 5, 1998, an investor group led by WR Hambrecht+Co acquired the Company from American Home Products in a leveraged buyout (the “Acquisition”). The results of operations and the purchased costs of the acquired assets and liabilities are included in the Company’s consolidated financial statements since the Acquisition.

     Certain Significant Risks and Uncertainties

      The Company is subject to a number of risks and can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations and cash flows: failure to keep pace with changes in the marketplace; failure to develop and commercialize new versions of products or product lines; reduced demand for the Company’s stress test systems; lack of growth in demand or future acceptance for the Company’s products and services; risks associated with product liability and product defects or errors; intense competition with other companies with greater financial, technical and marketing resources; inadequate levels of reimbursement from governmental or other third-party payors for procedures using the Company’s products and systems; failure of the Company or its suppliers to obtain or maintain necessary FDA clearances or approvals for products; inability to secure additional adequate financing; failure to attract and retain key personnel; failure to protect intellectual property; risks associated with expanding international operations; failure to successfully integrate other businesses, products lines, assets or technologies acquired by the Company; inability to manage growth; and litigation or other claims against the Company. Further, the Company may require additional funds that may not be readily available or on terms that are acceptable to the Company. The Company believes it will have sufficient funds to enable it to continue as a going concern past the end of 2002. Management has contingency plans, which might include cost reductions and other necessary steps, that would enable the Company to continue to operate as a going concern should additional funds be necessary but unavailable.

2.     Summary of Significant Accounting Policies

     Basis of Presentation

      The financial statements present the Company on a consolidated basis. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation.

     Initial Public Offering and Pro Forma Amounts

      If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of 6,639,347 shares of common stock. The unaudited pro forma shareholders’ equity at December 31, 2001 is presented in the accompanying consolidated balance sheet.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Use of Estimates

      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. These estimates include assessing the collectability of accounts receivable, the saleability and recoverability of inventory, the adequacy of warranty reserves, the realizability of investments, the realization of deferred tax assets and useful lives of tangible and intangible assets, among others. The market for the Company’s products is characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future realizability of the Company’s assets. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

     Cash and Cash Equivalents

      For purposes of the statement of cash flows, highly liquid investments with a maturity at the date of purchase of three months or less are considered cash equivalents.

     Inventories

      Inventories are stated at the lower of cost, determined on a weighted-average basis, or market. Costs include materials, labor and overhead. The Company records inventory write-downs based on its estimate of excess and/or obsolete inventory. During the years ended December 31, 1999, 2000 and 2001, the Company recorded approximately $1,500,000, $900,000 and $825,000, respectively in such write-downs.

     Machinery and Equipment

      Machinery and equipment are stated at the estimated fair value for assets acquired through the Acquisition and at cost for new additions. Machinery and equipment is depreciated using the straight-line method over the estimated useful lives of the assets of two to 14 years. The costs for improvements are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or disposal, the cost and accumulated depreciation of machinery and equipment are reduced and any gain or loss is recorded.

     Long-Lived Assets And Patents

      The Company’s intangible asset balance is comprised of patents, purchased in the Acquisition, which are being amortized over five years. Long-lived assets and patents are reviewed for impairment whenever events such as product discontinuance, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. An impairment loss, equal to the difference between the assets’ fair value and the carrying amount, would be recognized if the estimated future undiscounted cash flows were less than the carrying amount.

     Concentrations

      The Company’s largest vendor accounted for 11%, 18% and 17% of the Company’s purchases for the years ended December 31, 1999, 2000 and 2001, respectively. Although products are available from

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other sources, this vendor’s inability to supply products in a timely manner or on terms acceptable to the Company could adversely affect the Company’s ability to meet customers’ demands.

     Income Taxes

      Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

     Revenue Recognition

      The Company’s revenue recognition policies are based on the requirements of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and to the extent revenues are allocated to software elements, AICPA Statement of Position 97-2, “Software Revenue Recognition.”

      Revenue from sales of systems is generally recognized when title transfers to the customer, typically upon shipment. The Company recognizes revenue on sales of systems made to distributors when the product is shipped to its distributors and all significant obligations of the Company have been satisfied. In making a determination of whether significant obligations have been met, the Company evaluates any installation or integration obligations to determine whether those obligations are inconsequential or perfunctory. In cases where the remaining installation or integration obligation is not determined to be inconsequential or perfunctory, the Company defers revenue until the installation and integration has been completed. Distributors do not have price protection or product return rights, except that the Company’s Canadian distributor has the right to return unsold product upon cancellation of the agreement. Revenue derived from equipment service contracts is deferred and recognized on a straight-line basis over the lives of the contracts. Revenue from billable service and repair activity is recognized when the service is provided. With respect to software revenue, the fair value of undelivered software is deferred and the residual fair value of delivered software is recognized. Revenue from software implementation services is recognized as the services are provided. The Company occasionally sells software and hardware upgrades. With respect to software upgrades, the fair value of undelivered software upgrades is deferred and recognized upon delivery of the specified upgrades. With respect to hardware upgrades, the Company recognize revenue when the hardware is shipped.

      The Company offers optional extended service contracts to customers. Service revenues are recognized over the term of the extended service contracts, which generally begin after the expiration of the original warranty period. For services performed, other than pursuant to warranty and extended service contract obligations, revenue is recognized when the service is performed and collection of the resulting receivable is probable.

      Freight charges billed to customers and included in revenue were $1,101,000, $935,000 and $1,236,000 in 1999, 2000 and 2001, respectively. The associated expense is classified within cost of sales in the accompanying consolidated statements of operations.

     Software Development Costs

      Under the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” capitalization of software development costs begins upon the establishment of technological feasibility

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross revenues, the estimated economic life of changes in software and hardware technology. Amounts capitalizable under this statement, after consideration of the above factors, were immaterial and, therefore, no software development costs have been capitalized.

     Export Sales

      Export sales consist of sales to customers in foreign countries. For the years ended December 31, 1999, 2000 and 2001, export sales were 13%, 11% and 8%, respectively, of total revenues. Export sales are denominated in U.S. dollars. Accordingly, the Company has not incurred any foreign currency transaction or translation gains or losses.

     Advertising Costs

      The cost of advertising is expensed as incurred. During the years ended December 31, 1999, 2000 and 2001, the Company incurred advertising expenses of $393,000, $208,000 and $110,000, respectively.

     Warranty

      The Company provides warranty service covering the systems it sells. Estimates of future costs of providing warranty service, which relate principally to the hardware components of the systems, are reserved for when the systems are sold.

     Research and Development Costs

      Research and development costs are expensed as incurred.

     Financial Instruments And Concentrations Of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. Financial instruments that are short-term and/or that have little or no market risk are estimated to have a fair value equal to book value. The assets and liabilities listed above would fall under this category.

      The Company performs initial and ongoing evaluations of its customers’ financial position, and generally extends credit on open account. The Company maintains allowances for estimated credit losses.

     Accounting for Stock-Based Compensation

      The Company has elected to apply the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” In accordance with the provisions of SFAS 123, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”).

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Net Income (Loss) Per Share

      In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock that the Company has the right to repurchase is not included in the calculation of outstanding shares. Dilutive earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares of common stock issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method); common equivalent shares are excluded from the calculation if their effect is antidilutive.

      Pro forma net loss per share (unaudited) is calculated using the weighted average number of common shares outstanding including the pro forma effects of the automatic conversion of all outstanding convertible preferred stock into shares of common stock effective upon closing of the Company’s initial public offering as if such conversion had occurred at the original date of issuance.

      The following table sets forth the computation of basic and diluted weighted average common shares outstanding for the periods ended December 31:

	1999	2000	2001

Shares (denominator basic and diluted):
Weighted average common shares outstanding	630,010	1,081,053	718,817
Less: weighted average shares subject to repurchase agreements	(339,746)	(578,988)	(89,170)

Denominator for basic and diluted calculation	290,264	502,065	629,647

Weighted average effect of pro forma conversion of securities:
Denominator for basic and diluted calculation			629,647
Series A convertible preferred stock			6,246,168
Series B convertible preferred stock			393,179

Denominator for pro forma basic and diluted loss per share (unaudited)			7,268,994

      For the years ended December 31, 1999, 2000 and 2001, 7,344,037, 8,370,147 and 7,965,245, respectively, shares of common stock subject to repurchase, stock options, warrants and common stock issuable upon conversion of outstanding preferred stock were excluded from the computation of diluted loss per share, as their impact was antidilutive. If the Company had reported net income, the calculation of earnings per share would have included the dilutive effect of these common stock equivalents using the treasury stock and if converted methods. The pro forma diluted loss per share for the year ended December 31, 2001 excluded 1,325,898 common stock equivalents.

     Segment Reporting

      The Company has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” SFAS 131 requires companies to disclose certain information about reportable segments. Based on the criteria within SFAS 131, the Company has determined that it currently has one reportable segment, diagnostic cardiology systems and related services.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes revenues, which are attributed based on the geographic location of the customers, for the years ended December 31,

	1999	2000	2001

Domestic	$61,236	$45,133	$39,624
Canada	2,255	1,500	851
Other International	6,427	4,101	2,399

Total	$69,918	$50,734	$42,874

     Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” (effective July 1, 2001) and SFAS No. 142, “Goodwill and Other Intangible Assets” (effective for the Company on January 1, 2002). SFAS 141 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. SFAS 142 specifies that goodwill and some intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The Company is in the process of evaluating the financial statement impact of adoption of SFAS 142. However, since the Company’s intangible assets are limited to patents with a net book value of $173,000 as of December 31, 2001, and are amortized over 5 years, the impact of this statement is not expected to have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for the Company’s 2003 fiscal year, and early adoption is permitted. The adoption of SFAS 143 is not expected to have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS 144 is effective for the Company’s 2002 fiscal year, and early adoption is permitted. The adoption of SFAS 144 is not expected to have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

3.     Discontinued Operations

      In December 1999, the Company completed the sale of the net assets of Quinton Fitness, Inc. (“the Fitness subsidiary”) to StairMaster Sports/ Medical Products, Inc. (“StairMaster”). The Company received cash proceeds of approximately $11,287,000, $3,000,000 of equity representing a 10.5% interest in StairMaster, and a $1,000,000 promissory note (“the StairMaster Note”). The Company sold its equity in StairMaster to W.R. Hambrecht/StairMaster, LLC on December 17, 1999. The StairMaster Note is subordinate to StairMaster’s other debts, accrues interest at 12% per annum and provides for payment of principal on the later of thirty days after maturity of StairMaster’s other acquisition debt or March 2006. Interest is payable semi-annually. The StairMaster Note was included in other assets in the Company’s consolidated balance sheet as of December 31, 2000.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The net income of these operations prior to December 31, 1999 are included in the consolidated statements of operations under “Discontinued Operations.” Revenues of the Fitness subsidiary prior to the sale of its net assets were approximately $19,350,000 for the year ended December 31, 1999.

      In 2001, in connection with a bankruptcy declaration, the assets of StairMaster were acquired by an unrelated third party. As a result of StairMaster’s bankruptcy and subsequent acquisition of its assets, the Company recognized a loss related to the Stairmaster Note and $106,000 of related accrued interest. Also, in 2001 the Company recognized a $831,000 loss, resulting from a contingency that existed at the date of the sale to StairMaster, related to a sublease agreement between the Company and StairMaster (See Note 15, Related Party Transactions). The sublease agreement originally extended through 2003, but was amended to expire at December 31, 2002 as a result of the bankruptcy proceedings. This amount was recorded within discontinued operations for the year ended December 31, 2001.

4.     Sale of Net Imaging Assets

      In September 2000, the Company completed the sale of substantially all of its net imaging assets to ScImage, Inc. (“ScImage”). The Company received shares of ScImage, a private company, with an estimated value of $1,000,000. ScImage received imaging inventory with a net recorded cost of $659,000 from the Company and assumed certain of the Company’s warranty and installation obligations. Additionally, the Company’s obligation to pay ScImage fees of $250,000 per quarter to manufacture products under a licensing agreement terminated concurrently with the completion of this transaction. The Company retains the right to sell certain ScImage products, and receives commissions from ScImage on such sales. The Company recognized a gain of approximately $341,000 in connection with this transaction for the year ended December 31, 2000.

5.     Restructuring Charges

      The Company recorded restructuring costs of $645,000 for severance costs associated with a reduction of workforce that occurred in October 2000. Management approved the plan, communicated the plan to employees, specifically identified employees to be terminated and completed the plan of termination in 2000. The restructuring resulted in termination of 37 domestic employees in the manufacturing, engineering, sales and marketing, finance and administration, technical service and procurement departments and three foreign employees in the sales department.

      Restructuring costs are summarized as follows (amounts in thousands):

	Total	Non-Cash	Cash	Liabilities at
	Charges	Charges	Payments	Year End

2000	$645	$—	$216	$429
2001	$—	$—	$315	$114

      Although the Company’s restructuring plan was executed by the end of 2000, payments of severance costs to foreign employees continue through first quarter of 2002.

6.     Inventories

      Inventories are comprised of the following as of December 31 (amounts in thousands):

	2000	2001

Raw materials	$3,745	$2,037
Work in progress	337	574
Finished goods	2,762	3,550

Total inventories	$6,844	$6,161

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Machinery and Equipment

      Machinery and equipment includes the following as of December 31 (amounts in thousands):

	Depreciable
	Lives	2000	2001

Equipment	(2-14 years)	$5,135	$5,141
Furniture and fixtures	(3-13 years)	609	612
Leasehold improvements	(2-6 years)	657	804
Less: Accumulated depreciation		(2,432)	(3,392)

Net machinery and equipment		$3,969	$3,165

      During the years ended December 31, 1999, 2000 and 2001, the Company recorded depreciation expense of $1,120,000, $1,074,000 and $1,026,000, respectively.

8.     Accrued Liabilities

      Accrued liabilities are comprised of the following as of December 31 (amounts in thousands):

	2000	2001

Accrued compensation and benefits	$1,588	$1,124
Accrued sales tax	305	237
Restructuring liability	429	114
Other accrued liabilities	1,268	1,073

Total accrued liabilities	$3,590	$2,548

9.     Borrowings

      In connection with the Acquisition, the Company borrowed $20,000,000 under a term loan agreement. On December 22, 1998, the Company converted $11,000,000 of the term loan to a line of credit. The line of credit and the term loan (collectively “the Loan”) are subject to the terms and conditions of the original loan agreement. The term loan was repaid in connection with the sale of the discontinued segment.

      Borrowings under the line of credit are currently limited to the lesser of $7,500,000 or an amount based on eligible accounts receivable and eligible inventories. Substantially all of the Company’s assets are collateral for the line of credit. This line of credit carries an interest rate of the bank’s prime rate plus 2.0% (which amounted to 6.75% at December 31, 2001). The current line of credit expires on June 5, 2002. Management expects to renegotiate the line of credit on similar terms before expiration. As of December 31, 2001, the Company had capacity to borrow an additional $655,000 based on eligible accounts receivable and eligible inventory.

      As of December 31, 2001, the Company was not in compliance with its only financial covenant related to this line of credit, which requires its tangible net worth to exceed $2,000,000. However, the Company has received a waiver from the lender through the expiration date.

     Putable Warrants

      In connection with the Loan in 1998, the Company issued warrants to purchase 123,536 shares of Series A convertible preferred stock with an exercise price of $0.01 per share which were immediately exercisable. At the holders’ option, the Company is required to make a cash payment to the holder

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equal to the fair market value of the shares issuable upon conversion of the warrants. Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the Company has recorded this obligation at its fair value in the accompanying balance sheet as a liability. The liability is marked to fair value at each reporting date with the fair value representing the amount of cash payments the Company would be required to make to the holder. The cash payment would be equal to the then current fair value of the Company’s securities issuable on exercise of the warrants, net of the exercise price that the holder would have been required to pay. The fair value of the Company’s securities issuable upon exercise of the warrants is based on management’s estimate, which considers available evidence including amounts received upon cash sales of the Company’s securities and other subjective measures including the Company’s operating performance, important Company achievements and milestones, the availability of capital and, for periods where available, a preliminary valuation provided by the Company’s investment bankers related to the Company’s pending initial public offering. The change in fair value is recorded in the consolidated statements of operations as non-cash interest expense, putable warrants. The Company has changed its method of accounting for these warrants based on public company reporting requirements. Previously, the Company had followed the elective private company accounting outlined in EITF 88-9, “Put Warrants.” The Company has also restated its historical financial statements as allowed by Accounting Principles Board Opinion No. 20, “Accounting Changes,” for initial public offerings of stock. The impact of this change in accounting method was immaterial to the historical results of operations of the Company.

10.     Income Taxes

      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, “Accounting for Income Taxes.” A valuation allowance has been recorded for the net balance of the deferred tax assets as a result of uncertainties regarding realization of the asset including the lack of operating profitability to date and the uncertainty over future operating profitability. The valuation allowance increased in 1999, 2000, and 2001 by $194,000, $2,023,000 and $3,136,000, respectively. Deferred tax assets (liabilities) are comprised of the following as of December 31, 2001 and 2000 (amounts in thousands):

	2000	2001

Deferred tax assets:
Net operating loss carry forward	$—	$2,541
Stock-based compensation	96	1,002
Sublease liability	—	283
Putable warrants	42	240
Research and experimentation credits	1,356	1,738
Inventory basis difference	2,192	1,304
Warranty reserve	536	431
Other	259	123

Gross deferred tax assets	4,481	7,662
Deferred tax liabilities
Depreciation	(189)	(234)

Net deferred tax assets	4,292	7,428
Deferred tax assets valuation allowance	(4,292)	(7,428)

Net deferred tax asset	$—	$—

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001, the Company had net operating loss carryforwards of approximately $7,500,000 related to U.S. federal and state jurisdictions. Utilization of net operating loss and research and experimentation credit carryforwards are subject to certain limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. These carryforwards expire in 2022.

      The benefit from (provision for) income taxes attributable to continuing operations are as follows (amounts in thousands):

	Year Ended December 31,

	1999	2000	2001

Current
Federal	$—	$2,136	$228
State	(27)	(48)	(23)

Total benefit (provision)	$(27)	$2,088	$205

      Reconciliation of the United States statutory rate to the effective tax rates attributable to continuing operations follows:

	Year Ended December 31,

	1999	2000	2001

Federal income tax benefit at U.S. statutory rates	34.0%	34.0%	34.0%
Alternative minimum tax	—	13.0	—
Non-deductible expenses	(24.9)	(1.3)	11.6
State income taxes, net of federal benefit	(0.9)	(0.4)	(0.2)
Increase in deferred tax valuation allowance	(9.5)	(22.3)	(42.6)

Benefit (provision) for income taxes	(1.3)%	23.0%	2.8%

11.     Commitments and Contingencies

     Lease Commitments

      The Company leases its office, production and warehouse facilities under an operating lease. This non-cancelable lease agreement expires on December 31, 2003, but the Company is able to enter into two successive renewal terms of two years each. Future minimum lease payments under non-cancelable leases totaled $3,046,000 at December 31, 2001, payable as follows (amounts in thousands):

2002	$1,566
2003	1,480

      Net rental expense, including common area maintenance costs, during 1999, 2000 and 2001 was approximately $2,651,000, $1,727,000 and $1,628,000, respectively. For the years ended December 31, 2000 and 2001, the Company received rent of approximately $742,000 and $805,000, respectively, including common area maintenance costs, from the first and second year of what was to be a four-year, non-cancelable facility sublease (see Note 3). The sublease payments were recorded as reductions of monthly rent expense.

      The Company is committed under a licensing agreement with a vendor to pay a license fee for each copy of the vendor’s software incorporated into the Company’s products, and to purchase a minimum number of licenses each year. The minimum annual commitment is $600,000 and the agreement term is five years, with an automatic annual renewal.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Legal Matters

      In July 1998, the Company signed an Original Equipment Manufacturer and Distributor Agreement with Zymed, Incorporated (“Zymed”), a related party (see Note 15). This agreement provides for the purchase of certain Holter monitoring items, and appointed the Company exclusive distributor of such products in the United States and Canada for a period of five years. In the third quarter of 2000 the Company received a notice of termination of this agreement from Zymed, Incorporated based on the alleged inability of the parties to agree on pricing and volume requirements as set forth in the agreement. This notice termination provided for a 180 day notice period that expired in February 2001.

      The Company has disputed this notice of termination, and has filed suit in the State of Washington principally citing a claim for breach of contract. The Company is seeking monetary damages and other remedies available under the law. The products supplied under this agreement represented a significant portion of the Company’s revenues, approximately 12.0% in 2000 and 3.0% in 2001, and failure to resolve this dispute beneficially may have a material impact on the results of operations of the Company. The Company has made a significant effort to mitigate the impact of this termination. The Company has incurred, and may continue to incur, significant legal expenses related to the litigation of this dispute, which may or may not be recoverable.

      The two members of the Board of Directors appointed by Zymed, Incorporated and Agilent Technologies, Inc. (“Agilent”), Zymed’s former parent, resigned (see Note 15) before the notice of termination was received.

      The Company is a defendant in various other legal matters arising in the normal course of business. In the opinion of management, the ultimate resolution of these other matters is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

12.     Shareholders’ Equity

     Convertible Preferred Stock

      The Company is authorized to issue a total of 50,000,000 shares of preferred stock. The Board of Directors has designated 12,454,545 and 6,000,000 shares of preferred stock as Series A convertible preferred stock and Series B convertible preferred stock, respectively.

      During the year ended December 31, 2000, the Company issued 865,000 shares of Series B convertible preferred stock in connection with a limited offering of shares to executive officers of the Company. Total proceeds in connection with the issuance of these shares were $865,000.

      The Series A and Series B convertible preferred shareholders are entitled to receive dividends at a rate of $0.08 per share per annum. These dividends are payable only if and when declared by the Board of Directors and are non-cumulative. Holders of Series A and Series B convertible preferred stock have a conversion right which allows, at the option of the holder, the conversion into shares of common stock at a conversion rate initially equal to one share of common stock for each share of preferred stock. The conversion ratio is adjusted to increase the number of common shares the holder is entitled to receive on conversion whenever the Company issues or is deemed to issue shares of common stock for consideration per share less than the conversion price of the preferred stock. Each share of Series A and Series B convertible preferred stock will automatically convert into shares of common stock immediately upon an initial public offering of at least $10,000,000 at a price of at least $2.00 per share. Holders of Series A and Series B convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the Series A and Series B convertible preferred stock could be converted on the record date of the vote. The Board of Directors is authorized to

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock.

      A beneficial conversion feature would exist if the conversion price for the Series A and Series B preferred stock was less than the fair value of the Company’s common stock at the commitment date. The Company determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on its results of operations associated with the Series A or Series B preferred stock.

     Common Stock

      The Company is authorized to issue a total of 100,000,000 shares of common stock.

      During 1999, 2000 and 2001, the Company issued 1,066,360, 26,667 and 10,403 shares of common stock, respectively, in connection with stock option exercises and stock grants for total proceeds of $232,000, $7,000 and $5,000, respectively.

      In February of 2002, the Board of Directors authorized the Company to proceed with an initial public offering of its common stock. If the offering is consummated as currently expected, all of the outstanding shares of convertible preferred stock will automatically convert into common stock. The unaudited pro forma shareholders’ equity at December 31, 2001, reflects the anticipated conversion of all outstanding shares of Series A and Series B preferred stock into 6,639,347 shares of common stock upon completion of the offering.

      In February 2001, the Company exercised its option to repurchase 426,200 shares of unvested common shares from its former President and Chief Executive Officer for $93,764, the total purchase price paid by the former employee for the unvested shares.

      The following shares of common stock have been reserved for issuance as of December 31, 2001:

Outstanding stock options	1,242,730
Stock options available for future grant	224,389
Conversion of convertible preferred stock:
Series A	6,246,168
Series B	393,179
Warrants to purchase preferred stock	63,092

Total common shares reserved for future issuance	8,169,558

13.     Stock Option Plan

      In October 1998, the Company adopted the 1998 Equity Incentive Plan (“the 1998 Plan”). At December 31, 2001, the number of shares of common stock reserved for issuance under the 1998 Plan was 1,853,045. Additionally, a total of 717,519 options to purchase common stock or stock grants have been made outside of the 1998 Plan. Shares of common stock are reserved for issuance through the granting of stock awards, including stock options, stock bonuses and rights to acquire restricted stock, to the Company’s employees, directors and consultants under the 1998 Plan.

      Options generally vest ratably over a three and a half year period. The term of the options is for a period of ten years or less. Options generally expire 90 days after termination of employment. If participants exercise unvested options, the Company has the right to repurchase the unvested shares at the original option exercise price in the event of termination of employment. At December 31, 2000

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2001, 497,234 and 20,076 shares, respectively, of unvested common stock were subject to repurchase by the Company according to these repurchase rights.

      The following table summarizes information about option transactions:

		Weighted-
		Average
		Exercise
	Options	Price

Balance, December 31, 1998	1,084,072	$0.22
Granted	700,197	0.29
Exercised	(1,052,774)	0.22
Canceled	(332,930)	0.22

Balance, December 31, 1999	398,565	0.31
Granted	846,619	2.20
Exercised	(26,667)	0.26
Canceled	(48,043)	0.66

Balance, December 31, 2000	1,170,474	1.67
Granted	121,438	2.53
Exercised	(10,403)	0.53
Canceled	(38,779)	1.08

Balance, December 31, 2001	1,242,730	$1.78

      The following information is provided for options outstanding and exercisable at December 31, 2001:

	Outstanding		Exercisable
					Weighted-
		Weighted-		Weighted-	Average
		Average		Average	Remaining
Range of	Number of	Exercise	Number of	Exercise	Contractual
Exercise Prices	Options	Price	Options	Price	Life

$0.22	266,189	$0.22	264,507	$0.22	6.8 years
$0.88 - $1.87	34,085	$1.14	24,889	$1.12	7.6 years
$2.20	906,969	$2.20	653,766	$2.20	8.8 years
$3.30	35,487	$3.30	—	$—	10.0 years

$0.22 - $3.30	1,242,730	$1.78	943,162	$1.63	8.4 years

      Under APB 25, no compensation expense is recognized for options awarded to employees if the exercise price of the option equals the fair value of the underlying stock on the grant date. Deferred stock-based compensation is recorded when the exercise price of an option or the sales price of the restricted stock is lower than the fair value of the underlying common stock on the date of grant. The Company is amortizing the deferred stock-based compensation over the vesting period of the underlying options, which is typically three and a half years. Amortization of deferred stock-based compensation to employees was approximately $67,000, $75,000 and $42,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Compensation expense is decreased in the period of forfeiture by any recognized but unvested compensation upon the early termination of an option holder’s services. For the year ended December 31, 2000, deferred compensation has been reduced by approximately $80,000, related to the forfeiture of certain rights under unvested stock options.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Had compensation cost for the Plan been determined based on the fair value of the options at the grant dates during 1999, 2000 and 2001, consistent with the provisions of SFAS 123, the Company’s reported net income and loss would have been the pro forma amounts indicated below (amounts in thousands except per share amounts):

	1999	2000	2001

Net (loss) income — as reported	$3,102	$(7,000)	$(7,989)
Net (loss) income — pro forma	$3,087	$(7,085)	$(8,100)
Net (loss) income per share — as reported	$10.69	$(13.94)	$(12.69)
Net (loss) income per share — pro forma	$10.64	$(14.11)	$(12.86)

      The fair value of each employee option grant is established on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during 1999, 2000 and 2001: zero dividend yield; risk-free interest rate of 6.0%, 6.0% and 5.0%, respectively volatility of zero; and expected lives of five years in all periods. The weighted-average fair value of options granted 1999, 2000 and 2001 was $0.24, $0.57 and $3.30, respectively.

      During the year ended December 31, 2000, the Company granted 391,363 stock options to the Company’s non-employee Chief Executive Officer. The options vest over a three and a half year period. The original terms require that the individual continue the current consulting relationship with the Company in order to continue vesting. These options are accounted for in accordance with the provisions of SFAS 123 and EITF 96-18. Accordingly, using the Black-Scholes option pricing model and assuming a term of 10 years, a risk-free interest rate of 5.2% and expected volatility of 70.0%, the options are marked to fair value at each reporting period through charges to stock-based compensation in the statement of operations. Effective December 31, 2001, the individual became an employee of the Company. Additionally, on that date the individual’s remaining unvested options were accelerated and became fully vested. Approximately, $140,000 and $2,622,000, respectively was recognized in stock-based compensation expense related to these options for the years ended December 31, 2000 and 2001.

      In February 2002, the Board of Directors and the Company’s shareholders adopted a 2002 Stock Incentive Plan (the “2002 Plan”) which will become effective upon completion of the Company’s anticipated public stock offering.

      The Company has also adopted a stock option grant program for nonemployee directors which will be administered under the terms and conditions of the 2002 Plan which will become effective upon completion of the Company’s anticipated public stock offering.

      In addition, the Company adopted a 2002 Employee Stock Purchase Plan (“ESPP”) in February 2002. The ESPP will be implemented upon the effectiveness of the Company’s anticipated public stock offering, and will permit eligible employees to purchase common stock through payroll deductions.

14.     Employee Benefit Plan

      The Quinton Instrument Company 401(k) Plan and Trust (the “401(k) Plan”) was established in August 1998. The 401(k) Plan covers all employees of the Company who are at least 21 years of age. The 401(k) Plan includes a provision for an employee deferral of up to 16% of compensation and a discretionary employer match determined by the Board. The Company made matching contributions of approximately $637,000, $458,000 and $288,000 for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2000 and 2001, the Company had accrued $61,000 and $57,000 for matching plan contributions, respectively.

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Related Party Transactions

      The Company’s transactions with related parties included in the consolidated financial statements are as follows:

     WR Hambrecht+Co

      WR Hambrecht+Co is a member of W.R. Hambrecht/QIC, LLC, which owns 81% of the Series A convertible preferred stock. During the year ended December 31, 1999, the Company paid $510,000 in transaction advisory fees and related expenses to WR Hambrecht+Co, and sold its equity interest in StairMaster to W.R. Hambrecht/StairMaster, LLC for $3,000,000.

      Two of our directors, John D. Delafield and William R. Hambrecht, are executives of WR Hambrecht+Co.

      Following the purchase of StairMaster equity by W.R. Hambrecht/StairMaster, LLC, WR Hambrecht+Co beneficially held more than five percent of the outstanding shares of StairMaster. During the years ended December 31, 2000, and December 31, 2001, the Company paid StairMaster $2,551,000 and $2,610,000, respectively, for treadmills and related components that StairMaster supplied to the Company.

     Agilent

      The Company has a royalty agreement with Agilent, a former owner of 19.0% of the Series A convertible preferred stock. Agilent sold these shares to Philips Electronics North America Corporation in August 2001. For the years ended December 31, 1999, 2000 and 2001, the Company paid approximately $20,000, $8,000 and $5,000, respectively, in royalties related to this agreement.

      During 1999, certain Agilent distributors sold a number of the Company’s products. For the year ended December 31, 1999, these sales totaled approximately $600,000, and the Company paid commissions related to these sales totaling approximately $97,000. At December 31, 1999, approximately $20,000 was owed to Agilent distributors related to these commissions. For the year ended December 31, 2000 and 2001, no sales were made by, and no commissions were paid to, these distributors beyond the amount owed at December 31, 1999.

     Zymed

      Zymed, Incorporated is a member of W.R. Hambrecht/ QIC, LLC. During the year ended December 31, 2000, Agilent acquired Zymed. The Company entered into a software development and license agreement with Zymed during 1998. The agreement requires the Company to pay royalties to Zymed related to a non-exclusive software package license. For the year ended December 31, 1999, Company paid royalties of $23,000 related to this agreement. At December 31, 2000 and 2001, the Company had a prepaid royalty balance of $35,000 and $11,000, respectively, related to this agreement.

      For the years ended December 31, 1999, 2000 and 2001, the Company purchased approximately $3,021,000, $4,390,000 and $1,079,000, respectively, of inventory from Zymed. At December 31, 2000 and 2001, the Company owed Zymed approximately $804,000 and $0, respectively, related to the inventory purchases.

     ScImage

      The Company owns an investment in ScImage, representing a 3% ownership interest, a privately held company, which is accounted for using the cost method. The Company earns commissions from

QUINTON CARDIOLOGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the sale of ScImage’s products. For the years ended December 31, 2000 and 2001, the Company recorded commissions from ScImage of $60,000 and $77,000, respectively.

16.     Valuation and Qualifying Accounts

     Allowance for Doubtful Accounts (amounts in thousands):

		Expenses		Balance—
	Beginning	and		End of
	of Period	Adjustments	Write-offs	Period

Year Ended December 31, 1999	$509	$474	$144	$839

Year Ended December 31, 2000	$839	$(40)	$125	$674

Year Ended December 30, 2001	$674	$120	$409	$385

     Sublease Liability (amounts in thousands):

		Expenses		Balance—
	Beginning	and		End of
	of Period	Adjustments	Adjustments	Period

Year Ended December 31, 2001	$—	$831	$—	$831

17.     Reverse Stock Split

      Effective March 29, 2002, the Company’s Board of Directors approved a 1 to 2.2 reverse stock split of the Company’s common stock. All common shares and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect the reverse stock split.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2002 (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

3,500,000 Shares

Quinton Cardiology

Systems, Inc.

Common Stock

Adams, Harkness & Hill, Inc.

WR Hambrecht+Co

Delafield Hambrecht, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The table below lists the fees and expenses, other than underwriting discounts and commissions, which the registrant will pay in connection with the offering described in this registration statement. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount

Securities and Exchange Commission registration fee	$5,555
NASD filing fee	6,538
Nasdaq National Market listing fee	100,000
Legal fees and expenses	650,000
Accounting fees and expenses	300,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees	15,000
Blue Sky fees and expenses	5,000
Miscellaneous expenses	100,000

Total	$1,432,093

Item 14.     Indemnification of Directors and Officers.

      Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our amended and restated articles of incorporation reduce the liability of a director to us or our shareholders for monetary damages to the fullest extent permissible under California law, and authorize us to indemnify our officers and directors (and other agents) to the maximum extent permitted under California law. Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the California Corporations Code.

      The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its directors and executive officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Item 15.     Recent Sales of Unregistered Securities.

      Since January 1, 1999, the registrant has issued and sold the following unregistered securities:

      Between August 2000 and November 2000, the registrant issued an aggregate of 865,000 shares of Series B convertible preferred stock to six directors and executive officers of the registrant for consideration of $1.00 per share. The sale and issuance of these securities were exempt from registration under the Securities Act pursuant to Section 4(2). The recipients represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transaction. No underwriter was used in connection with these sales or issuances.

      From January 1, 1999 through December 31, 2001, the registrant granted stock options to purchase 1,260,593 shares of common stock, with exercise prices ranging from $0.22 to $3.30 per share, under the registrant’s 1998 Amended and Restated Equity Incentive Plan. Of these, options for 280,464 shares have been canceled without being exercised, options for 3,549 shares have been exercised and options for 976,541 shares remain outstanding. The sale and issuance of these securities were exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or pursuant to Section 4(2) thereof, on the basis that the transaction did not involve a public offering.

      In 1999, the registrant granted two of its executive officers options to purchase an aggregate of 407,669 shares of common stock at an exercise price of $0.22 per share. These grants were made outside of the 1998 Amended and Restated Equity Incentive Plan but are subject to the terms and conditions of that plan. 194,569 shares of common stock have been issued on exercise of these options and remain outstanding, of which 18,531 shares remain subject to a lapsing right of repurchase by the registrant in the event the holder’s service relationship with the company is terminated, and 213,100 were issued on exercise and subsequently repurchased by the registrant pursuant to a separation agreement. The sale and issuance of these securities were exempt from registration under the Securities Act pursuant to Rule 4(2) thereof on the basis that the transaction did not involve a public offering.

      On June 9, 1999, the registrant issued 13,636 shares of common stock to an executive officer of the registrant pursuant to the terms of a severance agreement. The issuance of these securities was exempt from registration under the Securities Act pursuant to Section 4(2) thereof, on the basis that the transaction did not involve a public offering.

      All outstanding shares of our preferred stock are convertible, at their respective conversion ratios, at any time into shares of our common stock. In addition, all outstanding shares of our preferred stock will be converted automatically, at their respective conversion ratios, into shares of our common stock immediately prior to the completion of this offering.

Item 16.     Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.	Description

1.1†	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Articles of Incorporation of registrant.
3.2	Form of Amended and Restated Bylaws of registrant.
4.1†	Specimen Company Stock Certificate.
5.1†	Opinion of Perkins Coie LLP.
10.1†	1998 Amended and Restated Equity Incentive Plan.
10.2†	2002 Stock Incentive Plan.
10.3†	2002 Employee Stock Purchase Plan.
10.4†	Stock Option Grant Program for Nonemployee Directors.
10.5†	2001 Management Incentive Plan.
10.6†	Form of Indemnification Agreement.
10.7†	Lease between Quinton Inc. and AHP Subsidiary Holding Corporation regarding premises at Bothell, Washington dated June 1, 1998, as amended.
10.8†	First Amendment to Lease between Quinton, Inc. and AHP Subsidiary Holding Corporation dated August 31, 1998.
10.9†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated August 1, 2000.

Exhibit
No.	Description

10.10†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated October 17, 2000.
10.11†**	Addendum No. 1 to the OEM Agreement between Mortara Instrument, Inc. and Quinton Inc., dated August 1, 2001.
10.12†**	Supply and Distributor Agreement between Quinton Inc. and StairMaster Sports/ Medical Products, Inc. dated December 1999.
10.13†	Shareholders Agreement among W.R. Hambrecht/ QIC, LLC, Philips Electronics North America Corporation, and W.R. Hambrecht/ QIC Management, LLC dated as of August 1, 2001.
10.14†	Investors’ Rights Agreement among registrant, W.R. Hambrecht/ QIC, LLC, and Hewlett-Packard Company dated May 27, 1998.
10.15†	Loan and Security Agreement between Quinton Inc. and Silicon Valley Bank dated June 5, 1998.
10.16†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated November 19, 2001.
10.17†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated May 4, 2001.
10.18†	Continuing Guaranty between Quinton Inc. and Silicon Valley Bank dated June 5, 1998.
10.19†	Security Agreement between registrant and Silicon Valley Bank dated June 5, 1998.
10.20†	Asset Purchase Agreement among StairMaster Sports/Medical Products, Inc., Quinton Inc. and Quinton Fitness, Inc. dated November 10, 1999.
10.21†	2002 Management Incentive Plan.
10.22†	Separation Letter Agreement between Quinton Inc. and Mark R. Tauscher dated June 7, 1999.
10.23†	Separation Letter Agreement between Quinton Inc. and Michael F. Blomeyer dated October 30, 2000.
10.24†	Limited Waiver and Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated February 15, 2002.
10.25†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated October 1, 2001.
10.26†	Financial Advisor Services Letter Agreement between Quinton Inc. and WR Hambrecht+Co dated July 20, 1999.
10.27†	Assignment Agreement between Quinton Fitness, Inc. and W.R. Hambrecht/StairMaster, LLC dated December 30, 1999.
10.28†	Software Development and License Agreement between Quinton Inc., American Home Products Corporation and Hewlett-Packard Company dated February 10, 1995.
10.29†	Software Development and License Agreement between Quinton Inc. and Zymed Incorporated dated January 27, 1998.
10.30†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated May 31, 2000.
23.1	Consent of Arthur Andersen LLP, independent public accountants.
23.2†	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit No. 5.1).
24.1†	Power of Attorney (contained on signature page).
99.1	Letter to the SEC dated March 29, 2002, regarding the assurances from Arthur Andersen LLP.

†	Previously filed.

**	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules

      All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of registrant or the related notes thereto.

Item 17.     Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 25, 2002.

QUINTON CARDIOLOGY SYSTEMS, INC.

BY:	/s/ JOHN R. HINSON

JOHN R. HINSON
Its President

      Pursuant to the requirements of the Securities Act, this amendment no. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature		Title	Date

/s/ RUEDIGER NAUMANN-ETIENNE* Ruediger Naumann-Etienne		Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 25, 2002

/s/ JOHN R. HINSON* John R. Hinson		President, Chief Operating Officer, Secretary and Director	April 25, 2002

/s/ TIMOTHY J. WAY* Timothy J. Way		Director of Finance and Administration (Principal Finance and Accounting Officer)	April 25, 2002

/s/ WILLIAM R. HAMBRECHT* William R. Hambrecht		Director	April 25, 2002

/s/ JOHN D. DELAFIELD* John D. Delafield		Director	April 25, 2002

*By:	/s/ JOHN R. HINSON John R. Hinson Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1†	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Articles of Incorporation of registrant.
3.2	Form of Amended and Restated Bylaws of registrant.
4.1†	Specimen Company Stock Certificate.
5.1†	Opinion of Perkins Coie LLP.
10.1†	1998 Amended and Restated Equity Incentive Plan.
10.2†	2002 Stock Incentive Plan.
10.3†	2002 Employee Stock Purchase Plan.
10.4†	Stock Option Grant Program for Nonemployee Directors
10.5†	2001 Management Incentive Plan.
10.6†	Form of Indemnification Agreement
10.7†	Lease between Quinton Inc. and AHP Subsidiary Holding Corporation regarding premises at Bothell, Washington dated June 1, 1998, as amended.
10.8†	First Amendment to Lease between Quinton, Inc. and AHP Subsidiary Holding Corporation dated August 31, 1998.
10.9†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated August 1, 2000.
10.10†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated October 17, 2000.
10.11†**	Addendum No. 1 to the OEM Agreement between Mortara Instrument, Inc. and Quinton Inc., dated August 1, 2001.
10.12†**	Supply and Distributor Agreement between Quinton Inc. and StairMaster Sports/ Medical Products, Inc. dated December 1999.
10.13†	Shareholders Agreement among W.R. Hambrecht/ QIC, LLC, Philips Electronics North America Corporation, and W.R. Hambrecht/ QIC Management, LLC dated as of August 1, 2001.
10.14†	Investors’ Rights Agreement among registrant, W.R. Hambrecht/ QIC, LLC, and Hewlett-Packard Company dated May 27, 1998.
10.15†	Loan and Security Agreement between Quinton Inc. and Silicon Valley Bank dated June 5, 1998.
10.16†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated November 19, 2001.
10.17†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated May 4, 2001.
10.18†	Continuing Guaranty between Quinton Inc. and Silicon Valley Bank dated June 5, 1998.
10.19†	Security Agreement between registrant and Silicon Valley Bank dated June 5, 1998.
10.20†	Asset Purchase Agreement among StairMaster Sports/Medical Products, Inc., Quinton, Inc. and Quinton Fitness, Inc. dated November 10, 1999.
10.21†	2002 Management Incentive Plan.
10.22†	Separation Letter Agreement between Quinton Inc. and Mark R. Tauscher dated June 7, 1999.
10.23†	Separation Letter Agreement between Quinton Inc. and Michael F. Blomeyer.
10.24†	Limited Waiver and Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank.
10.25†**	OEM Agreement between Quinton Inc. and Mortara Instrument, Inc. dated October 1, 2001.
10.26†	Financial Advisor Services Letter Agreement between Quinton Inc. and WR Hambrecht+Co dated July 20, 1999.
10.27†	Assignment Agreement between Quinton Fitness, Inc. and W.R. Hambrecht/StairMaster, LLC dated December 30, 1999.
10.28†	Software Development and License Agreement between Quinton Inc., American Home Products Corporation and Hewlett-Packard Company dated February 10, 1995.
10.29†	Software Development and License Agreement between Quinton Inc. and Zymed Incorporated dated January 27, 1998.

Exhibit
No.	Description

10.30†	Amendment to Loan Documents between Quinton Inc. and Silicon Valley Bank dated May 31, 2000.
23.1	Consent of Arthur Andersen LLP, independent public accountants.
23.2†	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit No. 5.1).
24.1†	Power of Attorney (contained on signature page).
99.1	Letter to the SEC dated March 29, 2002, regarding the assurances from Arthur Andersen LLP

†	Previously filed.

**	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for Confidential treatment under Rule 406 promulgated under the Securities Act.